As filed with the Securities and Exchange Commission on June 24, 2004.

Registration No. 333-115811

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JAMESON INNS, INC.

(Exact Name of Registrant as Specified in its Charter)

Georgia	58-2079583
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8 Perimeter Center East

Suite 8050

Atlanta, GA 30346

(770) 481-0305

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas W. Kitchin

Chairman and Chief Executive Officer

8 Perimeter Center East

Suite 8050

Atlanta, GA 30346

(770) 481-0305

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Lynnwood R. Moore, Jr., Esq. Katy Day Inhofe, Esq. Conner & Winters, P.C. 3700 First Place Tower 15 East Fifth Street Tulsa, Oklahoma 74103-4344 (918) 586-5711	Jay L. Bernstein, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item (a)(11) of this Form, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $.10 par value per share(1)	34,500,000	$2.875	$99,187,500	$12,567
Additional shares of common stock	8,050,000(2)	$2.155(3)	$17,347,750(3)	$2,198

(1)	Shares included in original filing on which fee has been paid.
(2)	Includes 1,050,000 shares subject to the underwriters’ over-allotment option.
(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low prices reported on the Nasdaq National Market on June 23, 2004, was $2.155 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 24, 2004

37,000,000 Shares of Common Stock

Jameson Inns, Inc. is offering 37,000,000 shares of its common stock, par value $0.10 per share, at a price of $             per share. We will receive all of the net proceeds from the sale of these shares. Our common stock is listed for quotation on the Nasdaq National Market under the symbol “JAMS.” On June 23, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $2.24 per share.

We own and operate 93 Jameson Inn hotel properties and 23 Signature Inn hotel properties in the southeastern and midwestern United States. Ten additional Jameson Inns are owned by third party franchisees. Our 126 hotel properties have a combined 8,268 rooms in 14 states.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7 for a discussion of certain factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 5,550,000 shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering our common stock as described in “Underwriting.” The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY	STIFEL, NICOLAUS & COMPANY
INCORPORATED
JMP SECURITIES

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read the entire prospectus, including the “Risk Factors,” the documents referred to in “Where You Can Find Additional Information” and the pro forma and consolidated financial statements and related notes. Unless the context otherwise requires, references in this prospectus to “Jameson,” “we,” “us” and “our” refer to Jameson Inns, Inc. and its subsidiaries collectively. The Jameson Inn® and Signature Inn® are our registered trademarks. Unless otherwise indicated, references in this prospectus to “Inns” refer to our owned and franchised Jameson Inns and our owned Signature Inns. In addition, unless otherwise indicated, the information in this prospectus assumes that the underwriters’ over-allotment option is not exercised. Furthermore, we assume a stock price of $2.24 as of the date of this preliminary prospectus, which was the closing price of our common stock on June 23, 2004.

Overview

We are a leading owner and operator of economy and mid-scale hotels in the southeastern and midwestern United States. Our Inns are designed to attract business and leisure travelers who are focused on price and quality and are located mainly in markets which we feel have a growing industrial and commercial base. As of March 31, 2004, we owned 93 Jameson Inns and franchised an additional 10 Jameson Inns in the southeastern United States totaling 5,648 rooms. At the same date, we also owned 23 Signature Inns in the midwestern United States totaling 2,620 rooms. We also manage one of our franchised hotels and one unaffiliated hotel property for a third party.

We were founded in 1987 by Thomas W. Kitchin, our Chairman and Chief Executive Officer, and completed our initial public offering, or IPO, in 1994. At the time of our IPO, we elected to qualify as a real estate investment trust, commonly known as a REIT, for federal income tax purposes. In order to comply with prohibitions on REITs’ direct operation of their hotel properties, we leased our owned Inns to Kitchin Hospitality, LLC. Under those lease arrangements, Kitchin Hospitality was responsible for operating our hotel properties and paid us a base rent plus a variable rent based upon the revenues per room received by Kitchin Hospitality.

On January 2, 2004, we acquired Kitchin Hospitality from Thomas W. Kitchin and members of his immediate family, including Craig R. Kitchin, our President and Chief Financial Officer. Effective January 1, 2004, we also relinquished our status as a REIT for federal income tax purposes and became a taxable C-corporation. We are now able to operate our Inns and receive the full financial benefits from those operations, as well as engage in other related activities such as franchising and property management that allow us to capitalize upon our strong brand name. In connection with our conversion to a C-corporation, we do not intend to pay a dividend on our common stock for the foreseeable future, and instead intend to reinvest our available cash flow into our business. In addition to eliminating the conflicts of interest that were inherent in our lease arrangements with Kitchin Hospitality, we believe that our restructuring simplifies our business model and positions us to capitalize on the increased economic activity that we expect in our markets.

We maintain our principal executive offices at 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1604. Our telephone number is (770) 481-0305. Our website is http://www.jamesoninns.com. Information on our website is not and should not be considered part of this prospectus.

Business Strategy

In connection with the corporate restructuring completed in January 2004 and the proposed sale of shares of common stock in this offering, we have revised our business strategy to enhance the expansion and aggressive marketing of the Jameson Inn brand. We expect to use the net proceeds of this offering to fully redeem our Series A and Series S Preferred Stock and for general corporate purposes, which will significantly increase our available cash flow.

We believe that our investment in, and dedication to, the following initiatives will expand our brand presence and generate attractive increases in revenue per available room, or RevPAR. Our strategy to achieve these objectives consists of the following elements:

Refurbishing and Rebranding Our Signature Inns.    We intend to convert our Signature Inns to Jameson Inns. We believe that our Signature Inns are well-located properties in desirable midwestern markets but with limited brand awareness. Additionally, these properties have not received the necessary capital expenditures in recent years to maintain their competitiveness with similarly located hotel properties operating in the economy and mid-scale segment. We have developed a detailed capital improvement plan designed to improve and upgrade the high impact areas, such as guest rooms, common area amenities, signage and landscaping.

Aggressively Selling and Marketing Our Jameson Inn Brand.    We believe that aggressive marketing and promotional efforts can be instrumental in increasing our RevPAR. We recently hired a Vice President of Marketing, who will lead marketing efforts of the Inns and promote our “Perfect Stay Guarantee” program. With a continued improving economy, we anticipate increased travel in our markets and believe that this increased activity will afford us a timely opportunity to strategically and aggressively implement our enhanced marketing efforts.

Growing our Franchising Program.    We have begun formulating plans to expand our franchising efforts to independent hotel owners in an effort to capitalize on the strong consumer awareness of the Jameson Inn brand. We feel that our marketing and reservation systems are of great benefit to hotel owners who may not have the financial or operating resources to efficiently absorb the high fixed costs associated with the development of their own systems.

Selectively Acquiring and Developing Properties.    As opportunities arise, we will consider acquiring existing, well-located hotel properties that can be refurbished and rebranded as Jameson Inns. Additionally, we will seek new development opportunities including expansion of certain Jameson Inns where we own adjacent vacant land suitable for expansion.

Disposing of Underperforming Properties.    We expect to continue our focus on selling properties in underperforming markets or markets with limited growth potential. We actively monitor our portfolio for suitable disposition opportunities and intend to use the net proceeds realized from such sales primarily to reduce our mortgage indebtedness.

Competitive Strengths

We believe we have a number of competitive strengths, which include:

Management Experience and Continuity.    We have an experienced and stable management team, most of whom have been with us for many years. Our eight senior executives have more than 130 years of combined experience in the hotel industry and they have been a part of the Jameson team an average of 9 years. Thomas W. Kitchin continues to be our Chairman and Chief Executive Officer and is our largest shareholder.

Strong Proprietary Brand Identity.    We own our brand names and, with the exception of three of our owned Signature Inns for which we have entered into a co-branding arrangement with Best Western International®, do not have to franchise our name or operations from any other company. This allows us greater control over our operations and eliminates franchise fee payments customary with other hotel brands. We have also franchised the Jameson Inn name to purchasers of our hotel properties.

Asset Concentration.    Our hotel properties are generally situated in convenient locations throughout the southeastern and midwestern United States. The regional clustering of our assets enables us to reduce our operating costs through economies of scale.

Strong Emphasis on Guest Satisfaction.    We emphasize the importance of guest loyalty and satisfaction. In addition to our efforts to provide attractive, convenient and visitor friendly locations, we have instituted a “Perfect Stay Guarantee.” Under this program, any guest who is not completely satisfied with his or her stay will not be charged for that stay.

Improved Balance Sheet.    Upon completion of this offering, we will have an improved balance sheet. By using the net offering proceeds to redeem all of our Series A and Series S Preferred Stock, we will reduce our leverage and increase the cash flow available for growth, property renovation and new investment opportunities.

Our Inns

Our Inns are designed to appeal to price and quality conscious travelers. Our target guests are business travelers, as well as families and leisure travelers attending events such as college or cultural gatherings, fairs, festivals and family reunions. Many of our Inns are located at high traffic areas with convenient highway access and in close proximity to restaurants and other shopping amenities and major employment centers. Additionally, certain of our Inns have meeting space that we feel is in high demand by some of our guests and differentiates us from some of our competitors.

We conduct our advertising primarily through billboards that we either own or lease and that are prominently located along highways near our Inns. We also utilize print advertisements in publications and newspapers that are distributed in the markets in which our Inns are located. We believe that we provide exceptional service to our guests and rely on strong word-of-mouth referrals and repeat business.

Jameson Inns.    Our Jameson Inns are all colonial style, white buildings with green trim and are located in 10 southeastern states. As of March 31, 2004, the average age of the 93 Jameson Inns we own was approximately 6.4 years. In late 1998, we designed and began building three-story, interior corridor structures, each with 56 to 80 guest rooms with elevator access. Prior to 1998, we built two-story structures having 39 or 40 guest rooms with exterior corridor access to those rooms. For most of the Jameson Inns constructed prior to 1999, we acquired adjacent vacant land parcels to allow us to expand the Inns should market conditions justify such an expansion. We have expanded 44 of these hotels by constructing additional buildings with 16 to 24 guest rooms.

All Jameson Inns feature amenities such as swimming pools, fitness centers, remote-controlled color television with cable programming including HBO, free local calls and complimentary deluxe breakfasts and daily newspapers. In addition, all Jameson Inns currently have high speed Internet service or will have it installed in the near future.

Jameson Inns compete in the economy and mid-scale segments of the lodging industry and we believe that our primary competitors include Hampton Inn®, Holiday Inn Express® and Comfort Inn®.

Signature Inns.    We acquired 26 existing Signature Inns through our merger with Signature Inns, Inc. of Indianapolis in 1999. Since 2002, we have sold three Signature Inns. Most of our Signature Inns were constructed by Signature Inns, Inc. between 1981 and 1997 and as of March 31, 2004, the average age of the 23 Signature Inns that we own was approximately 18.2 years. All of these facilities are interior-corridor hotels and typically contain approximately 120 guest rooms.

Signature Inns offer the same amenity package as our Jameson Inns. In addition, some of our Signature Inns have indoor swimming pools.

Signature Inns compete in the economy and mid-scale segments of the lodging industry. We believe that our primary competitors include Hampton Inn, Holiday Inn Express, Fairfield Inn® and Comfort Inn.

Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section prior to deciding whether to invest in our common stock. Some of the risks include:

•	Due to the geographic concentration of our Inns in the southeastern and midwestern United States, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

•	We have incurred debt financing and may incur increased indebtedness in connection with future renovations, acquisitions and general corporate purposes. Increased indebtedness could make us more vulnerable to general economic and lodging industry conditions. Debt would likely be secured by our Inns and if we were unable to meet our debt service obligations, we would risk the loss of some of our assets.

•	Our hotel refurbishing and rebranding projects may be more costly than we anticipate. We are subject to risks of delay or cost overruns. Delays and expenses could impact revenues, negatively impact our reputation with hotel guests, and otherwise adversely impact our results of operations and financial condition. We also may not realize the increased RevPAR results that we are expecting from these efforts, in which case we may not realize any benefit from these capital expenditures.

Recent Developments

On June 4, 2004, we held our annual meeting of shareholders. At that meeting, the shareholders re-elected David S. Fraser and Michael E. Lawrence as directors for three-year terms and ratified the appointment of Ernst & Young LLP as our independent auditing firm for the 2004 fiscal year. The shareholders also approved an amendment to our articles of incorporation to increase the shares of our authorized common stock from 40,000,000 shares to 100,000,000 shares. The proposed amendment to eliminate the REIT ownership restrictions on the common stock was not approved by our shareholders, and consequently, those restrictions will continue. These restrictions are discussed at “Description of Our Capital Stock—Authorized Capital—Common Stock.”

Lodging Industry Performance Measures

We believe that the following performance measures, which are widely used in the lodging industry and appear throughout this prospectus, are important to our discussion of operating performance:

•	Total available rooms represents the number of rooms available multiplied by the number of days in the reported period. We use total available rooms as a measure of capacity in our Inns. Rooms under significant renovation are excluded from total available rooms.

•	Occupancy rate represents total rooms occupied by hotel guests divided by total available rooms. We use occupancy rate as a measure of the utilization of capacity in our Inns.

•	Average daily rate, or ADR, represents total room revenues divided by the total number of rooms occupied by hotel guests. We use ADR as a measure of room pricing in our Inns.

•	Revenue per available room, or RevPAR, represents total room revenues divided by total available rooms. We use RevPAR as a measure of performance of our Inns.

Our Structure

The following organizational chart illustrates our current company structure:

The Offering

Common stock offered by us	37,000,000 shares of common stock(1)

Common stock to be outstanding after this offering	51,060,934 shares of common stock(2)

Use of proceeds	We intend to use the net proceeds of this offering to redeem all of our Series A and Series S Preferred Stock and the balance, if any, for general corporate purposes.

Nasdaq National Market Symbol	JAMS

(1)	Excludes up to 5,550,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option with respect to this offering.
(2)	The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of June 23, 2004. These shares exclude the following:

•	1,024,900 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.76 per share;

•	608,430 shares of common stock reserved for issuance under our stock option plans;

•	2,282,813 shares of stock reserved for issuance upon conversion of our Series S Preferred Stock; and

•	up to 5,550,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Due to the geographic concentration of our Inns, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

All Jameson Inns are located in the southeastern United States and approximately 19.8% of our total rooms are located in Georgia (all of which are Jameson Inns). All Signature Inns are in the midwestern United States and approximately 18.4% of our total rooms are located in Indiana (all of which are Signature Inns). For the foreseeable future we will continue to have a concentration in those two regions of the country. As a result, our hotel properties are subject to the effects of adverse economic and competitive conditions and trends in those regions and markets and we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions than other areas in the United States. The concentration of hotel properties in one region or in a limited number of markets may expose us to risks of adverse economic developments which are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of our competitors’ properties in these markets and higher local property, sales and income taxes in the geographic markets in which we are concentrated. This geographic concentration also makes us more vulnerable to local and regional occurrences such as seasonal factors and natural disasters. Any of these could adversely affect our revenues and cash flow.

Our hotel refurbishment and rebranding for our Signature Inns may be more costly than we anticipate.

We intend to refurbish and rebrand our Signature Inns. These projects are subject to a number of risks, including construction delays or cost overruns. Further, additional financing for these projects may not be available or, even if available, may not be on favorable terms. Any unanticipated delays or expenses incurred in connection with the refurbishment or rebranding of the Signature Inns could impact expected revenues, negatively affect our reputation among hotel guests and otherwise adversely impact our results of operations and financial condition.

We may be unable to effectively and efficiently combine our operations with our subsidiary, Kitchin Hospitality.

Now that we have acquired Kitchin Hospitality, we will be subject to the financial and operating risks associated with the Inns, as well as the associated legal and regulatory risks. We may be unable to efficiently combine the operations of the two companies while assuming the risks of Kitchin Hospitality. We could fail to achieve the benefits anticipated from the acquisition and our profitability would be adversely affected.

We are not restricted by our articles or incorporation or bylaws from increasing our debt.

We currently have a policy of limiting our outstanding indebtedness for new construction, expansions and refinancings to 65% of the aggregate value of our owned Inns based on the most recent appraisals obtained on the owned Inns. However, our organizational documents do not limit the amount of indebtedness that we may incur. Accordingly, our board of directors could change the current policies and we could become more highly leveraged. This would increase our debt service requirements and the risk of us defaulting on our obligations. Moreover, we do not obtain new appraisals of our owned Inns on a regular basis, so some of our appraisals may be outdated. An increase in our debt service requirements could adversely affect our financial condition and results of operations.

We have incurred debt financing and may incur increased indebtedness in connection with future renovations, acquisitions and general corporate purposes.

Our outstanding indebtedness as of March 31, 2004 was approximately $208.3 million. Substantially all of our outstanding indebtedness is secured by individual hotel properties. For the three month period ended March 31, 2004, our outstanding indebtedness had a weighted average annual interest rate of 5.2%. At March 31, 2004, our ratio of long-term debt (including current portion) to equity was 2.4 to 1.0. Neither our articles of incorporation nor our bylaws limit the amount of indebtedness that we may incur. Subject to the policy discussed in the paragraph above and limitations in our debt instruments, we may incur additional debt in the future to finance renovations, acquisitions and for general corporate purposes. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow. Our continuing indebtedness could increase our vulnerability to general economic and lodging industry conditions (including increases in interest rates) and could impair our ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise. Our indebtedness is, and will likely continue to be, secured by mortgages on our owned Inns. We cannot assure you that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets, including our owned Inns, to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable to us. In such circumstances, if we are in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more owned Inns at times that may not permit realization of the maximum return on our investments. Economic conditions could result in higher interest rates, which would increase debt service requirements on variable rate debt and could reduce the amount of cash available for various corporate purposes. We have a substantial amount of debt maturing in the next three years. If we are unable to successfully negotiate renewal or extensions of that debt or obtain refinancing on favorable terms, we may be forced to sell assets or lose hotel properties to foreclosure.

Our lack of industry diversification makes us more vulnerable to economic downturns.

We currently, and intend in the future to, invest primarily in Inns. This concentration of our investments in a single industry makes us more vulnerable to adverse effects of occurrences such as economic downturns. A weakness in the economy or a downturn in the hotel industry in general or in the economy and mid-scale segment in particular could have a more significant effect on the operation of our Inns and, therefore, on revenues and cash flow than if our investments were more economically diverse.

Our franchising program depends upon third party owners/operators who may not fulfill their franchising obligations, including failing to make timely payments to us and failing to maintain quality control consistent with the Jameson Inn standard.

The success of our franchising program is in large part dependent upon the manner in which our franchisees adhere to their respective franchise agreements and operating standards, which include:

•	timely payment of royalties and other fees;

•	commitment to our “Perfect Stay Guarantee”;

•	ongoing capital expenditures and maintenance; and

•	proper usage and protection of the Jameson Inn brand and related trademarks.

In addition, while we have contractual controls over each franchisee, we do not have control over the day-to-day operations of franchisees. As a result, third party franchisees may not appropriately use and protect our Jameson Inn brand, which may decrease its value or expose it to legal challenges, which, in turn, could subject us to substantial loss and expense.

Our business could be harmed if key personnel terminate their employment with us.

Our success is dependent on the efforts of our management team. Our eight senior executives have more than 120 years of combined experience in the hotel industry. While we believe we could find replacements for these key personnel, the loss of their services could materially and adversely affect our operations. We currently own and are the beneficiary of key person life insurance for Thomas W. Kitchin, our Chairman and Chief Executive Officer.

We have common stock ownership limitations in our articles of incorporation.

In connection with our election in 1994 to be taxed as a real estate investment trust we included certain ownership restrictions in our articles of incorporation to assist us in our efforts to qualify as a REIT. These ownership restrictions are described in the section of the prospectus captioned, “Description of Our Capital Stock—Authorized Capital—Common Stock.”

Since our status as a REIT has been relinquished, none of these stock ownership restrictions are needed. Consequently, our board of directors approved an amendment to our articles of incorporation to remove all of these provisions to the extent they are applicable to shares of our common stock. However, the proposed amendment was not approved by our shareholders at our annual meeting on June 4, 2004. Consequently, the ownership restrictions will continue. It is possible that these restrictions could be enforced in the future in a manner that might discourage a change of control.

Due to the shareholdings of our Chairman and Chief Executive Officer, together with other members of the Kitchin family, we may be limited in our ability to undertake a change of control transaction requiring shareholder approval.

Thomas W. Kitchin, our Chairman of the Board and Chief Executive Officer and his spouse have sole or shared voting and investment power with respect to 19.2% of our outstanding shares of common stock through their direct ownership or as trustee of trusts established for the benefit of their children. Their son, Craig R. Kitchin, who is our President and Chief Financial Officer, beneficially owns 1.6% of our outstanding shares of common stock. Upon the completion of this offering, their ownership percentages will be reduced to 5.3% and 0.5%, respectively. As long as these holders own a substantial portion of the outstanding common stock, they may have the ability to approve or block actions requiring the approval of our shareholders, including a merger or a sale of all of our assets or a transaction that results in a change of control. In some circumstances, such actions could be against the interests of our other shareholders.

Provisions in our charter documents may make it difficult for a third party to acquire us and could depress the price of our common stock.

Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change of control of us. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the shares of our common stock. These provisions include:

•	the authority of the board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

Our business is seasonal in nature, and we are likely to experience fluctuations in our results of operations and financial condition.

Our business is seasonal in nature, with the months from April through September generally accounting for a greater portion of annual revenues than the months from October through March. Therefore, our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. The seasonal nature of our business increases our vulnerability to risks such as labor force shortages and cash flow problems. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, regional economic downturn or poor weather conditions should occur during the months of April through September, the adverse impact to our revenues could likely be greater as a result of our seasonal business. Since we have relinquished our status as a real estate investment trust and we are no longer simply a passive owner of our properties, we are much more susceptible to these sorts of risks.

We face risks relating to litigation.

At any given time, we are subject to claims and actions incidental to the operation of our business. The outcome of these proceedings cannot be predicted. If a plaintiff were successful in a claim against us, we could be faced with the payment of a material sum of money. If this were to occur, it could have an adverse effect on our financial condition.

We may experience material losses in excess of insurance coverage.

We carry comprehensive liability, public area liability, fire, flood, pollution, boiler and machinery, extended coverage and rental loss insurance covering our hotel properties. There are, however, certain types of catastrophic losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur with respect to any particular property, we could lose our capital invested in the property, as well as the anticipated future revenue from the property and, in the case of debt which is with recourse to us, would remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance coverage will not occur in the future. In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in an Inn, as well as the anticipated future revenue from the Inn. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate an Inn after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Risks Relating to the Lodging Industry Generally

Our operating results are subject to the various operating risks common to the lodging industry, many of which are beyond our control.

Our revenues and our operating results are subject to the various operating risks common to the lodging industry, many of which are beyond our control. These include:

•	changes in national, regional and local economic climates;

•	over-building of hotels in our markets, which adversely affects occupancy and revenues at our Inns;

•	actual and threatened terrorist attacks and international conflicts and their impact on travel;

•	dependence on business and commercial travelers and tourism;

•	the attractiveness of the Inns to consumers and competition from other hotels;

•	the quality, philosophy and performance of the managers of the Inns;

•	increases in operating costs due to inflation and other factors such as increases in the price of energy, healthcare or insurance;

•	changes in travel patterns, extreme weather conditions and cancellation of or changes in events scheduled to occur in our markets;

•	ongoing repair and renovation of Inns; and

•	other risks generally associated with the ownership of hotel properties, as we discuss in detail below.

Changes in any of these conditions could adversely impact hotel room demand and pricing and result in reduced occupancy, ADR and RevPAR or could otherwise adversely affect our results of operations and financial condition. We have a limited ability to pass through increased operating costs in the form of higher room rates, so that such increases could result in lower operating margins.

If we are unable to compete successfully, our business may be materially harmed.

The lodging industry is highly competitive. Competition in the industry is primarily based on service quality, range of services, brand name recognition, convenience of location, room rates, guest amenities, perceived values and quality of accommodations. We compete with other national limited and full service hotel companies as well as various regional and local hotels. Many of our competitors have a larger network of locations and greater financial resources than we do. Each of our Inns is located in an area that has competing hotels. The more competitive hotels in a particular area, the more difficult it becomes to achieve a desirable occupancy rate and room rate. Many of our Inns are located in cities and communities in which significant new hotel and motel development has occurred in recent years. Our competitors may be able to accept more risk than we can manage prudently and may be able to borrow the funds needed to acquire hotels. Additionally, new and existing competitors may offer significantly lower rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our Inns, resulting in a decrease in occupancy rates, ADR and RevPAR. Changes in demographics and other changes in our markets may also adversely impact the convenience or desirability of our Inn locations, thereby reducing occupancy, ADR and RevPAR and otherwise adversely impacting our results of operations and financial condition.

Our expenses may remain constant even if revenues decline.

The expenses of owning property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from an Inn. Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses are unlikely to decrease proportionately. In such instances, our financial condition and ability to service debt could be adversely affected by:

•	interest rate levels;

•	the availability of financing;

•	the cost of compliance with government regulations, including zoning and tax laws; and

•	changes in government regulations, including those governing usage, zoning and taxes.

We are subject to governmental regulations affecting the lodging industry; the costs of complying with governmental regulations, or our failure to comply with such regulations, could affect our financial condition and results of operations.

We are subject to numerous federal, state and local government regulations affecting the lodging industry, including building and zoning requirements. Increased government regulation could require us to make unplanned expenditures and result in higher operating costs. Further, we are subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins. Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. We may be required to remove access barriers or make unplanned, substantial modifications to our Inns to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on revenues and earnings. Any failure to comply with ADA requirements or other governmental regulations could result in the U.S. government imposing fines or in private litigants winning damage awards against us.

Failure of the U.S. lodging industry to exhibit continued improvement may adversely affect our ability to execute our business plan.

A substantial part of our business plan is based on our belief that the U.S. lodging markets will continue to benefit from the recent improving economic fundamentals. We cannot be sure as to whether, when, or to what extent lodging industry fundamentals will in fact continue to improve. In the event conditions in the industry do not continue to improve as we expect, our ability to execute our business plan may be adversely affected.

The increasing use of third party travel websites by consumers may adversely affect our profitability.

Some of the rooms at our Inns will be booked through third party travel websites such as Travelocity.com, Expedia.com and Priceline.com. If these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. We believe that these Internet intermediaries hope that consumers will eventually develop brand loyalties to their reservation systems rather than to our brands. Although most of the business for our Inns is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be adversely affected.

The lingering effects of the recent economic recession, the events of September 11, 2001 and military activity in the Middle East have adversely affected the travel and lodging industries, and these adverse effects may continue.

As a result of the attacks on the World Trade Center and the Pentagon on September 11, 2001, military activity in the Middle East and the lingering effects of the recent economic recession, the lodging industry experienced a significant decline in business caused by a reduction in travel for both business and pleasure. Like the rest of the lodging industry, our hotels experienced declines in occupancy and ADR due to the reduction in travel.

We are unable to predict with certainty when or if travel and lodging demand will be fully restored to normal levels. We cannot presently determine the impact that the September 11, 2001 terrorist attacks, future events such as military or police activities in the United States or foreign countries and future terrorist activities or threats of such activities, could have on our business. Our business and properties may continue to be affected, including hotel occupancy and revenues, and, as a result, our revenues may remain at reduced levels or be reduced further. In addition, other terrorist attacks, acts of war, prolonged U.S. involvement in Iraq or other significant military activity could have additional adverse effects on the economy in general, and the travel and lodging industry in particular. These factors could have a material adverse effect on the markets on which shares of our common stock will trade, the lodging industry at large, and our results of operations, financial condition and ability to service debt.

Risks Related to the Real Estate Industry

Our inability to sell real estate when appropriate may adversely affect our financial condition.

Real estate assets generally cannot be sold quickly. We may not be able to sell our owned Inns or other real estate promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our assets could adversely affect our financial condition. In addition, sales of appreciated real property could generate material adverse tax consequences, which may make it disadvantageous for us to sell certain of our owned Inns.

Risks associated with real estate ownership may adversely affect revenue or increase expenses.

We are subject to varying degrees of risk that generally arise from the ownership of our Inns. Revenue from our Inns may be adversely affected by changes beyond our control, including the following:

•	changes in national, regional and local economic conditions;

•	changes in local real estate market conditions;

•	increases in interest rates, and other changes in the availability, cost and terms of financing and capital leases;

•	increases in property and other taxes;

•	the impact of present or future environmental legislation and adverse changes in zoning laws and other regulations; and

•	compliance with environmental laws.

An increase in interest rates or property and other taxes could increase expenses and adversely affect our cash flow. Adverse conditions such as those discussed above could cause the terms of our borrowings to become unfavorable to us. In such circumstances, if we were in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more Inns at times that might not permit realization of the maximum return on our investments. Unfavorable changes in one or more of these conditions could also result in unanticipated expenses and higher operating costs, thereby reducing operating margins and otherwise adversely affecting our results of operations and financial condition.

The existence of mold in our owned Inns could result in substantial costs or restrictions on the use of our hotel properties.

Some of our owned Inns could have problems with mold caused by excessive moisture, which accumulates in buildings or on building materials. Some molds are known to produce toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold can cause a variety of health effects and symptoms in certain individuals including allergic or other reactions. With the exception of one owned Inn, we have been able to remediate the mold presence discovered in our owned Inns without material cost. We have one owned Inn in which approximately 75 rooms have been taken out of service for a number of reasons, including the presence of mold. We are not insured for losses related to the presence of mold at that Inn. In addition, we may incur substantial remediation costs and lost revenues during any remediation process if we discover mold in our other owned Inns, or if the costs related to mold such as legal and insurance expense continue to increase rapidly, which, in turn, could significantly increase our operating costs and reduce our earnings.

Risks Relating to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

Many factors could cause the market price of our common stock to rise and fall, including:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

It is possible that the price for our common stock may not equal or exceed the price you paid for it.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

Other than the shares received by the Kitchin family in January 2004 in connection with our acquisition of Kitchin Hospitality, substantially all of the shares of our common stock are eligible for immediate resale in the public market. The former owners of Kitchin Hospitality are restricted from selling shares of common stock until January 1, 2005. We cannot predict whether future issuances of our common stock or resales in the open market will decrease the market price of our common stock. The exercise of the underwriters’ over-allotment option, the exercise of any options or the vesting of any restricted stock granted to directors, executive officers and other employees under our stock incentive plan, the issuance of common stock or units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

We do not expect to pay cash dividends on our common stock.

We do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Instead, we intend to apply any available cash flow to repay indebtedness and to the expansion and development of our business. Our failure to pay dividends on our common stock may make it less desirable as an investment, thus having a depressive effect on its price compared to what it might be if we did pay dividends.

We are subject to environmental risks that could be costly.

Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future environmental legislation. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to borrow using such property as collateral for a loan or to sell such property. Phase I environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have an adverse effect on our results of operations and financial condition. While we have not been notified by any governmental authority and we have no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties, we cannot assure you that we will not discover problems that currently exist but to which we have no current knowledge, that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our existing and future properties will not be affected by the condition of neighboring properties (such as the presence of leaking underground storage tanks) or by third parties (whether neighbors such as dry cleaners or others) unrelated to us.

Tax Risks

Our failure to qualify as a REIT for any of our last three taxable years may have adverse effects on our financial condition.

We believe that, until our relinquishment of our REIT status commencing with our taxable year beginning January 1, 2004, we operated in a manner so as to qualify as a REIT under the Internal Revenue Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders, so long as it distributes at least 90% of its taxable income and satisfies certain other technical and complex requirements. If, in any of our last three taxable years we in fact are found to have failed to qualify as a REIT for federal income tax purposes, we would not have been allowed a deduction for distributions to shareholders in computing taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income for those taxable years at regular corporate rates. The additional tax liability resulting from such a failure to have qualified could significantly reduce the amount of funds available for use by us in our ongoing operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains certain forward-looking statements. These include statements about the effects of the relinquishment of our status as a real estate investment trust and our acquisition of Kitchin Hospitality on January 2, 2004, changes in interest rates, our expansion plans, acquisition or leasing of additional land parcels, construction of new hotels and expansion of existing hotels, disposition of land parcels and hotels, access to debt financing and capital, future corporate strategies and direction, effects and circumstances relating to terrorist acts similar in nature to those which occurred on September 11, 2001, on-going military actions and the anticipated negative impact on travel, the national economic slowdown and other matters. These statements are not historical facts but are expectations or projections based on certain assumptions and analyses made by our senior management in light of their experience and perception of historical trends, current conditions, expected future developments and other factors. Whether actual results and developments will conform to our expectations and predictions is, however, subject to a number of risks and uncertainties. These include, but are not limited to:

•	Our ability to:

•	operate our Inns and manage our business in a cost-effective manner given the number of Inns we own and operate and the geographic areas in which they are located;

•	effectively and efficiently combine our operations with those of Kitchin Hospitality;

•	refurbish and rebrand our Signature Inns;

•	provide ongoing renovation and refurbishment of the Inns sufficient to maintain consistent quality throughout the Jameson Inn brand;

•	acquire hotels that meet our investment criteria;

•	sell, dispose of or otherwise address our Inns and land parcels which do not meet our investment criteria;

•	raise additional equity capital adequate for our future plans;

•	assess accurately market demand;

•	refinance on favorable terms our floating rate and fixed rate indebtedness as it becomes due;

•	secure construction and permanent financing on favorable terms and conditions;

•	identify and purchase or lease new sites which meet our various criteria, including reasonable land prices or ground lease terms; and

•	contract for the construction of new Inns and expansions of existing Jameson Inns in a manner which produces Inns consistent with our present quality and standards at a reasonable cost and without significant delay.

•	General economic, market and business conditions, particularly those in the lodging industry and in the geographic markets in which the Inns are located.

•	Uncertainties we might encounter in changing to a tax-paying entity from a REIT.

•	Changes in rates of interest we pay on our mortgage indebtedness.

•	The business opportunities (or lack of opportunities) that may be presented to and pursued by us.

•	Changes in laws or regulations.

•	Availability and cost of insurance covering the various risks we may incur.

The words “estimate,” “project,” “intend,” “expect,” “anticipate,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus as well as in other written materials, press releases and oral statements issued by us or on our behalf. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $77.4 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment in full, our net proceeds from the offering will be approximately $89.1 million. We intend to use approximately $31.8 million of the net proceeds from this offering to fully redeem our Series A Preferred Stock and approximately $43.8 million of the net proceeds from this offering to fully redeem our Series S Preferred Stock. The balance of the net proceeds, if any, will be used for general corporate purposes. Pending the uses described above, we will invest the net proceeds in interest-bearing, investment-grade securities or money market accounts.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for quotation on the Nasdaq National Market under the symbol “JAMS.” As of May 1, 2004, there were approximately 3,700 holders of record of our common stock, including multiple beneficial holders of depositories, banks and brokers listed as a single holder in the “street” name of each respective depository, bank and broker.

The last reported sale price of our common stock on the Nasdaq National Market on June 23, 2004 was $2.24 per share.

Comparative Per Share Market Price and Dividend Information

The following table sets forth the high and low closing sale prices for our common stock for the periods indicated. The prices are as reported on the Nasdaq National Market based on published financial sources. The table also sets forth the cash dividends paid per common share for the periods indicated below:

	High	Low	Cash Dividends Per Share
Fiscal year ended December 31, 2004
First Quarter	$3.09	$2.39	—
Second Quarter through June 23, 2004	$2.94	$2.24	—

Fiscal year ended December 31, 2003
First Quarter	$2.59	$1.96	$0.05
Second Quarter	$3.44	$2.13	$0.05
Third Quarter	$3.31	$2.40	$0.05
Fourth Quarter	$2.98	$2.30	—

Fiscal year ended December 31, 2002
First Quarter	$4.85	$3.40	$0.05
Second Quarter	$4.00	$3.15	$0.05
Third Quarter	$3.71	$2.43	$0.05
Fourth Quarter	$3.28	$2.18	$0.05

We do not expect to pay dividends on our common stock for the foreseeable future.

CAPITALIZATION

The following sets forth, as of March 31, 2004,

•	our actual capitalization; and

•	our capitalization as adjusted to give effect to the consummation of this offering, including the receipt of an estimated $77.4 million in net proceeds thereof and the application of approximately $31.8 million of the net proceeds from this offering to fully redeem our Series A Preferred Stock, approximately $43.8 million of the net proceeds from this offering to fully redeem our Series S Preferred Stock and the balance of the net proceeds, if any, for general corporate purposes.

	March 31, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$2,689	$4,461

Long-term debt (including current portion)	$208,267	$208,267

Preferred stock, 1,272,727 shares authorized, 9.25% Series A cumulative preferred stock, $1.00 par value, liquidation preference $25 per share, 1,272,727 shares issued and outstanding	1,273	—
Preferred stock, 2,256,000 shares authorized, 8.5% Series S cumulative convertible preferred stock, $1.00 par value, liquidation preference $20 per share, 2,191,500 shares issued and outstanding	2,192	—
Common stock, $0.10 par value, 100,000,000 shares authorized, 14,060,860 actual shares and 51,060,860 shares, as adjusted, issued and outstanding	1,406	5,106
Contributed capital	96,699	114,176
Unamortized deferred compensation	(2,149)	(2,149)
Accumulated deficit	(11,373)	(27,313)

Total stockholders’ equity	88,048	89,820

Total capitalization	$296,315	$298,087

Please read the capitalization table together with the sections of this prospectus entitled “Use of Proceeds,” “Unaudited Selected Pro Forma Condensed Financial Information,” “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed information included in our financial statements and related notes included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial and operating information. This consolidated historical financial data has been derived from our audited and unaudited historical consolidated financial statements. The unaudited financial information includes all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for these periods. The historical consolidated financial information is not necessarily indicative of the results of future operations and should be read together with our historical consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document. Historical financial and operating information includes all owned Inns; however, due to our development of new Jameson Inns, expansion of existing Jameson Inns, and sale of certain Inns, certain information may not be comparable between periods.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(dollars in thousands, except per share data)
Operating Data:
Revenues:
Lodging revenues	$20,318	$—	$—	$—	$—	$—	$—
Other income	88	28	—	—	—	—	—
Lease revenues	—	9,493	40,951	40,786	41,531	40,795	32,827

Total revenues	20,406	9,521	40,951	40,786	41,531	40,795	32,827

Expenses:
Direct lodging	11,778	—	—	—	—	—	—
Depreciation	3,764	4,650	17,379	19,127	18,802	13,794	9,654
Property and other taxes and insurance	1,523	1,635	6,458	5,317	5,069	4,284	2,965
General and administrative	1,682	701	2,846	2,367	1,660	1,405	1,131
Loss on disposal of furniture and equipment	—	—	—	—	—	—	755
Amortization of offering costs	—	—	—	—	—	176	100
Cost of acquisition	—	—	1,605	—	—	—	—
Early extinguishments of mortgage notes	9	106	211	62	341	88	—
Loss on impairment of real estate	—	—	600	—	2,110	—	—

Total expenses	18,756	7,092	29,099	26,873	27,982	19,747	14,605

Income from operations	1,650	2,429	11,852	13,913	13,549	21,048	18,222
Interest expense, net of amounts capitalized	2,968	3,217	12,577	14,436	18,197	14,099	7,776
Lease termination	8,954	—	—	—	—	—	—
Gain on sale of assets	17	36	36	435	1,100	283	—
Other expense (income)	—	—	2	(2)	(33)	(48)	(99)

(Loss) income before discontinued operations	(10,255)	(752)	(691)	(86)	(3,515)	7,280	10,545
Income tax benefit	(3,658)	—	—	—	—	—	—

(Loss) income from continuing operations	(6,597)	(752)	(691)	(86)	(3,515)	7,280	10,545
Discontinued operations including gain on sale and loss on impairment	186	137	(174)	822	447	511	225

Net (loss) income	(6,411)	(615)	(865)	736	(3,068)	7,791	10,770

Preferred stock dividends	1,667	1,667	6,669	6,668	6,669	6,696	5,387

Net (loss) income attributable to common stockholders	$(8,078)	$(2,282)	$(7,534)	$(5,932)	$(9,737)	$1,095	$5,383

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(dollars in thousands, except per share data)
Per Common Share Data:
Basic (loss) income before discontinued operations (net of preferred dividends)	$(0.61)	$(0.21)	$(0.65)	$(0.60)	$(0.91)	$0.05	$0.49
Diluted (loss) income before discontinued operations (net of preferred dividends)	$(0.61)	$(0.21)	$(0.65)	$(0.53)	$(0.91)	$0.05	$0.48
Net (loss) income attributable to common stockholders—basic and diluted	$(0.60)	$(0.20)	$(0.67)	$(0.53)	$(0.87)	$0.10	$0.51
Common stock dividends paid	$—	$0.05	$0.15	$0.20	$0.98	$0.98	$0.97

Cash Flow Data:
Cash flow provided by operating activities	$1,937	$1,811	$17,569	$17,627	$16,496	$34,630	$21,517
Cash flow provided by (used in) investing activities	$4,504	$1,473	$(683)	$(5,265)	$(16,923)	$(50,418)	$(40,464)
Cash flow (used in) provided by financing activities	$(7,246)	$(5,525)	$(17,904)	$(13,338)	$1,564	$14,063	$19,056

Other Financial Data:
EBITDA(1)	$5,694	$7,419	$31,235	$35,401	$35,313	$37,354	$29,595

	March 31,		December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Investment in real estate	$379,263	$384,675	$382,781	$385,959	$380,222	$372,415	$320,960
Net investment in real estate	$289,857	$309,178	$297,116	$315,183	$328,347	$334,091	$296,583
Total assets	$305,342	$320,402	$309,272	$326,507	$339,361	$340,943	$322,852
Total mortgage debt	$206,767	$219,672	$213,822	$222,820	$227,063	$207,145	$173,958
Stockholders’ equity	$88,048	$96,135	$90,068	$98,868	$106,615	$126,741	$136,303

Other Data:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Jameson Inns:
Occupancy rate	52.4%	50.5%	54.3%	53.7%	54.8%	57.1%	60.0%
ADR	$57.93	$58.36	$58.30	$58.09	$56.52	$54.92	$53.05
RevPAR	$30.37	$29.47	$31.65	$31.18	$30.99	$31.34	$31.84
Lodging revenues (000s)(2)	$15,328	$14,788	$64,617	$63,429	$62,230	$53,988	$48,358
Room nights available (000s)	481	481	1,946	1,950	1,939	1,688	1,486
Operating Inns (at period end)	93	95	95	96	98	104	88
Rooms available (at period end)	5,248	5,349	5,308	5,329	5,304	5,300	4,241

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999(3)
Signature Inns:
Occupancy rate	32.1%	35.0%	41.6%	41.9%	48.2%	55.9%	57.9%
ADR	$60.93	$59.65	$61.40	$63.78	$62.89	$64.81	$63.41
RevPAR	$19.58	$20.89	$25.55	$26.72	$30.30	$36.21	$36.73
Lodging revenues (000s)(2)	$5,146	$5,826	$28,238	$31,024	$36,006	$42,107	$42,816
Room nights available (000s)	244	258	1,035	1,082	1,114	1,117	1,117
Operating Inns (at period end)	23	25	24	25	26	26	26
Rooms available (at period end)	2,620	2,827	2,827	2,952	3,051	3,051	3,051

(1)	We consider earnings before interest, taxes, depreciation and amortization (“EBITDA”) to be an indicator of operating performance because it can be used to measure our ability to service debt, fund capital expenditures, pay preferred dividends and expand our business. EBITDA is defined as income before interest expense, income tax benefit, depreciation, and preferred dividends. EBITDA also excludes lease termination costs incurred in connection with the termination of the master leases with Kitchin Hospitality. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of our overall financial performance. For additional details, refer to the reconciliation of EBITDA to net income (loss) presented on the following page.
(2)	Includes amounts related to discontinued operations and reflects operations of Kitchin Hospitality for 1999 to 2003.
(3)	Assumes that the Signature Inns were owned as of January 1 of 1999. The Signature Inn acquisition occurred on May 7, 1999.

Reconciliation of Net (Loss) Income to EBITDA:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands)
Net (loss) income attributable to common stockholders	$(8,078)	$(2,282)	$(7,534)	$(5,932)	$(9,737)	$1,095	$5,383
Depreciation(1)	3,764	4,728	17,601	19,728	19,517	14,620	10,396
Lease termination	8,954	—	1,605	—	—	—	—
Interest expense(1)	2,994	3,306	12,894	14,937	18,864	14,943	8,429
Income tax benefit(1)	(3,605)	—	—	—	—	—	—
Preferred dividends	1,667	1,667	6,669	6,668	6,669	6,696	5,387

EBITDA	$5,694	$7,419	$31,235	$35,401	$35,313	$37,354	$29,595

(1)    Including amounts related to discontinued operations.

In accordance with our revised method of calculating EBITDA, which commenced with our Quarterly Report on Form 10-Q for the period ended March 31, 2004, we have not included the items listed below in our calculation of EBITDA.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands)
Gain on disposal of real estate and land	$(310)	$(39)	$(59)	$(568)	$(1,100)	$(283)	$755
Early extinguishments of mortgage notes	9	106	211	62	341	88	—
Loss on impairment of real estate	—	—	1,310	—	2,110	—	—

	$(301)	$67	$1,462	$(506)	$1,351	$(195)	$755

We use EBITDA to measure the financial performance of our operations because it excludes interest, preferred dividends, income taxes, and depreciation, which bear little or no relationship to operating performance. By excluding interest expense and preferred dividends, EBITDA measures our financial performance irrespective of our capital structure or how we finance our hotel properties and operations. By excluding taxes, we believe EBITDA provides a basis for measuring the financial performance of our operations excluding factors that our hotels cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of our operations without regard to their historical cost. For all of these reasons, we believe that EBITDA provides us and investors with information that is relevant and useful in evaluating our business.

However, because EBITDA excludes depreciation, it does not measure the capital we require to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense and preferred dividends, it does not take into account the total amount of interest we pay on outstanding debt and preferred dividends nor does it show trends in interest costs due to changes in our borrowings or changes in interest rates. EBITDA, as defined by us, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net loss/income, which is the most comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States (GAAP). EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

UNAUDITED SELECTED PRO FORMA CONDENSED FINANCIAL INFORMATION

In the following pages, we provide you with our unaudited selected pro forma condensed financial information as if the acquisition of Kitchin Hospitality, the issuance of the shares of common stock in this offering and the redemption of our outstanding shares of preferred stock had been completed on January 1, 2003 for the 2003, first quarter 2004, and first quarter 2003 statements of operations, respectively. The pro forma balance sheet reflects the effects of the issuance of the shares of common stock in this offering and the redemption of our outstanding shares of preferred stock as if such transactions had been completed on March 31, 2004.

You should read this unaudited selected pro forma condensed financial information in conjunction with our separate historical financial statements and related notes thereto, “Use of Proceeds,” “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus and in our amended annual report on Form 10-K/A for the year ended December 31, 2003. You should not rely on the unaudited selected pro forma condensed financial information as an indication of the results of operations or financial position that would have been achieved if the acquisition of Kitchin Hospitality and the completion of this offering had taken place earlier or of the results of our operations or financial position after the completion of the acquisition or this offering. This unaudited selected pro forma condensed financial information reflects the use of the purchase method of accounting for the Kitchin Hospitality acquisition and is based on our historical financial information and that of Kitchin Hospitality adjusted for the pro forma adjustments described in the attached notes to unaudited pro forma condensed financial statements. Certain reclassifications and adjustments have been made to the historical financial statements of Kitchin Hospitality to conform to our financial presentation.

The pro forma financial information is presented for illustrative purposes only as prepared under guidelines of the Securities and Exchange Commission and is not intended to be indicative of the operating results that would have occurred if the acquisition and this offering had been consummated in accordance with the assumptions set forth below, nor is it intended to be a forecast of future operating results or financial position.

Jameson Inns, Inc.

Unaudited Pro Forma Condensed Balance Sheet

March 31, 2004

(amounts in thousands, except share and per share data)

	March 31, 2004	Pro Forma adjustments		Pro Forma March 31, 2004
Assets
Current Assets:
Cash and cash equivalents	$2,689	$1,772	(A)	$4,461
Restricted cash	1,162	—		1,162
Accounts receivable, net of allowance of $94	1,882	—		1,882
Other receivables	350	—		350
Inventory	1,367	—		1,367

Total current assets	7,450	1,772	(A)	9,222

Operating property and equipment	379,263	—		379,263
Less accumulated depreciation	(89,406)	—		(89,406)

	289,857	—		289,857

Deferred finance costs, net	2,083	—		2,083
Deferred tax asset, net	3,596	—		3,596
Other assets	2,356	—		2,356

	$305,342	$1,772		$307,114

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$41,341	$—		$41,341
Line of credit borrowings	1,501	—		1,501
Accounts payable and accrued expenses	3,421	—		3,421
Accrued interest payable	901	—		901
Accrued property and other taxes	1,778	—		1,778
Accrued payroll	1,259	—		1,259
Preferred stock dividends payable	1,668			1,668

Total current liabilities	51,869	—		51,869

Mortgage notes payable, less current portion	165,425	—		165,425

	217,294	—		217,294
Stockholders’ Equity
Preferred stock, 1,272,727 shares authorized, 9.25% Series A cumulative preferred stock, $1 par value, liquidation preference $25 per share, 1,272,727 shares issued and outstanding	1,273	(1,273	)(B)	—
Preferred stock, 2,256,000 shares authorized, 8.5% Series S cumulative convertible preferred stock, $1 par value, liquidation preference $20 per share, 2,191,500 shares issued and outstanding	2,192	(2,192	)(B)	—
Common stock, $.10 par value, 100,000,000 shares authorized, 14,060,860 actual shares and 51,060,860 shares as adjusted, issued and outstanding	1,406	3,700	(C)	5,106
Contributed capital	96,699	17,477	(D)	114,176
Unamortized deferred compensation	(2,149)	—		(2,149)
Accumulated deficit	(11,373)	(15,940	)(E)	(27,313)

Total stockholders’ equity	88,048	1,772		89,820

	$305,342	$1,772		$307,114

Explanations of Pro Forma Adjustments:

The following notes describe the pro forma adjustments necessary to reflect the effects of this offering and the redemption of our outstanding preferred stock with the net proceeds as if the transactions had been completed on March 31, 2004.

Note A—The pro forma adjustment to “Cash and cash equivalents” represents the excess proceeds from the offering after the assumed redemption of the preferred stock.

Note B—The pro forma adjustments to “Preferred stock, Series A” and “Preferred stock, Series S” represent the assumed redemption of the preferred stock with net proceeds from this offering.

Note C—The pro forma adjustment to “Common stock” represents the shares to be issued in the offering at a par value of $0.10 per share.

Note D—The pro forma adjustment to “Contributed capital” represents the net of the reduction to contributed capital of approximately $56.2 million for the redemption of the preferred stock and the increase to contributed capital of approximately $73.7 million for the 37,000,000 shares of common stock issued at an assumed price of $2.24 per share less issuance costs.

Note E—The pro forma adjustment to “Accumulated deficit” represents the effect of the loss on redemption of the preferred stock to be recorded in the quarter in which the transaction closes. This loss represents the excess of the amounts paid to redeem the preferred stock over the carrying value of the preferred stock at March 31, 2004.

Jameson Inns, Inc.

Unaudited Pro Forma Condensed Operations Data

Quarter Ended March 31, 2004

(amounts in thousands, except per share data)

	Actual	Pro Forma Adjustments		Pro Forma
Lodging revenues	$20,318	$—		$20,318
Other income	88	—		88

Total revenues	20,406	—		20,406

Direct lodging expenses	11,778	—		11,778
Property and other taxes and insurance	1,523	—		1,523
Depreciation	3,764	—		3,764
Corporate general and administrative	1,682	—		1,682
Early extinguishment of mortgage notes	9	—		9

Total expenses	18,756	—		18,756

Income from operations	1,650	—		1,650

Interest expense	2,968	—		2,968
Lease termination	8,954	(8,954	)(A)	—
Gain on sale of assets	17	—		17

Loss before income taxes	(10,255)	8,954		(1,301)
Deferred tax benefit due to change in taxable status	(1,397)	1,397	(A)	—
Income tax benefit	(2,260)	1,745	(B)	(515)

Net loss from continuing operations	(6,598)	5,812		(786)
Preferred stock dividends	1,667	(1,667	)(C)	—

Net loss from continuing operations attributable to common stockholders	$(8,265)	$7,479		$(786)

Weighted average shares outstanding—basic and diluted	13,496	37,000	(D)	50,496

Net loss from continuing operations per share attributable to common stockholders—basic and diluted	$(0.61)			$(0.02)

Explanations of Pro Forma Adjustments:

The following notes describe the pro forma adjustments necessary to reflect the effects of this offering and the redemption of our outstanding preferred stock with the net proceeds as if the transaction had been consummated effective January 1, 2003. The pro forma statement of operations excludes the effect of a $15.9 million loss on the redemption of preferred stock that will be recorded to arrive at net loss attributable to common stockholders in the period the redemption is completed.

Note A—The pro forma statement of operations excludes the effects of the following nonrecurring charges and credits directly attributable to the acquisition of Kitchin Hospitality: (a) $8,954,000 of lease termination costs and (b) a $1,397,000 deferred income tax benefit due to the change in our taxable status effective January 1, 2004.

Note B—The pro forma adjustment to “Income tax benefit” represents the tax effect of the pro forma adjustments in Note A.

Note C—The pro forma adjustment to “Preferred stock dividends” represents the elimination of the dividend as a result of the assumed redemption of the preferred stock as of January 1, 2003.

Note D—The pro forma adjustment to “Weighted average shares outstanding” reflects the assumed issuance of 37,000,000 shares of common stock in this offering.

Jameson Inns, Inc.

Unaudited Pro Forma Condensed Operations Data

Year Ended December 31, 2003

(amounts in thousands, except per share data)

	Historical Jameson Inns	Historical Kitchin Hospitality	Excluded Operations (A)	Pro Forma Adjustments		Pro Forma
Lodging revenues	$—	$90,879	$—	$—		$90,879
Lease revenues	40,859	—	—	(40,859	)(C)	—
Renovation and refurbishment revenues	—	3,801	—	(3,801	)(B)	—
Overhead reimbursements	—	1,824	—	(1,824	)(D)	—
Management and license fee income	—	322	—	—		322
Other income	89	596	(596)	—		89

Total revenues	40,948	97,422	(596)	(46,484)		91,290

Lease expense	—	40,859	—	(40,859	)(C)	—
Costs of renovations and refurbishment	—	3,592	—	(3,592	)(B)	—
Direct lodging expenses	—	47,231	—	—		47,231
Property and other taxes and insurance	6,458	—	—	—		6,458
Depreciation	17,379	148	—	(70	)(B)	17,457
Corporate general and administrative	2,846	4,667	—	(1,824	)(D)	5,689
Early extinguishments of mortgage notes	211	—	—	—		211
Loss on impairment of real estate	600	—	—	—		600
Cost of acquisition	1,605	181	—	(1,786	)(E)	—

Income from operations	11,849	744	(596)	1,647		13,644

Gain on sale of assets	(36)	298	(298)	—		(36)
Interest expense	12,576	—	—	—		12,576

(Loss) income before income taxes	(691)	1,042	(894)	1,647		1,104
Income tax expense	—	—	—	437	(F)	437

Net (loss) income from continuing operations	(691)	1,042	(894)	1,210		667
Preferred stock dividends	6,669	—	—	6,669	(G)	—

Net (loss) income from continuing operations attributable to common stockholders	$(7,360)	$1,042	$(894)	$7,879		$667

Weighted average shares outstanding—basic	11,308			39,153	(H)	50,461

Net (loss) income from continuing operations per share attributable to common stockholders—basic	$(0.65)					$0.01

Weighted average shares outstanding—diluted	11,308			39,180	(I)	50,488
Net (loss) income from continuing operations per share attributable to common stockholders—diluted	$(0.65)					$0.01

Explanations of Pro Forma Adjustments:

The following notes describe the pro forma adjustments necessary to reflect the effects of this offering and the acquisition of Kitchin Hospitality, less excluded operations, as if the transactions had been consummated effective January 1, 2003.

Note A—This column represents the effect of eliminating the operations of Kitchin Hospitality which were not acquired by us as part of the acquisition of Kitchin Hospitality.

Note B—The pro forma adjustments to “Renovation and refurbishment revenues” and “Costs of renovations and refurbishments” represent the elimination of revenues and related costs of revenues for operating property and equipment sold by Kitchin Hospitality to us. The net effect of approximately $209,000 represents the capitalized profit charged by Kitchin Hospitality to us on property and equipment sold to us. The pro forma adjustment to “Depreciation” represents the elimination of the depreciation expense of approximately $70,000 related to the capitalized amount.

Note C—The pro forma adjustments to “Lease revenues” and “Lease expense” represent the elimination of lease payments recorded by Kitchin Hospitality and revenues recorded by us for the leases of the owned Inns and the billboards.

Note D—The pro forma adjustments to “Overhead reimbursements” and “Corporate general and administrative” represent the elimination of overhead payments recorded by us and revenues recorded by Kitchin Hospitality related to overhead services provided by Kitchin Hospitality to us. Kitchin Hospitality did not charge a profit on the overhead reimbursement, which represented a reimbursement of costs.

Note E—The pro forma adjustment to “Cost of acquisition” eliminates costs considered non-recurring resulting directly from the acquisition of Kitchin Hospitality.

Note F—The pro forma adjustment represents the income tax expense for the combined company for the year ended December 31, 2003. The income tax expense has been computed at an effective tax rate of 39.6%.

Note G—The pro forma adjustment to “Preferred stock dividends” represents the elimination of preferred stock dividends as a result of the assumed redemption of preferred stock.

Note H—The pro forma adjustment to “Weighted average shares outstanding—basic” reflects the assumed issuance of 2,153,366 shares in connection with the acquisition of Kitchin Hospitality and the assumed issuance of 37,000,000 shares in connection with this offering.

Note I—The pro forma adjustment to “Weighted average shares outstanding—diluted” reflects the assumed issuance of 2,153,366 shares in connection with the acquisition of Kitchin Hospitality, the assumed issuance of 37,000,000 shares in connection with this offering, and the effects of 27,000 shares with respect to stock options that were excluded from the historical amounts as they were antidilutive.

Jameson Inns, Inc.

Unaudited Pro Forma Condensed Operations Data

Quarter Ended March 31, 2003

(amounts in thousands, except per share data)

	Historical Jameson Inns	Historical Kitchin Hospitality	Excluded Operations (A)	Pro Forma Adjustments		Pro Forma
Lodging revenues	$—	$20,119	$—	$—		$20,119
Lease revenues	9,494	—	—	(9,494	)(B)	—
Renovation and refurbishment revenues	—	695	—	(695	)(C)	—
Overhead reimbursements	—	495	—	(495	)(D)	—
Management and license fee income	—	96	—	—		96
Other income	28	36	(36)	—		28

Total revenues	9,522	21,441	(36)	(10,684)		20,243

Lease expense	—	9,494	—	(9,494	)(B)	—
Costs of renovations and refurbishment	—	649	—	(649	)(C)	—
Direct lodging expenses	—	11,439	—	—		11,439
Property and other taxes and insurance	1,636	—	—	—		1,636
Depreciation	4,650	55	—	(15	)(C)	4,690
Corporate general and administrative	701	1,250	—	(495	)(D)	1,456
Early extinguishments of mortgage notes	106	—	—	—		106

Income (loss) from operations	2,429	1,446	(36)	(31)		916

Gain on sale of assets	(36)	(74)	74	—		(36)
Interest expense	3,217	—	—	—		3,217

Loss before income taxes	(752)	(1,372)	(110)	(31)		(2,265)
Income tax benefit	—	—	—	(897	)(E)	(897)

Net (loss) from continuing operations	(752)	(1,372)	(110)	866		(1,368)
Preferred stock dividends	1,667	—	—	(1,667	)(F)	—

Net (loss) from continuing operations attributable to common stockholders	$(2,419)	$(1,372)	$(110)	$(2,533)		$(1,368)

Weighted average shares outstanding—basic and diluted	11,274			39,153	(G)	50,427

Net loss from continuing operations per share attributable to common stockholders—basic and diluted	$(0.21)					$(0.03)

The following notes describe the pro forma adjustments necessary to reflect the effects of this offering and the acquisition of Kitchin Hospitality, less excluded operations, as if the transactions had been consummated effective January 1, 2003.

Note A—This column represents the effect of eliminating the operations of Kitchin Hospitality which were not acquired by us as part of the acquisition.

Note B—The pro forma adjustments to “Lease revenues” and “Lease expense” represent the elimination of lease payments recorded by Kitchin Hospitality and revenues recorded by us for the leases of the owned Inns and the billboards.

Note C—The pro forma adjustments to “Renovation and refurbishment revenues” and “Costs of renovations and refurbishments” represent the elimination of revenues and related costs of revenues for operating property and equipment sold by Kitchin Hospitality to us. The net effect of approximately $46,000 represents the capitalized profit charged by Kitchin Hospitality to us on property and equipment sold to us. The pro forma adjustment to “Depreciation” represents the elimination of the depreciation expense of approximately $15,000 related to the capitalized amount.

Note D—The pro forma adjustments to “Overhead reimbursements” and “Corporate general and administrative” represent the elimination of overhead payments recorded by us and revenues recorded by Kitchin Hospitality related to overhead services provided by Kitchin Hospitality to us. Kitchin Hospitality did not charge a profit on the overhead reimbursement, which represented a reimbursement of costs.

Note E—The pro forma adjustment represents the income tax benefit for the combined company. The income tax benefit has been computed at an effective tax rate of 39.6%.

Note F—The pro forma adjustment to “Preferred stock dividends” represents the elimination of preferred stock dividends as a result of the assumed redemption of preferred stock.

Note G—The pro forma adjustment to “Weighted average shares outstanding” reflects the assumed issuance of 2,153,366 shares in connection with the acquisition of Kitchin Hospitality and the assumed issuance of 37,000,000 shares in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read and considered in conjunction with our historical and unaudited pro forma condensed financial statements and those of Kitchin Hospitality and the respective accompanying notes which are included elsewhere in this prospectus. This discussion includes forward-looking statements about our business which are based on certain current expectations and assumptions that are subject to change due to risks and uncertainties. Actual results could materially differ due to factors which are discussed in “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” elsewhere in this prospectus.

Overview

We own, operate and franchise limited service hotels in the economy and mid-scale segments of the lodging industry primarily in the southeastern and midwestern regions of the United States. From our initial public offering in 1994 through December 31, 2003, we elected to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. On January 2, 2004, we relinquished our status as a REIT and acquired Kitchin Hospitality, which was owned by Thomas W. Kitchin, our Chairman and Chief Executive Officer, and members of his immediate family, including Craig R. Kitchin, our President and Chief Financial Officer, for 2,153,366 shares of our common stock and $1.3 million in cash. As a result of these organizational changes, we believe that we will be better able to execute our growth strategies by being able to directly operate our Inns, by re-investing our available cash in our hotel properties and otherwise improving our operations. As a REIT, we were required to distribute 90% of our net taxable income to our stockholders thereby restricting our ability to grow our business.

We now own and operate 116 hotel properties, of which 93 are Jameson Inns, located predominantly in the southeastern United States, and 23 are Signature Inns, located predominantly in the midwestern United States. Our hotel operation activities are conducted through our wholly owned subsidiary, Kitchin Hospitality. We also license the use of the Jameson Inn name to the franchisees of 10 other hotels which we previously owned. We also manage one of our franchised hotels and one unaffiliated hotel property for a third party.

Prior to January 2, 2004, Kitchin Hospitality operated our hotels pursuant to master lease agreements. Our sole source of revenue from these hotels was the rental fees paid by Kitchin Hospitality which were comprised of a base rent and additional rent based on a percentage of the room revenues attributable to our hotel properties. For the year ended December 31, 2003, we received rent from Kitchin Hospitality of approximately $28.0 million attributable to the Jameson Inns and approximately $13.4 million attributable to the Signature Inns. Following the organizational changes that were completed on January 2, 2004, we will receive all hotel revenue and at the same time we are now responsible for all hotel operating and administrative costs that were previously borne by Kitchin Hospitality.

As a fully integrated hotel owner and operator, we will seek to maximize cash flow from our Inns. To accomplish this, we will consider a number of strategic alternatives, including:

•	renovating and refurbishing the Signature Inns to update their appearance and to bring them up to the Jameson standards of quality;

•	rebranding our Signature Inns to Jameson Inns to strengthen our brand recognition by broadening the areas in which Jameson Inns are located;

•	selectively selling certain Inns located in markets with limited growth potential;

•	strategically acquiring hotel properties and portfolios of properties and rebranding as Jameson Inns when appropriate;

•	expanding our franchising business;

•	selectively expanding existing Jameson Inns and developing new Jameson Inns; and

•	reducing our outstanding indebtedness.

Each of these initiatives is focused on maximizing RevPAR, increasing the value of our hotel properties and improving long-term stability and predictability of our revenue and cash flow. These programs may be modified or curtailed, and new or different programs may be implemented, as industry conditions change and our operating strategy evolves to address future operating conditions and take advantage of future opportunities.

Key Performance Indicator

The primary financial indicator of our operating performance is our RevPAR and the factors contributing to it, including our occupancy rate and ADR. Control of our operational and administrative expenses will also be an important aspect of our business as we are now operating all of our owned Inns, but many of the operational expenses will vary in proportion to the number of rooms that we operate. Based on indications of improving industry fundamentals, we expect demand for lodging services to continue to increase during the remainder of 2004.

Results of Operations

We believe that occupancy rate, ADR and RevPAR, as well as certain other measures such as room nights available are performance measures which are important to our review of operating performance.

The following table shows certain historical financial and other information for the periods indicated for our owned Inns. The data described below includes amounts related to our discontinued operations.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
Occupancy rate	45.6%	45.1%	49.9%	49.5%	52.4%
ADR	$58.64	$58.71	$59.20	$59.81	$58.66
RevPAR	$26.74	$26.47	$29.53	$29.59	$30.74
Lodging revenues (000s)	$20,474	$20,614	$92,855	$94,453	$98,236
Room nights available (000s)	725	739	2,981	3,032	3,053
Number of Inns (at period end)	116	120	119	121	124
Rooms available (at period end)	7,868	8,176	8,135	8,281	8,355

Comparison of the Three Months Ended March 31, 2004 and March 31, 2003

Room revenues were earned by our lessee, Kitchin Hospitality, during 2003. We recorded lease revenues derived from the room revenues based on the master lease agreements we had in place with Kitchin Hospitality. In conjunction with the consummation of our acquisition of Kitchin Hospitality, we now recognize the room revenues on our financial statements. For comparison purposes we have presented certain comparisons on a pro forma basis. You should read this information in conjunction with “Unaudited Selected Pro Forma Condensed Financial Statements” that is included elsewhere in this prospectus.

Revenue

During first quarter 2004, we earned lodging revenues of approximately $20.3 million compared to pro forma lodging revenues of approximately $20.1 million in the first quarter of 2003. This increase was due to a slight increase in our overall occupancy rate which was partially offset by a slight decrease in our ADR.

•	Our Jameson Inn brand experienced an occupancy rate increase of 3.8%, to 52.4% in first quarter 2004 from 50.5% during first quarter 2003. ADR on the Jameson brand decreased less than 1% in the first quarter 2004 as compared to the same period in 2003.

•	The Signature Inn brand ADR increased to $60.93 during the first quarter 2004 as compared to $59.65 in the first quarter 2003, an increase of 2.1%. Occupancy rates for the Signature Inn brand decreased to 32.1% in first quarter 2004 from 35.0% in first quarter 2003.

Property and Other Taxes and Insurance

Our property and other taxes and our insurance expenses in first quarter 2004 decreased to approximately $1.5 million from pro forma first quarter 2003 of approximately $1.6 million primarily due to a reduction in insurance expense of approximately $30,000 and a reduction in property and other taxes, including of refunds recognized in first quarter 2004, of approximately $80,000.

Depreciation

Our depreciation expense decreased to approximately $3.8 million in first quarter 2004 from pro forma first quarter 2003 expense of approximately $4.7 million due primarily to the decrease in new hotel openings and expansions of existing Jameson Inns in recent years. Additionally, many of our assets in use have become fully depreciated.

General and Administrative

Following our acquisition of Kitchin Hospitality, which was completed in January 2004, all of the general and administrative expense historically incurred by Kitchin Hospitality will be reported by us on a consolidated basis. Our general and administrative expense for the first quarter 2004 increased to approximately $1.7 million from pro forma 2003 expenses of approximately $1.5 million due primarily to increased payroll and other administrative costs.

Lease Termination Costs

We incurred lease termination costs of approximately $9.0 million in connection with our acquisition of Kitchin Hospitality on January 2, 2004. We do not anticipate any additional costs in connection with the acquisition of Kitchin Hospitality.

Gain on Sale of Property and Equipment

During first quarter 2004, we had a gain of approximately $16,500 from the sale of one billboard compared with a gain of approximately $35,900 during the first quarter 2003 from the sale of one land parcel.

Interest Expense

Our interest expense decreased to approximately $3.0 million in first quarter 2004 from approximately $3.2 million in first quarter 2003. This was the result of the decrease in the weighted average interest rate on our debt to 5.2% during first quarter 2004 compared to 5.5% during first quarter 2003, a reduction of 30 basis points. Additionally, we had a lower average principal balance of our outstanding debt in first quarter 2004 compared to first quarter 2003.

Discontinued Operations

Our income from discontinued operations, before gains on sale and income tax effects, decreased to a loss of approximately $55,000 in first quarter 2004 from income of approximately $133,000 in first quarter 2003. In first quarter 2004, we sold two Jameson Inns and one Signature Inn, and in first quarter 2003, we sold one Signature Inn.

Income Taxes

We do not expect to pay federal income taxes for the year ending December 31, 2004 given our anticipated utilization of net operating losses to offset taxable income. We recorded an income tax benefit for continuing and discontinued operations in first quarter 2004 of approximately $2.3 million at an effective rate of 19.9%. During the first quarter 2004, we established a deferred tax asset of approximately $3.2 million for the future deductions related to the lease termination costs offset by a valuation allowance of approximately $1.0 million. This asset excludes approximately $2.0 million of the $9.0 million lease termination charge that will not be deductible. Excluding the effects of establishing the valuation allowance and incurring nondeductible lease termination costs, we would have recorded an income tax benefit at an effective rate of approximately 40.0%.

Comparison of the Years Ended December 31, 2003 and December 31, 2002

Revenue

During 2003, we earned base rent and percentage rent totaling approximately $41.0 million compared with approximately $40.8 million for 2002 due to a slight increase in our occupancy rate, offset by a slight decrease in our ADR and our number of room nights available in 2003. During 2003, we sold one Signature Inn and one Jameson Inn, and expanded one Jameson Inn. Billboard revenues were essentially flat for 2003. We believe that the weak economy and the lingering effects of terrorist actions continued to negatively impact us and our industry in general during 2003.

Property and Other Taxes

Our property and other taxes increased to approximately $4.5 million in 2003 from approximately $3.9 million in 2002. The increase of approximately $0.6 million is attributable primarily to a general increase in property taxes in 2003 and a reduction in our franchise taxes in 2002 resulting from a refund of approximately $0.2 million.

Insurance

Our insurance expense increased to approximately $1.9 million in 2003 from approximately $1.4 million in 2002. This increase is attributable to increased costs associated with the year end 2002 renewal of our property and liability insurance which was adversely affected by the impact to the insurance markets of the September 11, 2001 terrorist attacks.

Depreciation

Our depreciation expense decreased to approximately $17.4 million in 2003 from approximately $19.1 million in 2002 due primarily to the decrease in new hotel openings and expansions of existing Jameson Inns in recent years. Additionally, many of our assets in use have become fully depreciated.

General and Administrative

Our general and administrative expenses include an allocation of salary, office overhead and other general and administrative costs of the corporate office. We shared employees and office space with Kitchin Hospitality in 2003 and 2002. Our general and administrative expenses increased to approximately $2.8 million in 2003 from approximately $2.4 million in 2002 due to additional time spent by shared employees during 2003 in our business matters as compared to Kitchin Hospitality’s business matters.

Loss on Impairment of Real Estate

During 2003 we recorded an impairment charge of approximately $600,000, representing the effect of closing a section of one Signature Inn.

Lease Termination Costs

We incurred acquisition expenses of approximately $1.6 million consisting of professional fees (investment banking, legal, and accounting) in connection with our acquisition of Kitchin Hospitality and the termination of master leases which were completed in January 2004, and the settlement of a shareholder lawsuit in 2003.

Gain on Sale of Property and Equipment

During 2003 we had a net gain of approximately $59,000 from the sale of two Inns and one land parcel, compared with a net gain of approximately $568,000 from the sale of five Inns and one land parcel in 2002.

Interest Expense

Our interest expense decreased to approximately $12.6 million in 2003 from approximately $14.4 million in 2002. This was the result of the decrease in the weighted average interest rate on our debt to 5.5% during 2003 compared to 6.1% during 2002, a reduction of 60 basis points. Additionally, we had a lower average principal balance of our outstanding debt in 2003 compared to 2002.

Discontinued Operations

Our income from discontinued operations, before impairment charges and gain on sale, decreased to approximately $512,000 in 2003 compared to approximately $690,000 in 2002. We also recorded impairment losses of $710,000 on two Inns reflected as discontinued operations.

Comparison of the Years Ended December 31, 2002 and December 31, 2001

Revenue

During 2002, we earned base rent and percentage rent of approximately $40.8 million compared with approximately $41.5 million in 2001 due to a decline in our occupancy rate, which was offset by a slight increase in our ADR. Billboard revenues were essentially flat for 2002. We believe that the weak economy and the effects of the 2001 terrorist actions negatively impacted us and our industry in general during 2002.

Property and Other Taxes

Our property and other taxes expenses decreased to approximately $3.9 million in 2002 from approximately $4.1 million for 2001. The decrease of approximately $0.2 million is attributable primarily to a reduction in our franchise taxes in 2002 resulting from a refund of approximately $197,000.

Insurance

Our insurance expenses increased to approximately $1.4 million in 2002 from approximately $0.9 million in 2001. The increase is attributable to increased costs associated with the year end 2001 renewal of our property and liability insurance which was adversely affected by the impact to the insurance markets of the September 11, 2001 terrorist attacks.

Depreciation

Our depreciation expense increased to approximately $19.1 million in 2002 compared with approximately $18.8 million in 2001 due primarily to increased depreciation from new hotel openings and expansions of existing Jameson Inns, which was partially offset by the sale of three Inns.

General and Administrative

We shared employees and office space with Kitchin Hospitality in 2002 and 2001. Our general and administrative expenses for 2002 increased to $2.4 million as compared to $1.7 million in 2001 due primarily to additional time spent by shared employees during 2002 in our business matters as compared to Kitchin Hospitality’s.

Loss on Impairment of Real Estate

During 2001 we recorded an impairment charge of approximately $2.1 million with respect to seven Inns.

Gain on Sale of Property and Equipment

During 2002 we had a net gain of approximately $568,000 from properties we sold. This was comprised of a gain of $559,000 from the sale of four Inns and a gain of approximately $9,000 from the sale of one land parcel. During 2001, we had a gain of approximately $903,000 from the sale of five Inns, and a gain of approximately $197,000 from the sale of a parcel of land.

Interest Expense

Our interest expense decreased to $14.4 million in 2002 from $18.2 million in 2001. This was the result of the decrease in the weighted average interest rate on our debt of 6.1% during 2002 compared to 8.3% during 2001. Additionally, we had a lower average principal balance of our outstanding debt in 2002 compared to 2001.

Discontinued Operations

Our income from discontinued operations, before gains on disposal, increased to $690,000 in 2002 compared to $447,000 in 2001.

Liquidity and Capital Resources

Overview

Historically, as a REIT, we were required to distribute to stockholders at least 90% of our taxable income. The relinquishment of our status as a REIT in January 2004 eliminated this requirement. However, by relinquishing our status as a REIT beginning in 2004, we are subject to payment of federal and state income taxes. In addition, due to the acquisition of Kitchin Hospitality on January 2, 2004, we are now exposed to greater business risks, including the fluctuation of cash flows related to the operation of hotels due to the seasonal nature of our business. Our hotel revenues are generally greater in the second and third quarters than in the first and fourth quarters.

Our short-term liquidity needs include funds for interest payments on our outstanding indebtedness, funds for capital expenditures and dividends on our preferred stock. We expect to meet our short-term liquidity requirements generally through net cash provided by operations and reserves established from existing cash, and refinancing maturing mortgages and, if necessary, by drawing upon our lines of credit.

In general, we expect to meet our long-term liquidity requirements for the funding of hotel property development, including rebranding of Signature Inns to Jameson Inns, property acquisitions, renovations and other nonrecurring capital improvements through net cash from operations, long-term secured and unsecured indebtedness, including our credit facility, through the issuance of equity securities and through joint ventures.

During the three-year period ended December 31, 2003, we spent an aggregate of approximately $19.4 million (approximately $3.9 million in 2003, $6.9 million in 2002 and $8.6 million in 2001), or 7.0% of hotel revenues on capital improvements to our owned Inns.

Historically, our cash and capital requirements have been satisfied through cash generated from operating activities, borrowings under our credit facilities, and the issuance of equity securities. We believe cash flow from operations, available borrowings under our credit facilities and cash on hand will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service and other obligations through 2004.

Our ability to fund operations, make planned capital expenditures, and be in compliance with the financial covenants under our debt agreements will be dependent on our future operating performance and our success in extending or refinancing current debt maturities. Our future operating performance is dependent on a number of factors, many of which are beyond our control, including occupancy and the room rates we can charge.

Sources and Uses of Cash

Our net cash provided by operations was approximately $1.9 million in first quarter 2004. Our other principal sources of liquidity are:

•	proceeds from this offering;

•	existing cash on hand of $2.7 million at March 31, 2004;

•	the remaining availability under the lines of credit ($3.5 million at March 31, 2004);

•	proceeds from the refinancing of Inns with increased borrowing capacity; and

•	net proceeds from the sale of Inns.

These funds are used to meet the principal repayments of our amortizing debt, the refurbishing costs and capital maintenance of our existing Inns, and certain other cash requirements including the payment of preferred dividends and other operating expenses.

Our net cash provided by investing activities for first quarter 2004 totaled $4.5 million. We received net cash proceeds totaling $4.6 million from the sale of three Inns. Proceeds from these asset sales were primarily used to retire debt. We had an agreement to sell the three Inns at December 31, 2003 that closed during the first quarter of 2004. Additions to property and equipment totaled $597,000 for first quarter 2004 as compared to $1.3 million in first quarter 2003. Included in additions to property and equipment are capital expenditures for refurbishing and renovating existing Inns.

We plan to spend $4.4 million during 2004 on refurbishment and renovation projects of existing Inns. These capital expenditures are funded from operating cash flow, net proceeds from the disposition of hotels and possibly additional borrowings. We also intend to convert our Signature Inns to our more recognizable Jameson Inn brand. We have developed a capital improvement plan designed to improve and upgrade these Inns. The total cost of this program is expected to be approximately $20.0 million to be funded from operating cash flow over the next two to three years partially made available by the redemption of Series A and Series S Preferred Stock which will allow us to retain approximately $6.7 million annually which was previously paid as an annual dividend on our Series A and Series S Preferred Stock.

Our net cash used in financing activities during first quarter 2004 totaled $7.2 million. This amount included the payment of dividends to preferred shareholders of $1.7 million, repayments of mortgage notes and related deferred finance costs net of proceeds from mortgage notes and line of credit borrowings of $3.0 million, and scheduled long-term debt payments of $2.6 million.

Financing Strategy

Our policy historically has been to finance all of the costs of developing new Inns and expanding existing Inns. However, as a result of the acquisition of Kitchin Hospitality and our objective to redeem outstanding preferred stock, we expect to be able to fund a substantial amount of our future capital needs through internally generated cash flow. Nevertheless, incurring additional debt is likely to be a significant means of financing any substantial growth in the future.

Indebtedness we incur may be in the form of bank borrowings, secured and unsecured, and publicly and privately placed debt instruments. Indebtedness may be recourse to all or any part of our Inns or may be limited to the Inn to which the indebtedness relates. We may also use the proceeds from any of our borrowings for working capital, to refinance existing indebtedness or to finance acquisitions, expansions or development of new Inns. Most of our current mortgage indebtedness is with recourse to us.

While our organizational documents do not limit the amount or percentage of indebtedness that we may incur, we currently have a policy of limiting outstanding indebtedness to 65% of the aggregate value of the Inns based on the most recent appraisals obtained on the Inns. Our board of directors could change our current policies and we could become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements. This increase could adversely affect our financial condition and results of operations.

Debt Structure

At March 31, 2004, our outstanding indebtedness was approximately $208.3 million of which approximately $206.8 million was collateralized by our owned Inns. The carrying value of our debt approximated its fair value. In addition, as of March 31, 2004, we had a $3.5 million line of credit secured by all of our owned billboards, and we had an outstanding balance of $1.5 million under this line of credit which matures in December 2004. Based on preliminary discussions with our lenders, we believe we can successfully obtain replacement financing as our debt matures at satisfactory renewal terms. If we are unsuccessful in refinancing these obligations, we anticipate employing other available resources which include cash, proceeds from refinancing owned Inns with increased borrowing capacity or selling owned Inns to meet the required obligations.

At April 30, 2004, approximately $191.0 million of our total outstanding debt, adjustable during the next 12 months, is as follows:

Adjustment Date(1)	Amount (in millions)	Weighted Average Interest Rate
May 2004	$3.1	4.1%
July 2004	46.1	5.2%
September 2004	4.3	7.5%
October 2004	21.2	5.2%
January 2005	36.8	4.9%
February 2005	16.2	5.1%
March 2005	4.7	4.6%
April 2005	39.3	4.5%

Total	$171.7

(1)	As of April 30, 2004, we had approximately $19.3 million of debt with interest rates that adjusts daily.

Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of March 31, 2004 and December 31, 2003, in thousands:

	Payments due by period at March 31, 2004
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 Years
Long-Term Debt	$208,268	$38,508	$98,857	$27,270	$43,633
Operating Leases	8,524	1,191	1,014	814	5,505

Total	$216,792	$39,699	$99,871	$28,084	$49,138

	Payments due by period at December 31, 2003
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 Years
Long-Term Debt	$213,822	$29,963	$96,477	$39,385	$47,997
Operating Leases	8,440	1,339	1,025	809	5,267

Total	$222,262	$31,302	$97,502	$40,194	$53,264

The amounts presented in the March 31, 2004 table above for less than one year and one to three years have been adjusted since the filing of our first quarter Form 10-Q to reflect a $4.3 million mortgage based on its maturity. Previously such mortgage was fully classified as a current liability due to a technical violation of a loan covenant which was waived in May 2004.

Inflation

Operators of hotels in general possess the ability to adjust room rates quickly. Nevertheless, competitive pressures have limited, and may in the future limit, our ability to raise room rates in the face of inflation.

Seasonality

Our business is subject to seasonal fluctuations with the months from April to September generally accounting for a greater portion of annual revenues than the months October through March.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that of our significant accounting policies, the following involve a high degree of judgment and complexity.

Impairment of Real Estate Assets

We review long-lived assets for indicators of impairment quarterly or whenever events or changes in circumstances indicate that the carrying values of our property may be impaired. If indicators are present, we project the expected future results of operations of the asset based on our estimates of future budgeted earnings before interest expense, income taxes, depreciation and amortization, and use growth assumptions to project these amounts over the expected life of the underlying asset. Our growth assumptions are based on assumed future changes in the economy and changes in demand for lodging in our markets. If management uses inappropriate assumptions in the future cash flow analysis, resulting in an incorrect assessment of the property’s future cash flows and fair value, it could result in the overstatement of the carrying value of our real estate assets. If the analysis indicates that the carrying value is not recoverable from expected future results estimated to be generated by those assets, we write down the asset to its estimated fair value and recognize an impairment loss. Impairment losses are based on the difference between the book value of each individual property and the related estimated fair value of each property. We did not recognize any impairment losses during the three month periods ended March 31, 2004 or 2003.

Investment in Real Estate Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful life. These assessments have a direct impact on our operating results. The estimated useful lives of our assets by class are as follows:

Land improvements	15 years
Buildings	31.5 to 39 years
Furniture, fixtures and equipment	3 to 5 years
Billboards	10 years

In the event that we use inappropriate useful lives or methods for depreciation, our operating results would be misstated.

Accounting for Income Taxes

We became a taxable C-corporation effective January 1, 2004. We record a valuation allowance on net deferred tax assets when it is believed by management that some or all of the deferred tax assets will not be realized. We recorded a valuation allowance against net deferred tax assets of $1.1 million at March 31, 2004. Our management believes the remainder of deferred tax assets will be realized because of anticipated future taxable income from operations in the subsequent two fiscal years. In the event that taxable income in the future differs from our estimates, the valuation allowance would be misstated.

Overhead Allocation from Kitchin Hospitality

Historically we reimbursed Kitchin Hospitality for overhead costs pursuant to a cost reimbursement agreement. Effective with the acquisition of Kitchin Hospitality on January 2, 2004 we are assuming the full cost of these general and administrative expenses. The overhead allocation pursuant to an agreement between us and Kitchin Hospitality involved a substantial number of estimates pertaining to the allocation between entities of employees’ time and various other costs. Kitchin Hospitality charged us approximately $2.5 million, $1.6 million and $0.9 million in 2003, 2002 and 2001, respectively, for our portion of certain salaries, office overhead and other general and administrative costs pursuant to an agreement. We expensed approximately $1.8 million, $1.4 million and $0.8 million of the allocated costs in 2003, 2002 and 2001, respectively.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”), which was revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003 for the year ended December 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were effective for the first reporting period ending after March 15, 2004. The adoption of FIN 46 did not have any impact on our financial position, results of operations or disclosures.

Quantitative and Qualitative Disclosures About Market Risk

A significant portion of our existing indebtedness is subject to adjustable interest rates primarily with twelve month interest rate readjustment dates, and is secured by our owned Inns and billboards. Because of the current cost and relative unavailability of fixed interest rate long-term financing, we anticipate that the majority of our future borrowings will continue to be at interest rates which adjust with certain indices. Therefore, our costs of financing our floating rate debt may increase subject to events beyond our direct control. Our variable rate debt consists primarily of individual hotel property mortgages that adjust one time per year at varying dates for a twelve month period following the interest rate adjustment date. A hypothetical 100 basis point change on January 1, 2003 in the indices underlying our floating rate debt would have changed our annual interest expense by approximately $2.0 million based on the weighted average borrowings subject to variable rates during 2003. However, the actual annual impact to interest expense would have been less than $2.0 million due to the various annual interest rate readjustment dates of our variable rate debt. We expect to selectively obtain financial instruments, including interest rate cap agreements, to limit our exposure to increases in short term interest rates.

BUSINESS

Overview

We are a leading owner and operator of economy and mid-scale hotels in the southeastern and midwestern United States. As of March 31, 2004, we owned 93 Jameson Inns and franchised an additional 10 Jameson Inns in the southeastern United States, totaling 5,648 rooms. At the same date, we also owned 23 Signature Inns in the midwestern United States totaling 2,620 rooms. We also manage one of our franchised hotels and one unaffiliated hotel property for a third party.

Historically, we have focused on developing hotel properties in communities which have a strong and growing industrial or commercial base and also on serving a growing customer base with additional locations. Our Inns are designed to appeal to price and quality conscious travelers. Our target customers are business travelers, such as sales representatives and government employees, as well as families and leisure travelers attending events in our markets, such as college or cultural gatherings, fairs, festivals and family reunions.

We were founded in 1987 by Thomas W. Kitchin, our Chairman and Chief Executive Officer, and completed our IPO in 1994. At the time of our IPO, we elected to qualify as a real estate investment trust, commonly known as a REIT, for federal income tax purposes. In order to comply with prohibitions on REITs’ direct operation of their hotel properties, we leased our owned Inns to Kitchin Hospitality. Under those lease arrangements, Kitchin Hospitality was responsible for operating our properties and paid us a base rent plus a variable rent based upon the revenues per room received by Kitchin Hospitality.

On January 2, 2004, we acquired Kitchin Hospitality from Thomas W. Kitchin, his spouse, and the six Kitchin Children’s Trusts (the beneficiaries of which are Mr. Kitchin’s six children, including Craig R. Kitchin, our President and Chief Financial Officer, and of which Thomas W. Kitchin serves as trustee). Mr. Kitchin, his spouse and the trusts received 2,153,366 shares of our common stock and cash in the amount of $1.3 million. Kitchin Hospitality is now our wholly owned subsidiary.

Effective January 1, 2004, we relinquished our status as a REIT for federal income tax purposes and became a taxable C-corporation. Since we are no longer subject to the restrictions under the Internal Revenue Code imposed upon REITs, we are now able to operate our Inns and receive the full financial benefits from those operations, as well as engage in other related activities such as franchising and property management that allow us to capitalize upon our strong brand name.

In connection with our conversion to a taxable C-corporation, we do not intend to pay a dividend on our common stock for the foreseeable future and instead intend to reinvest our available cash flow into our business. In addition to eliminating the conflicts of interest that were inherent in our lease arrangements with Kitchin Hospitality, we believe that our restructuring simplifies our business model and positions us to capitalize on the increased economic activity that we expect in our markets.

Business Strategy

In connection with our corporate restructuring completed in January 2004 and the proposed sale of shares of common stock in this offering, we have revised our business strategy to enhance the expansion and aggressive marketing of the Jameson Inn brand. We expect to use the net proceeds of this offering to fully redeem our Series A and Series S Preferred Stock, which will significantly increase our available cash flow. Because we are no longer a REIT, we are not required to distribute substantially all of our income to our shareholders.

We believe that our investment in, and dedication to, the following initiatives will expand our brand presence and generate attractive increases in RevPAR. Our strategy to achieve these objectives consists of the following elements:

Refurbishing and Rebranding Our Signature Inns.    We intend to convert our Signature Inns to Jameson Inns. We believe that our Signature Inns are well-located properties in desirable midwestern markets but with limited brand awareness. Signature Inns are quality structures, most of which were built in the 1980s. The buildings are well maintained, but have an outdated appearance, making it more difficult for them to compete with newer, nationally branded hotels. In addition, these hotel properties have not received the necessary capital expenditures in recent years to maintain their competitiveness with similarly located hotel properties operating in the economy and mid-scale segment. For the last several years, Signature Inns have generally underperformed in their markets.

We have developed a detailed capital improvement plan designed to improve and upgrade the high impact areas, such as guest rooms, common area amenities, signage and landscaping. The total cost of this program is expected to be approximately $20.0 million and to be funded from operating cash flow over the next two to three years partially made available from the redemption of Series A and Series S Preferred Stock. It is possible that we may sell certain of the Signature Inns instead of refurbishing and rebranding them.

As we refurbish these properties, we will convert them to our more recognizable Jameson Inn brand, beginning with the Signature Inns in the more southern locations closer in proximity to our current Jameson Inn locations.

We believe that our capital investment into refurbishing and rebranding our Signature Inns will allow those hotels to significantly improve their performance as measured by RevPAR and contribution to our EBITDA. We also believe that by converting these hotels to the Jameson Inn brand in the Midwest, we will increase the overall awareness of the Jameson Inn brand, which should benefit all our Inns.

Aggressively Selling, Expanding or Marketing Our Jameson Inn Brand.    We believe that aggressive marketing and promotional efforts can be instrumental in increasing our RevPAR. We recently hired a Vice President of Marketing who will lead our marketing efforts, promote our “Perfect Stay Guarantee” program and evaluate the implementation of a guest loyalty program.

We focus our local marketing efforts on the business community in the city or town where a hotel property is located. Our general managers make sales calls on local chambers of commerce, businesses, factories, government installations and colleges and universities. The goal of these efforts is to familiarize local business people with our hotel properties in their community and to solicit their recommendation of the hotel properties to travelers visiting the community. This hands-on approach to marketing has contributed generally to the development of a strong relationship between our general managers and the local community.

We conduct our advertising primarily through billboards that are prominently located along the highways near our Inns. Our ads appear on over 300 billboards, including all of the 100 billboards we own. We also utilize other types of advertising, such as advertisements for the Inns in regional and special event publications and in newspapers. We believe that we provide exceptional service to our guests and rely heavily on strong word-of-mouth referrals and repeat business.

All of our Inns have direct links to the Global Distribution System for reservations which also interface with major electronic reservation systems and connect the Inns with travel agents nationally and internationally. We also market the Inns through our website http://www.jamesoninns.com and through our own call center with toll-free numbers. During 2003, website and Internet bookings represented over 13% of our business.

Our marketing efforts are designed to maximize guest satisfaction. We promote a message that every guest should have “a perfect stay, every time.” We have instituted a “Perfect Stay Guarantee” by which we commit that if a guest is not completely satisfied with all aspects of a stay at one of our Inns, there is no room charge for that guest. During 2003, we refunded approximately $1,000 a night as a result of our “Perfect Stay Guarantee.” This guarantee is mentioned prominently on our website and in lobby signage and telephone greetings, as well as much of our other advertising.

We anticipate increased travel and believe that this increased activity will afford us a timely opportunity to strategically and aggressively implement our enhanced marketing efforts. Additionally, as we complete the refurbishing and rebranding of our Signature Inns, we will re-introduce these Inns to their local markets through a well-coordinated marketing campaign, including a grand opening celebration and enhanced local sales efforts.

Growing Our Franchising Program.    Until we relinquished our REIT status, we were unable to franchise our brands to other hotel owners. Our franchise arrangements with purchasers of our Inns were implemented by Kitchin Hospitality and assumed by us upon our acquisition of Kitchin Hospitality. In addition to seeking additional franchising opportunities with those parties who purchase hotel properties from us, we have begun formulating plans to expand our franchising efforts to independent hotel owners in an effort to capitalize on strong consumer awareness of the Jameson Inn brand. We feel that our marketing and reservation systems are of great benefit to hotel owners who may not have the financial or operating resources to efficiently absorb the high fixed costs associated with the development of their own systems.

Of the 20 hotels we have sold in the last three years, 10 have remained Jameson Inns, and we expect to continue adding franchisees as we sell hotel properties. We actively train our franchisees and inspect their properties to ensure a consistent operating standard across all of our Inns. Increasing our franchising efforts will permit us to expand the geographic footprint of the Jameson Inn brand.

We believe that expanding our franchising activities will allow us to grow more rapidly, and may provide the opportunity to grow even in times when our access to capital is limited. In the past, our rate of growth has been dependent upon our access to capital on favorable terms. We anticipate that franchising will be a much less capital intensive segment of our business.

Our entry into the franchising business has been done at minimal cost. In our efforts to dispose of underperforming Inns, we discovered that, in many cases, potential buyers wanted to retain the Jameson Inn brand. We believe we were able to sell the hotels that remained Jameson Inns more efficiently because the purchasers were not required to obtain franchises from other hotel companies, change the signage at the properties or incur many of the other costs associated with converting to other brands. In addition, we have not incurred expensive start up costs for this new line of business. However, implementing our plans to franchise to third parties will require greater commitments of capital and personnel, but the resources involved will still be substantially less than growing our brand directly through increasing our owned Inns.

We also intend to pursue franchising through new hotel development in larger markets, especially in the Southeast. Historically, we have grown the Jameson Inn brand in smaller markets in the Southeast where, at the time we developed, there was less competition than in the larger markets. Today, we believe we have built a brand name that enables us to compete effectively in large, competitive markets for franchising opportunities. This will allow us to grow more rapidly and gain more exposure for our brand, which we believe will help the performance of all of our Inns.

Selectively Acquiring, Expanding or Developing Properties.    As opportunities arise, we will consider acquiring existing, well-located hotel properties that can be refurbished and rebranded as Jameson Inns. Additionally, we will seek new development opportunities including expansion of certain Jameson Inns where we own adjacent vacant land suitable for expansion.

Since our inception, our strategy has been to grow our hotel portfolio contiguously. Our management team began developing hotels in Georgia and then expanded into surrounding states in the Southeast, completing more than 100 hotels in the past 15 years. In many instances, we also bought enough land in the initial purchase to expand the property if warranted and have expanded 44 properties since they were initially developed, and currently own 22 hotel properties with enough land for future expansion.

We plan to take advantage of attractive opportunities where we can continue growing either into other contiguous states or by penetrating larger, feeder markets within the 14 states we currently operate. By growing the Jameson Inn brand we believe we can increase the value of our all our hotels by increasing our customer base and name recognition of the brand.

Disposing of Underperforming Properties.    We expect to continue to focus on selling hotel properties in underperforming markets or markets with limited growth potential. We actively monitor our portfolio for suitable disposition opportunities and intend to use the net proceeds realized from such sales primarily to reduce our mortgage indebtedness. The Inns we have sold have generally been among our older Inns.

Since 2000, we have sold 20 Inns and have entered into franchising agreements with the buyers of 10 of these Inns. We believe that new franchising arrangements will afford us an attractive opportunity to increase our return on equity. Franchising our brand to buyers also allows us to dispose of hotel properties that no longer meets our strategic objectives without losing brand awareness or recognition in these markets.

Competitive Strengths

We believe that we have a number of competitive strengths, which include:

Management Experience and Continuity.     We have an experienced and stable management team, most of whom have been with us for many years. Our eight senior executives have more than 130 years of combined experience in the hotel industry and they have been a part of the Jameson team an average of 9 years. Thomas W. Kitchin continues to be our Chairman and Chief Executive Officer and is our largest shareholder.

Strong Proprietary Brand Identity.    We own our brand names and, with the exception of three of our Signature Inns for which we have entered into a co-branding arrangement with Best Western International, do not have to franchise our name or operations from any other company. This allows us greater control over our operations and eliminates franchise fee payments customary with other hotel brands. We have also franchised the Jameson Inn name to purchasers of 10 Jameson Inns that we have sold over the past three years.

Asset Concentration.    Our hotel properties are generally situated in convenient locations throughout the southeastern and midwestern United States. The regional clustering of our assets enables us to reduce our operating costs through economies of scale. For example, we are able to employ our regional property management infrastructure, spread our advertising investment and other operating overhead over a large number of properties and increase our visibility and brand recognition.

Strong Emphasis on Guest Satisfaction.    We believe our “Perfect Stay Guarantee” contributed significantly to our number one ranking for Jameson Inns in customer satisfaction among all of our competitors in the economy sector that cater to the general public for the year 2003 by Market Metrix, Inc., a leading provider of comprehensive market research services for the hospitality industry. Market Metrix ranks hotel chains on customer satisfaction based upon the results of its random surveys of over 35,000 people each quarter about their recent hotel and other recent travel experiences. In this survey, Signature Inns ranked fourth nationally against all hotel chains classified in the mid-scale segment.

Improved Balance Sheet.    Upon completion of this offering we will have an improved balance sheet. By using the net offering proceeds to redeem all of our Series A and Series S Preferred Stock, we will reduce our leverage and increase the cash flow available for growth, property renovation and new investment opportunities. We expect to realize cash flow savings of approximately $6.7 million per year upon the redemption of our Series A and Series S Preferred Stock.

Our Inns

Our Inns are designed to appeal to price and quality conscious travelers. Our target guests are business travelers, as well as families and leisure travelers attending events such as college or cultural gatherings, fairs, festivals and family reunions. Many of our Inns are located at high traffic areas with convenient highway access and in close proximity to restaurants and other shopping amenities and major employment centers. Additionally, certain of our Inns have meeting space that we feel is in high demand by some of our guests and differentiates us from some of our competitors.

Jameson Inns.    Our Jameson Inns are all colonial style, white buildings with green trim and are located in 10 southeastern states. Other than one franchised Inn, we developed all of the Jameson Inns since our inception in 1988. As of March 31, 2004, the average age of the 93 Jameson Inns we own was approximately 6.4 years. In late 1998, we designed and began building new three-story, interior corridor structures, each with 56 to 80 guest rooms with elevator access. Prior to 1998, we built two-story structures having 39 or 40 guest rooms with exterior corridor access to those rooms. For most of the Jameson Inns constructed prior to 1999, we acquired adjacent vacant land parcels to allow us to expand the Inns should market conditions justify such an expansion. We have expanded 44 of these Inns by constructing additional buildings with 16 to 24 guest rooms. There are an additional 22 Inns with this potential for expansion.

All Jameson Inns feature amenities such as swimming pools, fitness centers, remote-controlled color television with cable programming including HBO, free local calls and complimentary deluxe breakfasts and daily newspapers. In addition, all Jameson Inns currently have high-speed Internet service or will have it installed in the near future.

Jameson Inns compete in the economy and mid-scale segments of the hospitality industry and we believe that our primary competitors include Hampton Inn, Holiday Inn Express and Comfort Inn.

Signature Inns.    We acquired 26 existing Signature Inns through our merger with Signature Inns, Inc. of Indianapolis in 1999. Since 2002, we have sold three Signature Inns. Most of our Signature Inns were constructed by Signature Inns, Inc. between 1981 and 1997 and as of March 31, 2004, the average age of the 23 Signature Inns that we own was approximately 18.2 years. All of these facilities are interior-corridor hotels and typically contain approximately 120 guest rooms. They all have meeting spaces and business centers for our guests, and have larger guest rooms and lobbies than our Jameson Inns. Signature Inns are generally located in larger markets than our Jameson Inn locations.

Signature Inns offer the same amenity package as our Jameson Inns. In addition, some of our Signature Inns have indoor swimming pools.

Signature Inns compete in the economy and mid-scale segments of the lodging industry. We believe that our primary competitors include Hampton Inn, Holiday Inn Express, Fairfield Inn and Comfort Inn.

Industry Overview

The lodging industry is generally divided into three broad categories based on the type of services provided. The first of these categories, full service hotels and resorts, offers their guests rooms, meeting rooms, food and beverage services, room service and other guest services, and, in some cases, resort entertainment and activities. The second category, limited service hotels, generally offers rooms and amenities such as swimming pools, continental breakfasts and other, limited services. The third category, all suite hotels or motels, typically offers guests more spacious accommodations, kitchen facilities in the suite, and common laundry facilities. Our brands are all limited service hotels. Smith Travel Research categorizes hotels into seven chain scales. Smith Travel Research classifies our Jameson Inns in the economy category and our Signature Inns in the limited service mid-scale without food and beverage category. In 2003, our Jameson Inns had an ADR of $58.30 and our Signature Inns had an ADR of $61.40.

Based on forecasted industry fundamentals, we believe it is an opportune time in the business cycle to own and operate hotels. The U.S. lodging industry experienced nine consecutive years of sustained performance growth beginning in 1992 through 2000. During that time period, the industry realized compounded annual growth in RevPAR of 4.4% and grew pre-tax profits to $22.5 billion by 2000 from a pre-tax loss of $2.8 billion in 1991. However, the weakening global economy and the events of September 11, 2001 resulted in significant year-over-year RevPAR declines in 2001 and 2002. The aggregate percentage decline over this two-year period surpasses the aggregate percentage decline for the 1990-91 period, previously considered one of the worst periods in the modern history of the U.S. lodging industry.

We believe the industry has begun a recovery pattern similar to that following the post-1991 decline. By the end of 2003, the industry appeared to have stabilized at a RevPAR level of $49.19, which was 0.5% higher than 2002. We expect this positive RevPAR growth pattern to continue throughout 2004 and return to peak-2000 levels by 2005.

The following chart depicts historical percentage changes in RevPAR and gross domestic product, or GDP, growth from 1990 through 2003 and includes projections for 2004 and 2005:

The chart above illustrates the sharp declines in RevPAR in 1990 to 1991 and 2001 to 2002 and also shows the subsequent recovery that followed 1991 and the early stages of what we believe will be another sustained recovery following 2002. GDP growth has also been provided to show the overall state of the U.S. economy, and to further support our view that the U.S. decline in RevPAR was primarily due to a decrease in demand brought on by a worsening U.S. economy and further exacerbated by the events of September 11, 2001.

Because we believe the recent downturn in the lodging industry is largely due to a decline in demand, we believe an improvement in the U.S. economy will drive a recovery. PricewaterhouseCoopers LLP estimates that real GDP growth, as forecasted by Macroeconomic Advisers, L.L.C. will grow by 4.9% and 4.3% in 2004 and 2005, respectively. The chart below depicts the percentage changes in RevPAR compared to U.S. GDP and trend lines illustrating the cyclical nature of the U.S. lodging industry:

The following chart illustrates the historical supply and demand relationship for the U.S. lodging industry for the periods indicated and also shows the forecasted relationship for 2004 and 2005. Based on the forecasted trend of demand exceeding supply, we expect occupancy rates to continue to climb in the near term.

We believe the overall growth in the economy will translate into lodging demand growth exceeding supply growth over the next few years. PricewaterhouseCoopers projects 2004 to achieve the widest favorable spread between demand and supply in the past 15 years, with growth of 4.5% and 2.3% in 2004 and 2005, respectively compared to only slight supply increases in 2004 and 2005 of 1.4% and 1.6%, respectively.

Moreover, we believe, given the current relationship between supply and demand, and the improving health of the nation’s economy, that occupancy rates will continue to climb, along with RevPAR, as the lodging industry follows the business cycle on its upward swing.

Regulations

Environmental Matters.    Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate a property, may adversely affect the owner’s ability to borrow using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of these substances at the disposal or treatment facility, whether or not the facility is owned or operated by them.

While we have not incurred any costs related to these matters in connection with our Inns or land parcels, we may be potentially liable for such costs. We are not aware of any potential material liability or claims for which we may be responsible. A Phase I environmental assessment has been conducted by a qualified independent engineer for each of our Inns except for our Signature Inn located in Springfield, Illinois. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks, and other matters, including an on-site inspection, to determine whether an environmental issue exists with respect to the property which needs to be assessed. We have not encountered any material environmental issues or problems in connection with our ownership and operation of our Inns. However, we cannot be certain that (1) there are no material claims or liabilities related to real property which we own; (2) future laws, ordinances or regulations will not impose any material environmental liability on us; or (3) the current environmental condition of the Inns will not be affected by their operations, by the condition of properties in the vicinity of the Inns (such as the presence of underground storage tanks) or by third parties.

We believe that the Inns are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and do not anticipate that we will be required in the foreseeable future to expend any material amounts in order to comply with such ordinances and regulations. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties.

We have experienced some issues regarding the presence of mold in some of our Inns which is discussed under “Risk Factors—Risks Related to the Real Estate Industry—The existence of mold in our owned Inns could result in substantial costs or restrictions on the use of our hotel properties.” However, we do not consider this mold to be a hazardous or toxic substance.

Americans with Disabilities Act.    Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. In addition to remedial costs, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. We believe that all existing Inns are substantially in compliance with these requirements and we intend to construct future Inns in accordance with these requirements as well. We have engaged disabilities consultants at various times to make recommendations regarding compliance of the Inns with the ADA. These consultants submitted reports recommending a number of improvements for access to and use by disabled persons with respect to certain of the Inns in operation, and we have made these improvements. We have also incorporated the consultants’ recommendations into the construction of new Jameson Inns and plan to do so in the future.

Employees

At March 31, 2004, we employed approximately 2,000 full- and part-time employees who are engaged in day-to-day operations of the Inns. None of our employees is represented by a union or labor organization, nor have our operations ever been interrupted by a work stoppage. We consider relations with our employees to be excellent.

PROPERTIES

The following tables set forth certain information about our owned Inns as of March 31, 2004 and for the 12 months ended March 31, 2004.

Jameson Inns

State	Number of Inns	Number of Rooms	Occupancy Rate	ADR	RevPAR
Georgia	23	1,279	54.8%	$55.14	$30.24
Alabama	18	960	57.0%	$58.90	$33.59
Tennessee	11	656	57.6%	$59.52	$34.27
North Carolina	13	637	56.3%	$55.28	$31.11
South Carolina	10	574	49.5%	$57.23	$28.30
Florida	6	390	58.7%	$67.50	$39.64
Mississippi	6	350	47.0%	$58.90	$27.69
Louisiana	3	213	50.9%	$62.28	$31.69
Virginia	2	122	49.5%	$62.80	$31.06
Kentucky	1	67	62.7%	$52.10	$32.67

Jameson Inns Total	93	5,248	54.8%	$58.20	$31.87

Signature Inns
State
Indiana	14	1,518	37.7%	$64.10	$24.14
Illinois	3	371	46.9%	$56.45	$26.49
Ohio	2	250	41.2%	$53.18	$21.92
Kentucky	2	238	48.9%	$71.12	$34.77
Tennessee	1	124	49.1%	$63.53	$31.22
Iowa	1	119	41.9%	$52.68	$22.09

Signature Inns Total	23	2,620	41.0%	$61.69	$25.30

State
Combined Brands Total	116	7,868	50.0%	$59.19	$29.61

MANAGEMENT

Set forth below is information about our directors and executive officers as of the date of this prospectus.

Name	Position
Thomas W. Kitchin	Chief Executive Officer, Chairman of the Board of Directors
Craig R. Kitchin	President, Chief Financial Officer
William D. Walker	Vice President—Development
Steven A. Curlee	Vice President—Legal, General Counsel, Secretary
Gregory W. Winey	Vice President—Hotel Operations of Kitchin Hospitality
Martin D. Brew	Treasurer, Chief Accounting Officer
W. David Vining	Vice President—Marketing of Kitchin Hospitality
D. Anthony Maness	Chief Information Officer of Kitchin Hospitality
David S. Fraser	Director
Robert D. Hisrich	Director
Michael E. Lawrence	Director
Thomas J. O’Haren	Director

Thomas W. Kitchin, 62, is our Chief Executive Officer and Chairman of the Board of Directors. He has been an officer and director of Jameson since its incorporation in 1988. He served from 1977 until December 1986 as the President and Chairman of the Board of a public oil and gas company. Prior thereto, Mr. Kitchin was involved in the banking business for 16 years. Mr. Kitchin serves as a member of the board of trustees of Marist School, Northside Hospital Foundation, Southern Innkeepers Association and Jekyll Island Foundation and as a member of the board of councilors of the Carter Center. Under a shareholders agreement dated September 10, 2003, the former owners of Kitchin Hospitality have the right to designate a director. Thomas W. Kitchin is the designee of these persons. Thomas W. Kitchin is the father of Craig R. Kitchin, our President and Chief Financial Officer.

Craig R. Kitchin, 36, became our Chief Financial Officer in February 1994 and President in November 1998. He joined us as our Controller and Treasurer in June 1992 upon receiving his M.B.A. degree from the University of Chicago with concentrations in accounting and finance. Before attending the University of Chicago, he was a financial analyst with FMC Corporation in Santa Clara, California, from 1989 to 1990. Craig Kitchin graduated from Santa Clara University with a B.S. degree in finance in 1989. Craig Kitchin is the son of Thomas W. Kitchin, our Chairman and Chief Executive Officer of the Company.

William D. Walker, 50, is our Vice President—Development. He has been one of our officers since our inception in 1988 and served as a director from 1988 through October 1993. Prior to joining us, he worked in various financial management positions for 12 years. Mr. Walker received a B.B.A. degree in finance from Texas Tech University in 1975.

Steven A. Curlee, 52, became our General Counsel and Secretary in January 1993 and Vice President—Legal in September 1997. From April 1985 to July 1992, he was general counsel of a public oil and gas company. Prior thereto, he was engaged in the private practice of law in Tulsa, Oklahoma for five years. From 1976 to 1980, Mr. Curlee served on active duty in the U.S. Navy as a Judge Advocate. Mr. Curlee received a B.A. degree in political science and a J.D. degree from the University of Arkansas. He received a L.L.M degree in taxation from Georgetown University.

Gregory W. Winey, 41, is our Vice President—Hotel Operations. He is employed by Kitchin Hospitality. He joined Kitchin Hospitality in April 1998 as a regional manager supervising the operations of 17 Jameson Inns. In October 1998, he became the director of operations supervising the operations of all Jameson Inns. Before joining Kitchin Hospitality, he was with Promus Hotel Corporation from May 1991 to December 1997 serving in several capacities in hotel operations, most recently as a senior area manager overseeing the daily operations of 17 hotel properties, including Hampton Inns, Hampton Inn & Suites® and Homewood Suites by Hilton®.

Martin D. Brew, 43, is our Treasurer and Chief Accounting Officer. He joined us in May 1999 upon completion of the merger with Signature Inns, Inc. He was employed by Signature Inns from 1986 until its merger with Jameson in 1999, first as controller and later as treasurer. Mr. Brew was employed by KPMG LLP prior to his employment with Signature Inns. Mr. Brew has a B.S. degree in business from Indiana University and is a certified public accountant.

W. David Vining, 49, is our Vice President-Marketing. He is employed by Kitchin Hospitality. He joined Kitchin Hospitality in May 2004. Mr. Vining is also our Director of Investor Relations. From May 2001 to September 2003, he was Director of Direct Marketing for Best Software, Inc. From November 1999 to May 2001, Mr. Vining was employed as Director of Customer Marketing by E*Trade Group, Inc. From 1994 to 1999, he was Director of Advertising and Direct Marketing at Compaq Computer Corporation. Prior to 1994, Mr. Vining was Director of Direct Marketing for Holiday Inn Worldwide from 1991 to 1994. He was Vice President of Direct Marketing of Hospitality Franchise Systems from 1989 to 1991 and Vice President of Club Marketing of Days Inns of America, Inc. from 1987 to 1989. Mr. Vining has a B.S. degree in communications from the University of Tennessee.

D. Anthony Maness, 44, is our Chief Information Officer. He is employed by Kitchin Hospitality. He joined Kitchin Hospitality in July 1988 as a Regional Manager. He later became the Director of Information Systems and in 2003 became Chief Information Officer. Prior to joining us, Mr. Maness was President of Winfield Hospitality, Inc. from 1994 to 1998. Prior to joining Winfield Hospitality, he was Executive Vice President of McNeill Hospitality Corporation from 1985 to 1994. From 1980 to 1985, Mr. Maness was with Holiday Inns, Inc. as Manager of Central Site Training. Mr. Maness has a B.A. degree in psychology and a B.S. degree in computer information systems from Freed-Hardeman University.

David S. Fraser, 65, became one of our Directors in March 2004. He served as Vice President- Chief Financial Officer of Crown Crafts, Inc, a company in the home textile industry with headquarters in Atlanta, Georgia, from 1998 until he retired in 2000. From 1994 until 1997, he was Chief Financial Officer and Treasurer of Graphic Industries, Inc., a public commercial printing company in Atlanta. From 1981 to 1994, he was president and a principal of Pawly Industries Corporation a private company involved in the manufacture and distribution of marine accessories. From 1977 until 1981, he was Vice-President and Treasurer of Fuqua Industries, Inc., a Fortune 500 company based in Atlanta, Georgia. From 1965 to 1977, he held a variety of positions, including Vice President, Corporate Banking, for Crocker National Bank, a national bank headquartered in Los Angeles, California. Mr. Fraser currently serves as a director for Delta Apparel, Inc., an AMEX listed company based in Duluth, Georgia that is in the active wear apparel industry, and serves as chairman of that company’s audit committee of the board of directors. Mr. Fraser earned a B.S. degree in business administration from the University of California, Los Angeles and served for four years in the Army Corps of Engineers, having graduated with distinction from the U.S. Army Engineer School.

Robert D. Hisrich, Ph. D., 59, became one of our Directors in October 1993. Dr. Hisrich has held the A. Malachi Mixon III Chair in Entrepreneurial Studies and has been a professor at the Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio, since September 1993. From 1985 until his appointment at Case Western Reserve University, Dr. Hisrich held the Bovaird Chair of Entrepreneurial Studies and Private Enterprise and was a Professor of Marketing and a Director of the Enterprise Development Center at The University of Tulsa, Tulsa, Oklahoma. Dr. Hisrich was a visiting professor at the Technical University of Vienna in Austria in 2001 and at the University of Ljubljana in Slovenia in 2000. In the spring of 1992, Dr. Hisrich was a Visiting Professor of Entrepreneurship Studies at the University of Limerick, Limerick, Ireland, and from 1990 through 1991, he was a Fulbright Professor and holder of the Alexander Hamilton Chair in Entrepreneurship at the Foundation for Small Enterprise Economic Development, Budapest, Hungary. In the spring of 1989, Dr. Hisrich was a Fulbright Professor at the International Management Center, Budapest, Hungary. In addition, since 1974 Dr. Hisrich has been director of H & B Associates, a marketing and management consulting firm and is a director of Xeta Tech Corporation, Noteworthy Corporation and NeoMed Technologies. He has also held a number of other academic positions and is widely published in the areas of marketing, management and entrepreneurship. Dr. Hisrich has a B.A. degree in English and science from DePauw University, an M.B.A. degree in marketing from the University of Cincinnati and a Ph.D. degree in business administration from the University of Cincinnati.

Michael E. Lawrence, 59, became one of our Directors in April 1994. Since March 1994, he has been Chief Executive Officer and a director of Sea Pines Associates, Inc., a publicly held corporation which owns and operates real estate and recreational properties on Hilton Head Island, South Carolina. Mr. Lawrence is president of Sea Pines Company, Inc. and Sea Pines Real Estate Company, Inc. Prior to joining Sea Pines Associates, Inc., Mr. Lawrence was a management consultant with Ernst & Young from 1969 through 1989 and was a partner in that firm from 1982 through 1989. Mr. Lawrence is a licensed real estate broker and a certified public accountant with a B.S. degree from Washington & Lee University and an M.B.A. degree from Emory University.

Thomas J. O’Haren, 70, became one of our Directors in June 1997. Mr. O’Haren was employed for 40 years in sales and marketing for Cigna Financial Advisors, Inc., a company engaged in the insurance business. From May 1992 through September 1998, Mr. O’Haren served that company both as a regional vice president and as a consultant. Since October 1998, Mr. O’Haren has been a management consultant to the financial services industry. Since 2002, Mr. O’Haren has been an agent for Prudential Financial, Inc. He is active in the insurance industry, including serving as a member of the board of trustees and as adjunct professor of leadership at The American College, the degree-granting college of the insurance industry, as a member of The American College Leadership Institute and as chairman of the board of trustees of the GAMA Foundation, a research foundation for the insurance industry. He is also a member of the board of trustees of Marist School. Mr. O’Haren has a B.S. degree in finance from Pennsylvania State University and received his Chartered Life Underwriter designation in 1966 and his designation as a Chartered Financial Consultant in 1983.

Employment Agreements

On February 19, 2004, we entered into employment agreements with Thomas W. Kitchin, Craig R. Kitchin, William D. Walker, Steven A. Curlee and Martin D. Brew. At the same time, Kitchin Hospitality entered into employment agreements with Gregory D. Winey and D. Anthony Maness. For 2003 and prior years, our employment agreements provided that an executive officer’s base salary payable by us was the base salary multiplied by the percentage of the time he devoted to our business bore to the time he devoted to the business and affairs of Kitchin Hospitality. In 2004, we eliminated this provision in light of our acquisition of Kitchin Hospitality. These agreements may be terminated at will by the employee or by us, subject to early termination provisions which may require us to pay certain benefits described below. All these persons are eligible under their employment agreements to participate in incentive, profit sharing, savings, retirement and welfare benefit plans, and are entitled to expense reimbursement and other fringe benefits.

If Thomas Kitchin’s employment is terminated by us without cause or by him for good reason, he is entitled to two times his annual base salary then in effect and the average of his annual bonuses for the two preceding fiscal years. Upon termination by us without cause or by him for good reason, each of Messrs. Walker, Curlee, Brew and Winey is entitled to receive payment on a monthly basis for a twelve-month period and Craig Kitchin is entitled to receive payment on a monthly basis for an 18-month period, in an amount equal to one-twelfth of his annual base salary then in effect and one-twelfth of the average of his annual bonuses for the two preceding fiscal years. In addition, upon termination as described above, each of Thomas Kitchin and the other employees identified above is entitled to (a) the vesting of all restricted stock and options to purchase our common stock; (b) certain welfare benefits for two years, in the case of Thomas Kitchin, for 18 months, in the case of Craig Kitchin, and for 12 months, in the case of the other employees identified above; and (c) any other benefits he is entitled to be paid, provided or is otherwise eligible to receive under any plan, program, policy, contract or agreement.

Each employment agreement provides that in the event the severance payments and other compensation provided for under the agreement become subject to the excess parachute payment excise tax under the Internal Revenue Code, we will pay to the employee an additional amount such that the net amount retained by him after deduction of the excise tax and any federal, state or local taxes will equal the total benefits or amounts he would otherwise be entitled to under the employment agreement. Each employment agreement also provides that we will require any successor to all or substantially all of our business and/or assets to assume and perform the employment agreement in the same manner that we would be required to perform.

Each employment agreement provides that we will indemnify the employee in the event he was or is a party or is threatened to be made a party to any proceeding, other than an action by us or in our right, arising out of the performance of his duties or by reason of the fact that he is or was our officer, employee or agent of Jameson if he acted in good faith and in a manner he reasonably believed to be in our best interests, and with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

Prior to our acquisition of Kitchin Hospitality, certain employees of Kitchin Hospitality provided services to both Kitchin Hospitality and us. We reimbursed Kitchin Hospitality for the portion of any salary attributable to services provided to us. As a result of our acquisition of Kitchin Hospitality, we will be responsible for the entire salaries for these employees. Base salaries approved and authorized by our board of directors for 2004 are $338,663 for Thomas W. Kitchin, $225,000 for Craig R. Kitchin, $163,000 for William D. Walker, $156,000 for Steven A. Curlee, $155,000 for Gregory W. Winey and $141,000 for Martin D. Brew.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2003 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	365,000	$5.80	1,098,330	(1)
Equity compensation plans not approved by security holders	—	—	—

Total	365,000	$5.80	1,098,330

(1)	The number of shares available for future grants of awards under our 2003 Stock Incentive Plan equaled 1,000,000 shares initially. That number may increase automatically under the plan by no more than 100,000 shares, but such increase will only occur if there is an increase in the number of our shares of common stock outstanding other than by reason of the issuance of shares under the plan.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of April 1, 2004, regarding (a) the ownership of our common stock by all persons known by us to be beneficial owners of more than five percent of such stock, and (b) the ownership of our common stock, 9.25% Series A Cumulative Preferred Stock, par value $1.00 per share (“Series A Preferred Stock”), and $1.70 Series S Cumulative Convertible Preferred Stock, par value $1.00 per share (“Series S Preferred Stock”), by (i) each of our directors, (ii) each of our executive officers named in the Summary Compensation Table below, and (iii) all of our executive officers and directors as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to their shares.

Name of Owner or Identity of Group	Shares of Common Stock Beneficially Owned(1)		Percentage of Class	Shares of Series A Preferred Stock Beneficially Owned(1)		Percentage of Class	Shares of Series S Preferred Stock Beneficially Owned(1)		Percentage of Class
Thomas W. Kitchin 8 Perimeter Center East Atlanta, Georgia 30346-1604	2,706,907	(2)	19.21%	72,727	(3)	5.71%	—		—
Robert D. Hisrich(4)(5)	62,849		*	—		—	—		—
Michael E. Lawrence(4)	60,500		*	100		*	—		—
Thomas J. O’Haren(4)	96,396		*	—		—	—		—
David S. Fraser(6)	25,000		*	—		—	—		—
Craig R. Kitchin	229,636	(7)	1.63%	3,636	(8)	*	—		—
William D. Walker	77,828	(9)	*	—		—	—		—
Steven A. Curlee	84,468	(10)	*	—		—	—		—
Gregory W. Winey	30,000	(11)	—	—		—	—		—
Martin D. Brew	71,391	(12)	*	—		—	—		—
Loeb Partners Corporation 61 Broadway New York, New York 10006	—		—	78,950	(13)	6.20%	158,400	(14)	7.23%
All directors and executive officers as a group (10 persons)(15)	3,338,778		23.28%	72,827		5.71%	—		—

*	Less than one percent (1%)
(1)	The total number includes shares issued and outstanding as of April 1, 2004, plus shares which the owner shown above has the right to acquire within 60 days after such date. For purposes of calculating the percent of the class outstanding held by each owner shown above with a right to acquire additional shares, the total number of shares excludes the shares which all other persons have the right to acquire within 60 days after such date, pursuant to the exercise of outstanding stock options.
(2)	Includes 16,000 shares issuable upon the exercise of currently vested stock options, 684,120 shares owned in equal proportions by each of the six Kitchin Children’s Trusts (the beneficiaries of which are Mr. Kitchin’s six children, including Craig R. Kitchin, and of which Thomas W. Kitchin serves as trustee), 162,459 shares of restricted common stock, 106,195 owned by Thomas W. Kitchin’s spouse over which he has no voting power, and 18,850 shares owned jointly with Thomas W. Kitchin’s spouse.
(3)	Shares are held by Kitchin Residential Construction Company, LLC, a former wholly-owned subsidiary of Kitchin Hospitality and which is owned by Thomas W. Kitchin, his spouse and the six Kitchin Children’s Trusts (the beneficiaries of which are Mr. Kitchin’s six children, including Craig R. Kitchin, our President and Chief Financial Officer, and of which Thomas W. Kitchin serves as trustee). These shares are to be redeemed along with all other shares of our outstanding Series A Preferred Stock out of net proceeds of this offering. As a result, Kitchin Residential Construction Company will receive a payment of approximately $1.8 million.

(4)	Includes 60,000 shares issuable upon the exercise of currently vested stock options. Mr. Lawrence’s shares of Series A Preferred Stock are to be redeemed out of the net proceeds of this offering.
(5)	Includes 849 shares owned by Robert D. Hisrich’s spouse and children, and 2,000 shares held by a trust for which Mr. Hisrich is the trustee.
(6)	Includes 25,000 shares issuable upon the exercise of currently vested stock options.
(7)	Includes 90,134 shares of restricted stock, 106,197 shares held in trust for which Craig R. Kitchin is the beneficiary and 12,000 shares issuable upon the exercise of currently vested stock options.
(8)	Shares are held by Kitchin Residential Construction Company, LLC, which is owned in part by a trust for which Craig R. Kitchin is a beneficiary. These shares are to be redeemed along with all other shares of our outstanding Series A Preferred Stock out of net proceeds of this offering. The portion of the redemption payment attributable to Craig R. Kitchin will be approximately $90,900.
(9)	Includes 61,864 shares of restricted stock and 10,000 shares issuable upon the exercise of currently vested stock options.
(10)	Includes 57,250 shares of restricted stock and 10,000 shares issuable upon the exercise of currently vested stock options.
(11)	Includes 27,000 shares of restricted stock and 3,000 shares issuable upon the exercise of currently vested stock options.
(12)	Includes 25,000 shares of restricted stock, 10,000 shares issuable upon the exercise of currently vested stock options and 16,891 shares owned jointly with Mr. Brew’s spouse.
(13)	Information based on Schedule 13D/A filed December 1, 2003.
(14)	Information based on Schedule 13D/A filed January 28, 2004.
(15)	Includes 266,000 shares issuable upon the exercise of currently vested stock options and 423,707 shares of restricted common stock.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. On June 23, 2004, there were 14,060,934 shares of our common stock outstanding, 1,272,727 shares outstanding of our 9.25% Series A Cumulative Preferred Stock and 2,191,500 shares outstanding of our $1.70 Series S Cumulative Convertible Preferred Stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Holders of our common stock exclusively possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of Jameson preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series. Our articles of incorporation do not provide for cumulative voting for directors.

Subject to any preferential rights of any outstanding series of our preferred stock, holders of our common stock are entitled to such distributions as may be declared from time to time by our board of directors from funds available for distributions. Upon liquidation, holders of our common stock are entitled to receive pro rata all or our assets available for distribution to our shareholders, subject to any preferential rights of our preferred shareholders. Holders of our common stock do not have any preemptive rights.

Our articles of incorporation currently in effect have certain ownership limitations that were applicable to a REIT. In order to qualify as a REIT, not more than 50% in value of each class of our outstanding stock could have been owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to also include certain entities, which differs from the definition of beneficial ownership as defined in the rules and regulations of the Securities and Exchange Commission) during the last half of a taxable year, and each class of our stock must have been beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Our articles of incorporation currently restrict the ownership, acquisition and transfer of shares of each class and each series of our outstanding capital stock (the “Ownership Limitation”) required for a REIT.

The Ownership Limitation applies to our common stock, Series A Preferred Stock and Series S Preferred Stock, each as a separate class or series, and, for common stock and Series A Preferred Stock, subject to certain exceptions specified in the articles of incorporation, Thomas W. Kitchin cannot own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than that number of shares which is equal to 20.75% of the relevant outstanding class or series of stock or the Related Party Limit (as defined below), American Real Estate Company Ltd. cannot own directly or indirectly, more than 9% of the relevant outstanding class or series of stock and no other shareholder may own, or similarly be deemed to own, more than 6.75% of the relevant outstanding class or series of stock. For the Series S Preferred Stock, the Ownership Limitation provides that no shareholder may own more than 11.3% of the outstanding shares; provided, however, that the total shares of all classes and series of our capital stock owned by any person may not exceed 9.9% of all of our outstanding capital stock.

In addition, since rent from any tenant 10% of which is owned, directly or constructively, by us, including an owner of 10% or more of us, was not qualifying rent for purposes of the gross income tests under the Internal Revenue Code, the articles of incorporation include an additional ownership restriction referred to as the “Related Party Limit.” The Related Party Limit provides that any shareholder who owns, or is deemed to own by virtue of the attribution provisions of the Internal Revenue Code (which differ from the attribution provisions applied to the Ownership Limitation), in excess of a 9.9% interest or voting power in the capital stock, net assets or profits of an entity from whom we derive gross income cannot own more than 9.9% of the relevant outstanding class or series of stock.

An amendment to our articles of incorporation to eliminate the Ownership Limitation and the Related Party Limit as they apply only to our common stock was presented to our shareholders for approval at our annual meeting held on June 4, 2004 but was not approved. Consequently, the Ownership Limitation and the Related Party Limit will continue. We expect that another proposal to eliminate these restrictions will be presented at a future meeting, but we have no definite plans for this currently.

Under the shareholders agreement between Jameson and members of the Kitchin family dated September 10, 2003, members of the Kitchin family may not acquire through December 31, 2008 (unless approved by a majority of our independent directors), additional equity securities (as defined below) if it would increase their ownership percentage beyond what it was upon the closing of the acquisition of Kitchin Hospitality, or 17.5%. “Equity securities” means our common stock, our securities convertible into common stock, and options, rights, warrants and similar securities.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the powers, designations, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Our board of directors has designated two series of preferred stock.

We have two series of shares of preferred stock, the 9.25% Series A Preferred Stock, par value $1.00, which we call Series A shares, and the $1.70 Series S Preferred Stock, par value $1.00 per share, which we call the Series S shares.

The holders of our Series A shares are entitled to receive cumulative quarterly cash dividends at a rate equal to 9.25% per annum of $25.00. The holders of our Series S shares are entitled to receive cumulative quarterly cash dividends at a rate equal to $1.70 per annum. Dividends for our Series A and Series S shares must be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on our common stock. No dividends shall be paid upon or declared or set apart for the other series of preferred for any dividend period unless a proportionate dividend shall have been paid upon or declared or set apart for the other series of preferred stock then issued and outstanding and entitled to receive such dividend.

The holders of Series A and Series S shares do not have voting rights, except that whenever dividends accrued on the Series A or Series S shares remain unpaid for at least six quarterly dividend dates, the Series A or Series S shareholders voting separately as one class for this purpose, will be entitled at the next succeeding annual meeting of shareholders to elect two additional members to the board of directors. The Series A shareholders also have the right to call a special meeting to elect the two new directors if the holders of record of 20% or more of the Series A and other shares on parity with the Series A call the special meeting. After the accrued and unpaid dividends are paid, the holders of the preferred stock will be divested of these voting rights at the next succeeding annual meeting of shareholders. Our Series A and Series S stock do not have preferential rights.

Each share of Series S stock is convertible into (i) the number of shares of common stock that results from dividing $20.00 by the conversion price, as defined below, plus (ii) the right to receive a cash payment from us of

$3.125. The conversion price as of the original date of issuance of the Series S shares shall be $19.20 per share of common stock subject to adjustment from time to time for stock splits, combinations, dividends and other distributions.

We have the right to redeem our Series A shares at any time at a redemption price of $25.00 per share plus all accrued and unpaid dividends. We also have the right to redeem our Series S shares at any time at a redemption price of $20.00 per share plus all accrued and unpaid dividends.

Additional restrictions on our preferred stock in our Articles of Incorporation relating to our status as a REIT are described above under “—Common Stock.”

Anti-Takeover Effects

General

Our articles of incorporation, our bylaws, and the Georgia Business Corporation Code contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our shareholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation and bylaws and Georgia law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, which are included as exhibits to the Form S-2 registration statement of which this prospectus is a part, as well as the Georgia Business Corporation Code.

Staggered Board

Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Number of Directors; Removal; Filling Vacancies

Our articles of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors or by holders of 25% of our issued and outstanding voting stock, except as set forth above under “Description of Our Capital Stock—Preferred Stock.” Our articles of incorporation provide that directors may be removed by stockholders for cause by the affirmative vote of at least a majority of the combined voting power of our voting stock, or without cause upon the affirmative vote of at least 75% of the of the voting power of our voting stock. Our articles of incorporation also provide that vacancies on the board of directors occurring other than for an increase in the number of directors by the vote of the shareholders may be filled only by a majority vote of the remaining directors, even if less than a quorum of the board of directors. If the vacancy is created because of an increase in the number of directors by a vote of shareholders, then the shareholders shall elect the director by an affirmative vote of the majority of the outstanding and issued voting stock.

Ownership Limitations

Our articles of incorporation contain certain ownership restrictions which were originally included because of our status as a REIT. These are discussed above under “Authorized Capital—Common Stock.” While these restrictions are no longer required to protect our REIT status since we have relinquished that status, it is possible that these restrictions could be used to thwart or discourage any change of control or takeover attempts by third parties.

Advance Notice for Shareholder Proposals and Director Nominations

Our bylaws provide that nominations of candidates for election as directors may be made by or at the direction of the board of directors or by any shareholder who complies with the advance notice procedures set forth therein. These procedures require any shareholder who intends to make a nomination for director to deliver notice of such nomination to our Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting. The notice must contain all information specified by the board of directors. If the chairman of the meeting determines that a person is not nominated in accordance with the nomination procedure, the nomination will be disregarded.

Preferred Stock

Our articles of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. Our board of directors has designated the 9.25% Series A Preferred Stock and the $1.70 Series S Preferred Stock which are described in this section entitled “—Authorized Capital—Preferred Stock.”

We believe that the ability to issue additional preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Our board of directors has the power, subject to applicable law, to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including preferential rights to purchase shares.

Georgia Law

Under Georgia law, unless otherwise provided by a corporation’s articles of incorporation or bylaws, a merger, share exchange or sale of all or substantially all of the corporation’s assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Neither our articles of incorporation nor our bylaws contain a provision that alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

Social Responsibility Provision

Our articles of incorporation permit our board of directors to consider in determining what is in our best interest, the interest of our employees, suppliers, creditors and customers, the national economy, and community and societal interests. Consequently, our board of directors is authorized to consider factors other than the interests of the shareholders when considering an acquisition offer.

Transfer Agent

The transfer agent and registrar for our common and preferred stock is Wachovia Bank, NA.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

As allowed by the Georgia Business Corporation Code, both our articles of incorporation and our bylaws permit indemnification of our directors, officers, employees and agents from liability in certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. is acting as representative, have severally agreed to purchase from us and we have agreed to sell to each of the underwriters, the number of shares of common stock set forth opposite their respective names.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $             per share on sales to certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

We have granted to the underwriters an option, exercisable by the representative for 30 days after the date of this prospectus, to purchase up to an additional 5,550,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representative exercises such option, each of the underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of common stock to be purchased by each of them, as shown in the table above, bears to the shares of common stock offered hereby.

Our common stock is listed for quotation on the Nasdaq National Market under the trading symbol “JAMS.”

The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,550,000 additional shares.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The expenses associated with the offer and sale of our common stock, excluding the underwriters’ discount and commissions but including up to $250,000 of the underwriters’ out-of-pocket expenses, are estimated to be approximately $             and, subject to certain limitations, will be paid by us.

In connection with the offering, we and our executive officers and directors have agreed that for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to issue, sell, or offer to sell, contract to sell, solicit or offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership of (or make any announcement with respect to any of the foregoing) any shares of our common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for our common stock or evidencing any right to purchase or subscribe for shares of our common stock, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., as representative of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters are permitted to and may over-allot, or engage in syndicate transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters also may impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase shares of common stock in the open market to reduce the underwriters’ short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resale of the security by purchasers in the offering.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions, once begun, will not be discontinued without notice.

The underwriters have informed us that they do not intend to confirm sales to any discretionary accounts without the prior approval of the customer.

From time to time, the underwriters have provided, and may continue to provide, investment banking services to us for which we have paid customary fees and commissions. In this regard, we have agreed, in addition to the items of compensation to be paid to the underwriters in connection with the offering, until the earlier of the completion of the offering or December 31, 2004, to offer to appoint Friedman, Billings, Ramsey & Co., Inc. to act as lead underwriter or placement agent in connection with any public or private offering of our equity securities or unsecured debt securities and, subject to certain limited exceptions, to act as our financial advisor in connection with any purchase or sale of stock, merger, acquisition, business combination or other strategic combination in which we may engage.

CERTAIN OFFERING AND SELLING RESTRICTIONS

This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase any shares of common stock in any jurisdiction in which it would be unlawful to make such offer or solicitation. In this regard:

•	The shares of common stock offered hereby have not been offered or sold and, prior to the expiration of a period of six months from the date of this prospectus, will not offer or sell any shares of common stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995;

•	we have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA), in connection with the issue or sale of any shares of common stock offered hereby in circumstances in which section 21(1) of the FSMA does not apply to us;

•	we have complied and will comply with all applicable provisions of the FSMA and the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 with respect to anything done by them in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom;

•	in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), the shares of common stock offered hereby shall only be offered in The Netherlands, as part of their initial distribution or by way of reoffering, to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that it must be made clear both upon making the offer and in any documents or advertisements in which a forthcoming offering of such shares is publicly announced (whether electronically or otherwise) that such offer is exclusively made to such Professional Investors;

•	the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in accordance with the requirements of Law 24/1988, of 28 July, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and the decrees and regulations made thereunder. Accordingly, the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations or without complying with all legal and regulatory requirements in relation thereto;

•	this prospectus has not been verified or registered with the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), and therefore it is not intended for any public offer of the shares of common stock in Spain;

•

this prospectus has not been submitted to the registration procedures of the French Autorité des Marchés Financiers and, accordingly, the shares of common stock offered hereby may not be advertised, offered or sold to the public in France. Pursuant to Articles 1.411-1, 1.411-2 and 1.412-1 of the French Monetary and Financial Code (the “MF Code”), purchasers of the common stock offered hereby may take part in the transaction only for their own account. Individual sales of these securities in France may only be made either to qualified investors in France as defined in Article 1.411-2 of the MF Code or to a restricted circle of investors as defined in Article 1.411-2 of the MF Code. When sales of securities are made to a restricted circle of investors as defined in Article 1.411-2 of the MF Code which is not less than 100 individuals, each of these individuals must provide certification as to their personal association, of a professional or family nature, with a member of our management. This prospectus or any other offering materials relating to the shares of common stock offered hereby may not be distributed in France to any person other than a qualified investor as defined therein;

•	no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to the shares of common stock offered hereby. Individual sales of the common stock offered hereby to any person in Germany may only be made to (i) certain persons who on a professional or commercial basis (as defined in § 2 para. 1 German Sales Prospectus Act) purchase or sell securities for their own account or for the account of third parties, or (ii) to a limited group of persons (as defined in § 2 para. 2 German Sales Prospectus Act), and according to any other German securities, prospectus, tax, and other applicable laws and regulations. Each underwriter will comply with the Act and all other applicable legal and regulatory requirements. In particular, we have been advised that each of the underwriters has not engaged and will not engage in the public offering (öffentliches Angebot) within the meaning of the Act with respect to any of the shares of common stock offered hereby otherwise than in accordance with the Act;

•	any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Austria. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Austria. Any individual sales of the common stock offered hereby to any person in Austria were made only to a limited circle of institutional investors in accordance with § 3/1/11 of the Austrian Capital Markets Act or in a private placement where a maximum of 250 individuals were individually approached and identified by name. These securities must not be resold or sold other than in compliance with the Capital Markets Act;

•	this prospectus has not been and will not be registered with the Belgian Banking, Finance and Insurance Commission (“BFIC”). The securities offering has not and will not be approved by the BFIC and the transaction will not be advertised in Belgium. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Belgium. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Belgium. The common stock offered hereby must not be offered, distributed or sold in Belgium except in compliance with the requirements for a non-public offering laid down in Articles 2 and 3 of the Royal Decree of 7 July 1999. Individual sales of these securities to any person in Belgium may only be made if (i) no unauthorized intermediary has been involved, (ii) the offer has not been advertised to more than fifty (50) individuals, and (iii) a maximum of fifty (50) individuals has been actively solicited. Individual sales of the common stock offered hereby to professional investors, as defined in Article 3 of the Royal Decree of 7 July 1999 are permitted, as well as individual sales for a consideration of at least Euro 250,000 per investor;

•	this prospectus has not been and will not be filed with or approved by the Danish Securities Council (“Fondsradet”) or any other regulatory authority in the Kingdom of Denmark. The common stock offered hereby has not been offered or sold and may not be offered or sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities, as amended from time to time, and the Danish Executive Order No. 166 of 13 March 2003 on the first public offer of certain securities issued pursuant thereto. The recipient of this prospectus may not forward any offer to, or replace themselves with any other investor in Denmark, without complying with the relevant laws;

•	this prospectus has not been prepared to comply with the standards and requirements applicable under Finnish law, including the Securities Market Act (26.5.1989/495), as amended, and it has not been approved by the Finnish Financial Supervision Authority. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Finland. The securities must not be, directly or indirectly, offered distributed or sold in Finland except in compliance with all applicable provisions of the laws of Finland, including the Finnish Securities Market Act (26.5.1989/495) and the regulations issued thereunder, as amended;

•	this prospectus has not been and will not be registered with the Icelandic Financial Supervisory Authority (“FME”). The securities offering has not and will not be approved by the FME and the transaction will not be advertised in Iceland. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock to the public in Iceland. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Iceland;

•	this prospectus has not been and will not be registered with any regulatory or other authorities in Ireland. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Ireland. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Ireland. Individual sales of these securities to any person in Ireland may only be made to less than twenty (20) persons, whether institutional or individuals, and whether on a solicited or unsolicited basis;

•	this prospectus has not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (“CONSOB”) and has not been and will not be subject to the formal review or clearance procedures of CONSOB and accordingly may not be used in connection with any offering of common stock offered hereby in the Republic of Italy (“Italy”) other than to “Professional Investors” (as defined below and in accordance with applicable Italian securities laws and regulations). Any offer of shares of the common stock offered hereby in Italy in relation to the offering is being made only to professional investors (each a “Professional Investor”), pursuant to Article 30, paragraph 2 and Article 100 a) of Legislative Decree No. 58 of 24 February 1998, as amended (“Decree No. 58”), and as defined in Articles 25 and 31, paragraph 2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended (“Regulation No. 11522”), and excluding individuals as defined pursuant to the aforementioned Article 31, paragraph 2, who meet with requirements in order to exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Societa di Intermediazione Mobiliare, or “SIM”), management companies authorized to manage individual portfolios on behalf of third parties (Societa di Gestione del Risparmio, or “SGR”) and fiduciary companies (societa fiduciarie) managing portfolio investments regulated by Article 60, paragraph 4 of Legislative Decree No. 415 of 23 July 1996 and otherwise in accordance with applicable Italian laws and regulations provided therein. Under no circumstances should this prospectus be circulated among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors. Any such offer or issue or any distribution of this prospectus within Italy and/or the rendering of advice of any nature whatsoever in connection with the offering must be conducted either by banks, investment firms (as defined in Decree No. 58) and financial companies enrolled in the special register provided for by Article 107 of Legislative Decree No. 385 of 1 September 1993, as amended, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the relevant provisions of Decree No. 58;

•	this prospectus has not been and will not be registered with the Commission for the Supervision of the Financial Sector (“CSSF”). The common stock offered hereby has not been and will not be authorized for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with. This document may not be duplicated or passed to another person;

•	this prospectus has not been and will not be registered with or approved by the regulatory authorities in Monaco. This prospectus is personal to the recipient and has been prepared solely for use in connection with the offering described herein. Distribution of this prospectus to any person other than the recipient and those persons, if any, retained to advise such recipient with respect to the offer and sale of the common stock offered hereby is unauthorized, and any disclosure of any of its contents if prohibited. Each recipient, by accepting delivery of this prospectus, agrees to the foregoing and agrees to make no copies of this prospectus. This prospectus does not constitute an offer to sell, or any solicitation of any offer to buy, any of the common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus nor any sale made hereunder of the common stock described herein shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof. If the recipient does not purchase any common stock offered hereby, or this offering is terminated, the recipient agrees to return this preliminary prospectus and all documents delivered concerning it to the underwriters or their representative who provided the same;

•	this prospectus has not been filed with the Norwegian company registry or with the Oslo stock exchange in accordance with the Norwegian Securities Trading Act, Chapter 5, and may therefore not be distributed to more than fifty potential investors in Norway;

•	this prospectus has not been and will not be approved by or registered with the Swedish Financial Supervisory Authority (“SFSA”). The securities offering has not and will not be approved by the SFSA and the transaction will not be advertised in Sweden. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Sweden. Accordingly, neither this prospectus nor any other offering materials relating to the securities may be distributed or made available to the public in Sweden;

•	this prospectus may only be used by those persons to whom it has been handed out in connection with the offer described therein. The shares of common stock offered hereby are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor a prospectus in accordance with the respective Swiss legislation. Accordingly, this prospectus may not be used in connection with any other offer and shall in particular not be distributed to the public in Switzerland; and

•	we have undertaken that we will comply with all applicable securities laws and regulations in each jurisdiction in which we offer, sell or deliver the shares of common stock offered hereby or possess or distribute this prospectus or any other offering material and will obtain any consent, approval or permission which is required by us for the purchase, offer or sale by us of shares of common stock under the laws and regulations in force in any jurisdiction to which we are subject or in which we make such offers or sales in all cases at our own expense.

LEGAL MATTERS

The validity of the common stock in this offering will be passed upon for us by Conner & Winters, P.C., Tulsa, Oklahoma. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. With respect to matters of Georgia law, Conner & Winters, P.C. and Clifford Chance US LLP will rely upon the opinion of Steven A. Curlee, our Vice President—Legal, General Counsel and Secretary.

EXPERTS

The consolidated financial statements of Jameson Inns, Inc. and Kitchin Hospitality, LLC at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and incorporated herein by reference, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission (Commission File No. 0-23256). These documents contain important information about our companies and their finances.

1.	Amended Annual Report to Shareholders on Form 10-K/A for the year ended December 31, 2003 which was filed April 29, 2004;

2.	Quarterly Report on Form 10-Q for the period ended March 31, 2004 which was filed May 14, 2004; and

3.	Current Report on Form 8-K filed January 6, 2004.

Any statement contained in this prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to:

Steven A. Curlee, Secretary

8 Perimeter Center East-Suite 8050

Atlanta, Georgia 30346-1604

(770) 481-0305

e-mail: vplegal@jamesoninns.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-2 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance we refer you to the copy of the document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, NW, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

In addition, our common and preferred stock is listed for quotation on the Nasdaq National Market. You can read and copy any report, proxy statement or information we file at The Nasdaq Stock Market, 1725 K Street, NW, Washington, DC 10006-1506.

You can find additional information concerning us on our website http://www.jamesoninns.com. Information on our website is not and should not be considered a part of this prospectus.

(a)	Audited Financial Statements

(b)	Unaudited Interim Financial Statements of Jameson Inns, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003	F-43
Unaudited Condensed Consolidated Statements of Operations for the three month period ended March 31, 2004 and 2003	F-44
Unaudited Statements of Cash Flow for the three months ended March 31, 2004 and 2003	F-45
Notes to Unaudited Condensed Consolidated Financial Statements	F-46

Report of Independent Auditors

The Board of Directors and Stockholders

Jameson Inns, Inc.

We have audited the accompanying consolidated balance sheets of Jameson Inns, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the accompanying index to financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jameson Inns, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 4 and 8, in 2002 the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

/s/    Ernst & Young LLP

Atlanta, Georgia

February 20, 2004, except for

    Note 3, as to which the date is

    March 1, 2004

Jameson Inns, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2003	2002
Assets
Operating property and equipment	$378,499,689	$383,514,505
Property and equipment held for sale	4,281,626	2,444,950
Less accumulated depreciation	(85,665,125)	(70,776,574)

	297,116,190	315,182,881

Cash	3,549,083	3,832,477
Restricted cash	1,642,038	1,449,825
Receivable from affiliate	3,252,659	1,489,814
Deferred finance costs, net	2,227,570	2,823,741
Other assets	1,483,960	1,728,709

	$309,271,500	$326,507,447

Liabilities and Stockholders’ Equity
Mortgage notes payable	$213,822,118	$222,820,439
Accounts payable and accrued expenses	1,102,614	282,252
Accrued interest payable	968,627	1,037,792
Accrued property and other taxes	1,642,831	1,831,285
Preferred stock dividends payable	1,667,612	1,667,197

	219,203,802	227,638,965
Stockholders’ Equity:
Preferred stock, 1,272,727 shares authorized, 9.25% Series A cumulative preferred stock, $1 par value, liquidation preference $25 per share, 1,272,727 shares issued and outstanding	1,272,727	1,272,727
Preferred stock, 2,256,000 shares authorized, 8.5% Series S cumulative convertible preferred stock, $1 par value, liquidation preference $20 per share, 2,191,500 shares issued and outstanding	2,191,500	2,191,500
Common stock, $.10 par value, 40,000,000 shares authorized, 11,928,341 shares (11,862,984 in 2002) issued and outstanding	1,192,835	1,186,298
Contributed capital	92,701,662	101,125,909
Deferred compensation	(2,330,144)	(2,812,344)
Retained deficit	(4,960,882)	(4,095,608)

Total Stockholders’ Equity	90,067,698	98,868,482

	$309,271,500	$326,507,447

See accompanying notes.

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2003	2002	2001
Lease revenue (primarily from affiliate)	$40,950,725	$40,785,946	$41,531,051

Expenses:
Property and other taxes	4,549,763	3,885,985	4,137,954
Insurance	1,908,293	1,430,682	931,115
Depreciation	17,378,652	19,127,443	18,802,253
General and administrative expenses	2,845,892	2,366,454	1,659,421
Cost of acquisition	1,605,000	—	—
Loss on impairment of real estate	600,000	—	2,110,000
Early extinguishments of debt	211,009	62,153	341,081

Total expenses	29,098,609	26,872,717	27,981,824

Income from operations	11,852,116	13,913,229	13,549,227
Interest expense	12,576,810	14,437,319	18,196,899
Other expense (income)	2,301	(2,332)	(32,592)

Loss before discontinued operations and gain on sale of assets	(726,995)	(521,758)	(4,615,080)
Gain on disposal of real estate	—	426,141	902,791
Gain on sale of land	35,921	9,205	196,728

Loss from continuing operations	(691,074)	(86,412)	(3,515,561)
Discontinued operations:
Income from discontinued operations	512,224	690,094	446,944
Loss on impairment of discontinued operations	(710,000)	—	—
Gain on sale of discontinued operations	23,576	132,286	—

(Loss) income from discontinued operations	(174,200)	822,380	446,944

Net (loss) income	(865,274)	735,968	(3,068,617)
Less preferred stock dividends	6,668,760	6,668,441	6,668,740

Net loss attributable to common stockholders	$(7,534,034)	$(5,932,473)	$(9,737,357)

Per common share (basic and diluted):
(Loss) income before discontinued operations (net of preferred dividends)	$(0.65)	$(0.60)	$(0.91)
(Loss) income from discontinued operations	(0.02)	0.07	0.04

Net (loss) income attributable to common stockholders	$(0.67)	$(0.53)	$(0.87)

Weighted average shares—basic and diluted	11,308,041	11,250,021	11,176,199

See accompanying notes.

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Preferred Stock Series A	Preferred Stock Series S	Common Stock	Contributed Capital	Deferred Compensation	Retained Deficit	Stockholders’ Equity
Balance at January 1, 2001	$1,272,727	$2,191,500	$1,155,424	$125,782,830	$(2,634,059)	$(1,026,991)	$126,741,431
Issuance of common stock	—	—	8,847	659,584	—	—	668,431
Issuance of restricted stock grants	—	—	9,250	636,200	(645,450)	—	—
Forfeiture of restricted stock grants	—	—	(530)	(38,726)	37,277	—	(1,979)
Vesting of restricted stock grants	—	—	—	—	341,447	—	341,447
Common stock dividends ($.98 per share)	—	—	—	(11,396,568)	—	—	(11,396,568)
Preferred stock dividends—Series S ($1.70 per share)	—	—	—	(3,725,558)	—	—	(3,725,558)
Preferred stock dividends—Series A ($2.31 per share)	—	—	—	(2,943,181)	—	—	(2,943,181)
Net loss	—	—	—	—	—	(3,068,617)	(3,068,617)

Balance at December 31, 2001	1,272,727	2,191,500	1,172,991	108,974,581	(2,900,785)	(4,095,608)	106,615,406
Issuance of common stock	—	—	4,132	107,581	—	—	111,713
Issuance of restricted stock grants	—	—	11,240	396,215	(407,455)	—	—
Forfeiture of restricted stock grants	—	—	(2,065)	(76,720)	70,992	—	(7,793)
Vesting of restricted stock grants	—	—	—	—	424,904	—	424,904
Common stock dividends ($.20 per share)	—	—	—	(2,343,275)	—	—	(2,343,275)
Preferred stock dividends—Series S ($1.70 per share)	—	—	—	(3,725,261)	—	—	(3,725,261)
Preferred stock dividends—Series A ($2.31 per share)	—	—	—	(2,207,212)	—	(735,968)	(2,943,180)
Net income	—	—	—	—	—	735,968	735,968

Balance at December 31, 2002	1,272,727	2,191,500	1,186,298	101,125,909	(2,812,344)	(4,095,608)	98,868,482
Issuance of common stock	—	—	3,791	106,856	—	—	110,647
Issuance of restricted stock grants	—	—	6,645	138,881	(145,526)	—	—
Forfeiture of restricted stock grants	—	—	(3,899)	(214,240)	203,719	—	(14,420)
Vesting of restricted stock grants	—	—	—	—	424,007	—	424,007
Common stock dividends ($.15 per share)	—	—	—	(1,786,984)	—	—	(1,786,984)
Preferred stock dividends—Series S ($1.70 per share)	—	—	—	(3,725,580)	—	—	(3,725,580)
Preferred stock dividends—Series A ($2.31 per share)	—	—	—	(2,943,180)	—	—	(2,943,180)
Net loss	—	—	—	—	—	(865,274)	(865,274)

Balance at December 31, 2003	$1,272,727	$2,191,500	$1,192,835	$92,701,662	$(2,330,144)	$(4,960,882)	$90,067,698

See accompanying notes.

Jameson Inns, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2003	2002	2001
Operating activities
Loss from continuing operations	$(691,074)	$(86,412)	$(3,515,561)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation	17,378,652	19,127,443	18,802,253
Amortization of deferred finance costs	945,943	852,530	751,004
Stock-based compensation expense	409,587	417,111	339,468
Loss on impairment of real estate	600,000	—	2,110,000
Early extinguishments of debt	211,009	62,153	341,081
Gain on disposal of property and equipment	(35,921)	(435,346)	(1,099,519)
Changes in assets and liabilities increasing (decreasing) cash:
Other assets	(49,330)	(43,579)	227,901
Accounts payable and accrued expenses	820,362	(185,607)	(85,584)
Receivable from affiliate	(1,762,845)	(1,402,777)	(1,125,289)
Accrued interest payable	(69,165)	(344,192)	(79,296)
Accrued property and other taxes	(188,454)	(334,820)	(170,311)

Net cash provided by operating activities	17,568,764	17,626,504	16,496,147

Investing activities
(Additions) reductions to restricted cash for FF&E reserves	(192,213)	748,601	(553,336)
Proceeds from disposition of land, property and equipment	3,668,997	6,527,700	14,171,438
Additions to property and equipment	(4,160,200)	(12,541,184)	(30,541,255)

Net cash used in investing activities	(683,416)	(5,264,883)	(16,923,153)

Financing activities
Common stock dividends paid	(1,786,984)	(2,343,275)	(11,396,568)
Preferred stock dividends paid	(6,668,345)	(6,668,441)	(6,668,541)
Proceeds from issuance of common stock, net of offering expense	110,647	111,713	668,431
Proceeds from mortgage notes payable	10,470,736	11,968,261	53,798,529
Payment of deferred finance costs	(560,781)	(195,715)	(957,074)
Payoff of mortgage notes payable	(9,463,862)	(7,397,159)	(27,737,431)
Payments on mortgage notes payable	(10,005,195)	(8,813,308)	(6,143,808)

Net cash (used in) provided by financing activities	(17,903,784)	(13,337,924)	1,563,538

Net cash (used in) provided by continuing operations	(1,018,436)	(976,303)	1,136,532
Net cash provided by discontinued operations	735,042	1,320,987	1,162,032

Net change in cash	(283,394)	344,684	2,298,564
Cash at beginning of year	3,832,477	3,487,793	1,189,229

Cash at end of year	$3,549,083	$3,832,477	$3,487,793

Supplemental information
Interest paid	$11,796,238	$14,140,718	$18,280,209
State income and franchise taxes paid	$305,676	$350,478	$369,018
Federal income taxes paid	$51,644	$—	$—

See accompanying notes.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003

1.    Business and Basis of Financial Statements

Jameson Inns, Inc. (“the Company”) develops and owns limited service hotel properties (the “Inns”) operating under the trademark “The Jameson Inn®.” In addition, the Company owns Inns in the midwestern United States operating under the trademark “Signature Inn®”. In this report, we refer to the Inns operating under the Jameson trademark as “Jameson Inns” and to those operating under the Signature trademark as “Signature Inns”, or collectively the “Inns.”

At December 31, 2003, there were 95 Jameson Inns in operation and 24 Signature Inns in operation with a total of 8,135 rooms in fourteen states compared to 96 Jameson Inns in operation and 25 Signature Inns in operation with a total of 8,281 rooms at December 31, 2002.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Jameson Outdoor Advertising Co., Inc., which owns, operates and leases an inventory of billboards. Intercompany transactions among the entities included in the consolidated financial statement have been eliminated.

The Company’s principal business includes leasing of the Inns and billboards, capital improvements to the Inns, and acquisition and replacement of furniture, fixtures and equipment for the Inns.

The Company had several business relationships with Kitchin Hospitality, LLC (“KH”), including contracts to construct the new Inns, and expand and renovate existing Inns (see Note 11), the leases to operate the Inns (see Note 5) and the leases to use the Company’s billboards for advertising. As of December 31, 2003 KH was wholly-owned by Thomas W. Kitchin, the chairman and chief executive officer of the Company, and members of this family including Craig Kitchin, our President and Chief Financial Officer.

On January 2, 2004, the Company acquired Kitchin Hospitality, LLC and terminated its status as a real estate investment trust, becoming a C-corporation. With the closing of the transaction, KH became a wholly owned subsidiary of the Company (see Note 3).

2.    Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

Principles of Consolidation

Intercompany transactions among the entities included in the consolidated financial statements have been eliminated. As of December 31, 2003, the Company had one wholly-owned and two 99.8%-owned qualified real estate investment trust subsidiaries. Various companies wholly-owned by the Company’s Chairman and CEO and members of his family own the remaining 0.2% of these two subsidiaries.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all short-term investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

At December 31, 2003 and 2002, the restricted cash balance represents cash on deposit that is restricted under the requirements of various mortgage loan agreements.

Property and Equipment

Costs incurred to acquire and open new Inn locations or to expand or renovate existing Inns are capitalized as property costs and amortized over their depreciable life. The Company also capitalizes construction period interest costs. In 2003 no interest was capitalized. Interest costs of $58,828 and $490,411 were capitalized in 2002 and 2001, respectively.

Property and equipment used in Inn operations is depreciated using the straight-line method generally over 31.5 to 39 years (buildings), 15 years (land improvements) and three to five years (furniture, fixtures and equipment). Billboards are depreciated over ten years.

The Company’s long-lived assets, including the Inns, are individually evaluated for impairment when conditions exist that indicate that it is probable that the sum of the related expected future cash flows (on an undiscounted basis) are less than the historical net cost basis. Upon determination that a permanent impairment has occurred, the related assets are reduced to their fair value. For properties the Company considers held for sale an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the asset. Held for sale assets are reported at the lower of the carrying amount or the estimated fair value, less the cost to sell. Subsequent to the date that an asset is classified as held for sale, depreciation expense is not recorded.

Deferred Finance Costs

Deferred finance costs represent fees and other expenses incurred to obtain long-term debt financing on the Inn facilities and are amortized to expense over the terms of the loans, beginning with the opening of the Inn. Amortization of deferred finance costs is $945,943, $852,530 and $751,004 for 2003, 2002, and 2001, respectively, and is included in interest expense in the consolidated statements of operations. Accumulated amortization totaled $2,848,440 and $2,180,198 as of December 31, 2003 and 2002, respectively.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such since January 1, 1994. As a result, the Company is not subject to federal income taxes to the extent that it distributes annually at least 90% (95% in 2001) of its net taxable income to its shareholders and satisfies certain other requirements defined in the Code. The Company uses the liability method of accounting for income taxes, which amounts have not been material since the REIT election.

The Company terminated its status as a REIT and became a taxable corporation effective January 1, 2004 in connection with the acquisition of Kitchin Hospitality (see Note 3).

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

The Company uses the intrinsic value method for valuing its awards of stock options, restricted stock and other stock awards and recording the related compensation expense, if any. This compensation expense is included in general and administrative expense.

The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS No. 148”). The following table presents a summary of the pro forma effects to reported net income as if the Company had elected to recognize compensation costs based on the fair value of the options granted as prescribed by SFAS No. 123 (in thousands except per share data).

	2003	2002	2001
Net loss attributable to common stockholders	$(7,534)	$(5,932)	$(9,737)
Add: Stock based compensation expense included in reported net loss	410	417	339
Less: Total stock-based employee compensation (expense) credit determined under fair value based method for all awards granted since January 1, 1995	(253)	362	(418)

Pro forma net loss attributable to common stockholders	$(7,377)	$(5,153)	$(9,816)

Pro forma loss per share—basic and diluted	$(.65)	$(.46)	$(.88)

Financial Instruments

The Company considers its cash, restricted cash and mortgage notes payable to meet the definition of financial instruments as prescribed by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. At December 31, 2003 and 2002, the carrying value of the Company’s financial instruments approximated their fair value.

Revenue Recognition

The Company recognizes lease revenues when they are earned. The master leases call for base rent to be earned and due on a monthly basis. Percentage rent is calculated on a quarterly basis, with quarterly payments (see Note 5). Percentage rents are considered earned when the changes in factors on which the contingent rents are based actually occur.

Earnings (Loss) Per Share

Net income (loss) attributable to common stock is reduced by all preferred stock dividends declared through the end of the period to derive net income (loss) attributable to common stockholders.

Basic earnings (loss) per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of common stock.

Diluted earnings (loss) per share is calculated using weighted average shares outstanding plus the dilutive effect of outstanding shares of convertible preferred stock, outstanding restricted shares of common stock and outstanding stock options, using the treasury stock method and the average stock price during the period.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 currently requires that a liability be recorded in the guarantor’s balance sheet upon issuance of the guarantee. In addition, as of December 31, 2002, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. The adoption of FIN 45 did not have any impact to the Company’s financial position, results of operations, or disclosures.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period ending after March 15, 2004, unless the entity meets the definitions of a special purpose entity as promulgated in previous accounting guidance. The Company does not expect FIN 46 to have any impact on the Company’s financial position, results of operations, or disclosures.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of further discussion by the FASB on October 8, 2003, the FASB announced that minority interests in consolidated partnerships with specified finite lives should be reclassified as liabilities and presented at fair market value unless the interests are convertible into the equity of the parent. Fair market value adjustments occurring subsequent to July 1, 2003 should be recorded as a component of interest expense. At their October 29, 2003 meeting, the FASB agreed to indefinitely defer the implementation of their announcement at the October 8, 2003 meeting regarding the accounting treatment for minority interests in finite life partnerships. Therefore, until a final resolution is reached, the Company will not implement this aspect of the standard. If the Company were to adopt this aspect of the standard under its current provisions, it is not expected to have a material impact on the Company’s financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have and the Company believes will not have a material impact on its consolidated financial position or cash flows; however it may affect the timing of recognizing future restructuring costs.

3.    Acquisition of Kitchin Hospitality, LLC in January 2004

On January 2, 2004, the Company acquired Kitchin Hospitality, LLC and terminated its status as a real estate investment trust (REIT). The Company and the owners of KH reached a definitive agreement (the Agreement) on September 10, 2003. The transaction was approved by the Company’s shareholders on December 19, 2003. The Company will include KH’s operating results in its consolidated financial statements from January 2, 2004.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

KH was spun-off from the Company at the time of the IPO in 1994 as the independent lessee and operator of the Company’s hotel properties. Under the applicable tax rules, a hotel REIT is not permitted to operate its hotel properties. After closing the acquisition, the Company will operate its hotels and convert to C-corporation status for tax purposes. The acquisition accomplished the Company’s goals to (a) become a fully integrated hotel company with the ability to operate its hotels without any REIT restrictions; (b) eliminate the conflicts of interest in its current relationships with KH; (c) retain future earnings and cash flow to pay down debt and for future development; and (d) pursue other business activities not permissible for the Company as a REIT.

The Company paid initial consideration of 2,185,430 shares of Company stock and $1.3 million in cash to the former owners of KH, Thomas W. Kitchin and other members of his immediate family. The consideration was subject to a working capital adjustment based on a target of KH’s working capital as of December 31, 2003. The net working capital adjustment, as agreed upon, required that the owners of KH return 32,064 shares of consideration. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to reflect the estimated fair value of assets and liabilities acquired. Under this method, KH’s assets acquired and liabilities assumed were recorded on the Company’s balance sheet at their fair market value as of January 2, 2004. The value of goodwill and trademarks on KH’s books was eliminated, and the trademarks were revalued at $75,000 in aggregate, which represents the contract price that the Company would have been able to purchase the trademarks from KH at the expiration of the master lease agreements.

The purchase consideration of the acquisition of $7,264,824, together with the excess of liabilities assumed over assets acquired of $1,689,537, will be expensed in January 2004 as lease termination costs. The acquisition cost of the shares of Company stock was based on a price of $2.77 per share. The stock price represents the market price of the securities over a period of two days before and after the terms of the acquisition were agreed upon and announced. The Company incurred costs of acquisition in 2003 related to professional fees (investment banking, legal, and accounting) and a shareholder lawsuit settlement (see Note 12). These costs of $1.6 million have been expensed in 2003. Additionally, the Company will record a deferred tax benefit of $2.8 million for the effect to establish its initial deferred tax asset, net of a valuation allowance of $1.2 million, for financial reporting purposes in January 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash	$1,561
Accounts receivable	1,513
Inventory	1,403
Property and equipment, net	219
Trademarks	75
Other assets, including prepaid expenses and other receivables	466

Total assets acquired	5,237

Accounts payable and accrued liabilities	6,927

Total liabilities assumed	6,927

Net liabilities assumed	$1,690

Accounts payable and accrued liabilities include a payable to the Company from KH of $3,252,659 as of January 2, 2004. This payable eliminates the receivable from KH of $3,252,659 as of December 31, 2003.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following unaudited pro forma data (in thousands, except per share data) gives effect to the Company’s acquisition of KH as if it had occurred on January 1, 2003. These unaudited pro forma results of operations do not purport to represent what the Company’s actual results of operations would have been if the acquisition had occurred on January 1, 2003 and should not serve as a forecast of the Company’s operating results for future periods.

The adjustments to the historical data reflect the following: (i) the elimination of revenues and related costs of revenues for operating property and equipment constructed by KH and sold to the Company in 2003; (ii) the elimination of lease expense recorded by KH and revenues recorded by the Company for 2003; (iii) the elimination of overhead reimbursements recorded by the Company and related revenues recorded by KH for 2003 for the leases of the Inns and the billboards (see Note 5); and (iv) the income tax expense for the combined company for 2003. The pro forma adjustments for the acquisition are based upon the available information and certain assumptions that management believes are appropriate.

Year Ended December 31, 2003
Revenues	$91,293,126

Income from continuing operations	$629,132

Loss from continuing operations applicable to common stockholders	$(6,039,628)

Basic and diluted loss per common share	$(0.45)

4.    Property and Equipment

Property and equipment consists of the following at December 31:

	2003	2002
Land and improvements	$56,740,668	$58,189,077
Buildings	263,667,070	268,866,549
Furniture, fixtures and equipment	55,345,640	53,039,861
Billboards	2,746,311	2,783,472
Construction in process	—	635,546

Operating property and equipment	378,499,689	383,514,505
Property and equipment held for sale, net	4,281,626	2,444,950
Accumulated depreciation	(85,665,125)	(70,776,574)

	$297,116,190	$315,182,881

During 2003, impairment losses of $600,000 were recorded on a 150-room Signature Inn. The decline in value was due to the Company’s decision in late December to close 75 of the rooms. Management recorded the impairment charge in accordance with the probability-weighted expected cash flows method described under FAS 144. The Company has included the impairment loss as a component of income from continuing operations and eliminated previously recorded accumulated depreciation on the impaired asset. The Company also recorded impairment losses of $710,000 on two Jameson Inns, which are included in property and equipment held for sale (see Note 8).

During the first six months of 2002, the Company sold two Jameson Inns and one Signature Inn for an aggregate gain of approximately $426,000. The dispositions of these properties were accounted for under

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

SFAS No. 121 since they were classified as held for sale upon adoption of SFAS No. 144 on January 1, 2002. Dispositions of one Jameson Inn sold during third quarter 2002 and all hotel sales in 2003 were accounted for under SFAS No. 144. The Company sold one Signature Inn in January 2003 and recorded a gain on disposal of approximately $3,400. This property was classified as held for sale in the December 31, 2002 consolidated balance sheet. The Company sold one Jameson Inn in July 2003 and recorded a gain on disposal of approximately $20,200. Additionally, the Company sold a tract of land in 2003 and recorded a gain of $35,921.

Property and equipment held for sale is net of accumulated depreciation of $1,557,747 and $584,707 at December 31, 2003 and 2002, respectively (See Note 8 for further details related to Discontinued Operations).

5.    Leases with Kitchin Hospitality

The Company previously leased all of its Inns to KH under Master Leases. The majority of the lease revenue is derived from these leases. Approximately $701,000, $702,000 and $734,000 in 2003, 2002, and 2001, respectively, of the lease revenue is related to approximately 100 billboards the Company leases to KH and other advertisers.

The Jameson and Signature leases, which were previously to expire December 31, 2011 and December 31, 2012, respectively, provided for payment of Base Rent plus Percentage Rent. Base Rent was payable monthly at $264 and $394 per month, per room available at the beginning of the relevant month for the Jameson Inns and Signature Inns, respectively. Percentage rent was payable quarterly and calculated as a percentage of the total amount of room rental and certain other miscellaneous revenues realized by KH during the relevant period less base rent paid for such period. For Jameson Inns, the percentage was 39% of such revenues up to $23.01 per day per room in 2003, plus 65% of all additional average daily room rental revenues. For Signature Inns, the percentage was 37% of such revenues up to $38.61 per day per room in 2003, plus 65% of the next $10.00 of average daily per room rental revenues; plus 70% of all additional average daily room rental revenues.

Total rent for the Jameson Inns in any calendar year may not exceed 47% of total room rental revenues for that year. The $23.01 and $38.61 per room amount, for Jameson Inns and Signature Inns, respectively, used in calculating percentage rent was subject to adjustment each year based on changes in the Consumer Price Index.

Base rent totaled $30,334,281, $30,980,783 and $31,279,152 in 2003, 2002, and 2001, respectively. Percentage rent totaled $11,126,139, $11,087,135 and $11,597,800 in 2003, 2002, and 2001, respectively.

The Leases required the Company to pay real and personal property taxes, casualty and liability insurance premiums and the cost of maintaining structural elements, including underground utilities and the cost of replacing or refurbishing the furniture, fixtures and equipment in the Inns. The Company maintained cash reserves or sufficient access to borrowings equal to 4% of room revenues of KH, less amounts expended to date, to fund the Company’s capital expenditures for such replacements and refurbishment’s. KH was required to pay all other costs and expenses incurred in the operations of the Inns.

The Company previously leased approximately 100 billboards to KH and other advertisers. The leases to Kitchin Hospitality had initial terms of five years; however, these leases were terminated when the Company acquired Kitchin Hospitality (see Note 3).

See Note 11 for further description of other transactions with Kitchin Hospitality.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6.    Mortgage Notes Payable

As of December 31, mortgage notes payable consist of:

	2003	2002
Mortgage notes payable:
Terms ranging from four to twenty-one years, due in monthly installments of principal and interest with remaining unpaid balances payable at maturity, which range from 2004 to 2019. Interest rates are adjusted annually and range from 4.0% to 9.25% and are mainly adjustable to a spread above the prime rate or Treasury securities at December 31, 2003. Secured by mortgages on 104 Inns.	$191,164,728	$190,726,276

Term of twenty years and interest accrues at 3.75% above a weekly average yield on Treasury securities, adjusted annually (5.26% at December 31, 2003). Principal and interest payments are due monthly through maturity in 2019. Secured by mortgages on 13 Inns.	16,417,715	17,859,165

Terms of seventeen years due in annual installments of principal and monthly installments of interest with any unpaid balances payable in December 2016. Interest rates are adjusted weekly and were 1.40% at December 31, 2003. Secured by mortgages on 2 Inns and Letters of Credit with a December 31, 2004 expiration.	6,230,000	11,115,000

Line of credit:
$3.5 million line of credit secured by billboards. At December 31, 2003, the Company had $3.49 million available to borrow. The line bears interest at prime plus 1.0% with a floor of 4.25% and cap of 6.25% (5% at December 31, 2003). Payments of interest are due monthly with the principal balance payable upon maturity in December 2004.	9,675	6,139

Construction obligations:
As of December 31, 2002, $261,000 was available for borrowing. Interest rate adjusted annually to the then prevailing prime rate plus .375% to ..5% with a floor of 7.125%. The construction loan was secured by an Inn under expansion.	—	3,113,859

	$213,822,118	$222,820,439

At December 31, 2003 and 2002, all of the Company’s mortgage notes payable are collaterized by the Company’s Inns. At December 31, 2003 and 2002, the carrying value of the long-term debt approximated its fair value.

At December 31, 2003, there are letters of credit aggregating $6.2 million which were issued for our benefit as collateral for outstanding Adjustable Rate Economic Development Revenue Refunding Bonds, series 1999, which are scheduled to mature on December 1, 2016. These letters of credit must be renewed each year in order for the bonds to be remarketed by the marketing agent. These letters of credit expire on December 31, 2004 and are included in the 2004 scheduled aggregate principal payments.

The Company is in violation of a covenant related to one mortgage as of December 31, 2003. The Company has classified the total amount due under this mortgage of $4,367,229 in the 2004 scheduled aggregate principal payments. Based on discussions with representatives of the lender, the Company anticipates the lender will amend this covenant or will provide a waiver of this technical violation in early 2004.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the scheduled aggregate principal payments for the five years subsequent to December 31, 2003:

2004	$29,963,297
2005	41,129,503
2006	55,347,101
2007	28,411,931
2008	10,973,271
Thereafter	47,997,015

$213,822,118

As a result of the early extinguishment of certain debt, the Company incurred losses of $211,009, $62,153 and $341,081 in 2003, 2002, and 2001, respectively, comprised of the write off of unamortized deferred finance costs and prepayment penalties.

During 2003, the weighted average interest rate on debt was 5.5% compared to 6.1% during 2002 and 8.3% during 2001.

7.    Stockholders’ Equity

Preferred Stock

The Company has 2,191,500 shares of 8.5% Series S Cumulative Convertible Preferred Stock (“Series S Preferred Stock”) outstanding and 1,272,727 shares of 9.25% Series A Cumulative Preferred Stock (“Series A Preferred Stock”) outstanding. The Series S and Series A Preferred Stock are senior to the Company’s common stock.

Dividends on the Series S and Series A Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears on or about the 20th day of January, April, July and October to shareholders of record on the last business day of December, March, June and September at the fixed rate of 9.25% per annum of the liquidation preference of $25 per share (equivalent to a fixed annual rate of $2.3125 per share) for the Series A Preferred Stock and at the fixed rate of 8.5% per annum of the liquidation preference of $20 per share (equivalent to a fixed annual rate of $1.70 per share) for the Series S Preferred Stock.

Holders of Series S and Series A Preferred Stock generally will have no voting rights except as required by law. In addition, certain changes to the terms of the Series A and Series S Preferred Stock that would be materially adverse to the rights of holders of the Series A and Series S Preferred Stock cannot be made without the affirmative vote of holders of at least a majority of the outstanding Series A and Series S Preferred Stock.

The Series S Preferred Stock is convertible into the Company’s common stock, at the option of the holder at the stated Conversion Price (as defined). No shares were converted in 2003, 2002 or 2001. The Company has the right to redeem any, or all, of the Series S Preferred Stock, plus accrued and unpaid dividends, at the Redemption Price, as defined at $20.00 per share. The holders do not have the option to redeem the Series S Preferred Stock.

The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities. Except in certain circumstances relating to preservation of the Company’s status as a REIT and in connection with a change of control of the Company, the Series A Preferred Stock was not redeemable prior to March 18, 2003. Currently, the Series A Preferred stock is redeemable for cash at the option of the Company, in whole or in

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

part, at a redemption price of $25 per share, plus dividends accrued and unpaid to the redemption date (whether or not declared) without interest.

Stock Based Compensation

The Company has five stock compensation plans:

Plan Name	Shares Authorized		Options Outstanding	Options Exercisable	Restricted Stock Grants Outstanding
1993 Plan	1,566,084	(a)	185,000	82,200	190,900
1996 Plan	500,000		—	—	401,670
2003 Plan	1,000,000		—	—	—
1995 Director Plan	150,000		75,000	75,000	—
1997 Director Plan	200,000		105,000	105,000	—

Total	3,416,084		365,000	262,200	592,570

(a)	The unissued shares under this plan expired on November 15, 2003.

The 1993 Stock Incentive Plan (“1993 Plan”) provided for a number of shares equal to 10% of the Company’s outstanding common shares (excluding shares issued pursuant to exercises of options granted under this Plan). During 2002, the Company purchased at a nominal cost of $0.01 per option share pursuant to a tender offer 604,833 options to purchase shares of common stock issued under the 1993 Plan. The unissued shares under this plan expired on November 15, 2003. In 1996, the Jameson 1996 Stock Incentive Plan (“1996 Plan”) was adopted and 500,000 additional shares were reserved for issuance. In December 2003, the Company adopted the Jameson 2003 stock incentive plan (“2003 Plan”) and 1,000,000 additional shares were reserved for issuance.

The Director Stock Option Plan (“1995 Director Plan”) reserved 150,000 shares of Common Stock to attract and retain qualified independent directors. This plan provides that, upon election to the Board of Directors, each director will receive options to purchase 25,000 shares of common stock at the then current market price; such options are fully vested upon issuance. In addition, the Company adopted the 1997 Director Stock Option Plan (“1997 Director Plan”) which reserved 200,000 shares of Common.

Upon each subsequent annual shareholders meeting, each independent director will also be granted an option to purchase 5,000 shares at the then current market price with all shares becoming fully vested upon issuance. As of December 31, 2003, options covering up to 170,000 shares are available for future grants under the 1995 Director Plan and the 1997 Director Plan.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A summary of the stock option activity follows:

	Number of Shares	Range of Exercise Price Per Share	Weighted Average Exercise Price Per Share
Options outstanding December 31, 2000	920,721	$6.94 - $11.75	$9.06
Granted in 2001	210,000	$3.30 - $ 7.29	$3.59
Forfeited in 2001	(111,288)	$6.65 - $11.63	$8.86

Options outstanding December 31, 2001	1,019,433	$3.30 - $11.75	$5.47
Granted in 2002	15,000	$7.56 - $ 7.56	$7.56
Forfeited in 2002	(45,500)	$3.30 - $11.75	$7.55
Cancelled in 2002	(604,833)	$6.65 - $11.75	$9.18

Options outstanding December 31, 2002	384,100	$3.30 - $11.75	$5.88
Granted in 2003	15,000	$2.41 - $ 2.41	$2.41
Forfeited in 2003	(34,100)	$3.30 - $11.75	$6.03

Options outstanding December 31, 2003	365,000	$2.41 - $11.75	$5.80

Options exercisable:
Granted prior to 2000	133,000	$7.13 - $11.75	$9.32
Granted in 2000	16,200	$7.19 - $ 7.56	$7.54
Granted in 2001	83,000	$3.30 - $ 6.53	$3.88
Granted in 2002	15,000	$3.65 - $ 3.65	$3.65
Granted in 2003	15,000	$2.41 - $ 2.41	$2.41

Options exercisable December 31, 2003	262,200	$2.41 - $11.75	$6.77

The average contractual life remaining on options outstanding at December 31, 2003 was 6.45 years.

Restricted Stock

In 2003 and 2002 the Company awarded 66,450 and 112,400 shares respectively, of common stock to certain officers and employees of the Company, under the provisions of the 1993 Plan. No shares were issued in 2001 under the 1993 plan. 8,000 of the shares from the 2002 grant vest over a ten-year period, with no vesting until the third anniversary of the grant, at which time the grants will be vested 30%, on each succeeding anniversary an additional 10% will vest, assuming the individual is continuously employed by the Company on each vesting date. All of the 2003 shares and the remaining 104,400 of 2002 grants vest at 20% per year for five years.

In 2000, the Company awarded 334,500 shares of Common Stock to certain officers and employees of the Company, under the provisions of the 1996 Plan. The shares vest ten years after date of grant, assuming the individual is employed by the Company at that date.

Holders are entitled to all dividends, if any, prior to forfeiture under these plans. As of December 31, 2003, 592,570 restricted shares of common stock remain outstanding under the 1993 and 1996 Plans.

Compensation expense resulting from the stock award is calculated as the fair value of the restricted shares at the date of grant based on the market price at date of grant, and is being recorded over the respective vesting periods using the straight line method, net of forfeitures. The expense recorded was $409,587 in 2003, $417,114 in 2002 and $339,468 in 2001.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Pro Forma Effects of Stock-Based Compensation

The pro forma information regarding net income and earnings per share required by SFAS No. 123, as discussed in Note 2, requires that the information be determined as if the Company has accounted for its stock options and restricted stock granted subsequent to December 31, 1994, using the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2003, 2002, and 2001; risk-free interest rates of 4.1% to 6.8%; a dividend yield of 6.6%, 6.12% and 5.18%, respectively; a volatility factor of the expected market price of the Company’s common stock of .424, .404 and .199, respectively; and an expected life of the option of 3 to 10 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and shares which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and restricted stock have characteristics significantly different from those of traded options or unrestricted shares, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options and restricted stock.

Dividend Reinvestment Plans

In April 1995, the Company registered 200,000 shares of common stock for purchase under the Dividend Reinvestment and Stock Purchase Plan. In 2001, the Company registered an additional 200,000 shares of our common stock. These plans allow existing shareholders to reinvest their dividends, if any, in additional shares purchased at a 5% discount from the average market price of the shares. The plans also allow existing shareholders to make additional cash purchases at the current market price of common stock of up to $5,000 per calendar quarter. During 2003, 2002, and 2001, 37,415 and 44,226, 87,632, shares, respectively, were purchased through dividend reinvestments and additional cash purchases, resulting in net proceeds to the Company of $110,647, $111,713 and $668,431, respectively. At December 31, 2003, 71,724 shares were available for purchase under the 2001 plan.

8.    Discontinued Operations and Property and Equipment Held for Sale

The Company reports as discontinued operations assets held for sale (as defined by SFAS No. 144) and assets sold in the current period. All results of these discontinued operations are included in a separate component of income on the consolidated statements of operations under the heading, “income from discontinued operations.” This change has resulted in certain reclassifications of 2002 and 2001 financial statement amounts.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The components of income from operations related to discontinued operations for the years ended December 31, 2003, 2002 and 2001 are shown below. These include the results of operations through the date of each respective sale for sold properties and a full period of operations for those assets held for sale for the respective periods.

	Year ended December 31
	2003	2002	2001
Lease revenues	$1,210,555	$1,984,118	$2,079,861

Expenses:
Property and other taxes	102,357	121,561	202,391
Insurance	56,126	72,649	48,085
Depreciation	222,818	600,351	715,088

Total expenses	381,301	794,561	965,564
Income from discontinued operations before interest expense	829,254	1,189,557	1,114,297
Interest expense	317,030	499,463	667,353

Income from discontinued operations	512,224	690,094	446,944
Loss on impairment of discontinued operations	(710,000)	—	—
Gain on sale of discontinued operations	23,576	132,286	—

(Loss) income from discontinued operations	$(174,200)	$822,380	$446,944

The Company recorded net gains on disposals of approximately $24,000 and $132,000 related to the assets sold in 2003 and 2002, respectively, which met the criteria under SFAS 144.

Based on a review of its investment portfolio at December 31, 2003, the Company had three properties under contract, all expected to be closed by March 2004. The Company has therefore classified the properties as held for sale in the accompanying consolidated balance sheet. At December 31, 2002, the Company had one operating hotel property recorded as held for sale. At December 31, 2001, the Company had five operating hotel properties recorded as held for sale. The hotel properties held for sale are recorded at the lower of cost or fair value less anticipated selling costs. The 2003 impairment charge of $710,000 relates to two of the properties held for sale at December 31, 2003. The 2001 impairment charge of $2,110,000 related to properties sold in 2002.

9.    Earnings per Share

The following table sets forth the computation of basic and diluted loss per share:

	2003	2002	2001
Numerator
Net (loss) income	$(865,274)	$735,968	$(3,068,617)
Preferred stock dividends	(6,668,760)	(6,668,441)	(6,668,740)

Numerator for basic loss per share-loss available to common stockholders	$(7,534,034)	$(5,932,473)	$(9,737,357)

Denominator
Weighted average shares outstanding	11,923,424	11,826,769	11,657,387
Less: unvested restricted shares	(615,383)	(576,748)	(481,188)

Denominator for basic and diluted loss per share	11,308,041	11,250,021	11,176,199

Basic and diluted loss per common share
Net loss attributable to common stockholders	$(0.67)	$(0.53)	$(0.87)

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Options to purchase 365,000, 384,100 and 1,019,433, shares of Common Stock during 2003, 2002 and 2001, respectively, were all outstanding but were not included in the computation of diluted earnings per share because the securities’ exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. Additionally, for all periods presented, the potential conversion of the Series S Preferred Stock was not included in the computation of diluted earnings per share as the effect of conversion would be antidilutive.

10.    Income Taxes

Except for built-in gains as discussed in the following paragraph, the Company recorded no provision for federal income taxes in 2003, 2002 and 2001 due to its REIT status. State tax expense, totaling $339,890, $169,465 and $369,018 in 2003, 2002, and 2001, respectively, is included in property and other taxes. At December 31, 2003, the Company had net operating loss carryforwards of approximately $3.7 million available for federal income tax purposes, which begin to expire in 2005.

As indicated in Notes 4 and 8, the Company disposed of two properties in 2003, four properties in 2002 and eleven properties during 2001. As a result of the dispositions, the Company realized built-in gains of $14,000, $387,000, and $964,000 in 2003, 2002, and 2001, respectively. The federal built-in gains taxes of $4,945 and $51,644 were recognized in 2003 and 2002, respectively, and are included in the gain on disposal of real estate. The built in gains from 2001 were not recognized in 2001 but were deferred until 2002 when the Company was in a net taxable income situation. The first $1.2 million of these gains were offset by the $1.2 million of net operating loss carry-forwards from 1992.

Reconciliation between GAAP Net Income and Taxable Income (Unaudited)

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
GAAP basis financial statement net (loss) income	$(865,274)	$735,968	$(3,068,617)
Add book depreciation and amortization	17,601,470	20,373,448	19,517,341
Less tax depreciation and amortization	(15,741,054)	(16,939,329)	(18,313,646)
Book/tax difference on gains/losses from capital transactions	(1,144,181)	(662,616)	(1,005,745)
Other book/tax differences, net	3,671,106	894,548	1,216,541

Income tax basis net income (loss) prior to dividends paid deduction (90% for 2003 and 2002; 95% for 2001)	$3,522,067	$4,402,019	$(1,654,126)

The book/tax differences primarily relate to impairment charges, depreciation and stock-based compensation expense.

The characterization of the common stock distributions paid in 2003 was 44.3% ordinary income and 55.7% return of capital. The characterization of the common stock distributions paid in 2002 and 2001 was 100.0% return of capital. The characterization of the preferred stock distributions paid in 2003, 2002, and 2001 was 100.0%, 87.0% and 97.5% ordinary income and 0.0%, 13.0%, and 2.5% return of capital, respectively.

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

11.    Additional Related Party Transactions with Kitchin Hospitality

The Company paid KH a total of $4,358,294, $12,497,560 and $29,116,981 for construction of new Inns, Inn expansions, and renovations during the years ended December 31, 2003, 2002 and 2001, respectively.

The Company shared employees and office space with KH under the Cost Reimbursement Agreement. KH charged the Company approximately $2,505,000, $1,574,000 and $875,000 for its allocation of salary, office overhead, and other general and administrative costs in 2003, 2002 and 2001, respectively. The Company expensed approximately $1,824,000, $1,399,000 and $806,000 of the allocated costs in 2003, 2002 and 2001, respectively. The remaining costs represented capitalized expenditures.

The rent expense under the office lease and the rent paid for billboards to third party companies are paid by KH and are allocated under the Cost Reimbursement Agreement. These leases were assumed by the Company upon acquisition of Kitchin Hospitality on January 2, 2004. The leases require future minimum payments as follows:

2004	$1,127,232
2005	375,928
2006	284,960
2007	264,710
2008	274,175
Thereafter	285,107

Total	$2,612,112

12.    Other Commitments and Contingencies

The Company leases land underlying certain of its operating Inns and land for each billboard location. Lease expense of $244,811, $246,725 and $232,862, in 2003, 2002 and 2001, respectively, is included in general and administrative expense in the Company’s statements of operations. The ground leases require future minimum payments as follows:

2004	$211,669
2005	211,703
2006	152,196
2007	139,181
2008	131,076
Thereafter	4,982,335

Total	$5,828,160

The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse affect on the Company’s financial position or results of operations.

A shareholder lawsuit seeking class action status and derivative status for claims based on the acquisition of Kitchin Hospitality, LLC, was settled on December 18, 2003 by agreement of the parties for certain non-monetary actions, which the Company agreed to take, and a payment to the plaintiff’s attorney for legal fees in an amount approved by the court, not to exceed $175,000. The Company will also be required to pay costs of

Jameson Inns, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

providing notice of the settlement to its shareholders, which costs are estimated to be approximately $25,000. The Company has incurred legal fees on its behalf and on behalf of its directors with whom it has indemnification agreements and may incur additional fees as the case is still pending court approval. The Company’s Directors and Officers Liability Insurance carrier has agreed to reimburse the Company for 50% of the costs of settling this case, not to exceed $100,000. The Company has provided for the settlement and related legal costs, and recorded expense of $285,000 in the year ended December 31, 2003.

13.    Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for 2003 and 2002:

	2003 Quarters
	First	Second	Third	Fourth
Lease revenue	$9,518,810	$11,045,696	$10,842,591	$9,543,628
Discontinued operations	$132,984	$139,008	$127,277	$(573,469)
Net (loss) income	$(615,230)	$1,404,083	$629,258	$(2,283,385)
Loss per common share:
Basic and diluted	$(0.21)	$(0.02)	$(0.09)	$(0.35)

	2002 Quarters
	First	Second	Third	Fourth
Lease revenue	$9,403,048	$11,166,018	$10,640,268	$9,576,612
Discontinued operations	$113,411	$193,834	$339,398	$175,737
Net (loss) income	$(1,086,326)	$1,525,293	$863,921	$(566,920)
Loss per common share:
Basic and diluted	$(0.25)	$(0.01)	$(0.07)	$(0.20)

Reported amounts differ from amounts previously reported in Forms 10-Q due to reclassifications related to discontinued operations (see Note 8).

Jameson Inns, Inc.

Schedule III—Real Estate and Accumulated Depreciation

As of December 31, 2003

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements
Alabama:
Albertville	$1,205,854	$174,000	$—	$418	$1,222,166	$174,418	$1,222,166	$1,396,585	$487,934	1994	1994		(e)
Alexander City	1,428,247	160,086	—	—	1,897,872	160,086	1,897,872	2,057,958	722,371	1994	1994		(e)
Arab	1,071,868	131,554	—	—	1,186,482	131,554	1,186,482	1,318,036	426,584	1995	1995		(e)
Auburn	1,048,186	227,000	—	—	1,435,297	227,000	1,435,297	1,662,297	444,749	1997	1996		(e)
Bessemer	1,668,590	327,192	—	—	2,367,437	327,192	2,367,437	2,694,629	546,127	1999	1998		(e)
Decatur	1,436,038	201,629	—	—	2,193,838	201,629	2,193,838	2,395,467	639,564	1996	1995		(e)
Eufaula	963,220	228,869	—	5,575	1,346,375	234,444	1,346,375	1,580,818	468,056	1996	1995		(e)
Florence	1,664,667	313,579	—	1,202	2,157,415	314,781	2,157,415	2,472,196	711,565	1996	1995		(e)
Greenville	817,283	228,511	—	—	1,576,890	228,511	1,576,890	1,805,401	452,607	1996	1996		(e)
Jasper	1,399,247	225,633	—	—	2,511,756	225,633	2,511,756	2,737,389	705,425	1997	1997		(e)
Oxford	1,916,889	307,635	—	(340)	2,498,017	307,295	2,498,017	2,805,312	654,339	1997	1996		(e)
Ozark	669,782	176,148	—	—	1,245,860	176,148	1,245,860	1,422,008	461,945	1995	1994		(e)
Prattville	1,488,560	319,736	—	—	2,423,030	319,736	2,423,030	2,742,766	495,405	1998	1998		(e)
Scottsboro	1,598,596	324,732	—	—	2,459,534	324,732	2,459,534	2,784,266	616,498	1998	1998		(e)
Selma	1,339,134	143,812	—	22,773	2,099,746	166,585	2,099,746	2,266,331	874,382	1992	1991		(d)
Sylacauga	1,726,694	224,476	—	(1)	2,506,088	224,476	2,506,088	2,730,563	663,796	1997	1997		(e)
Trussville	1,293,555	425,438	—	1,377	2,491,487	426,815	2,491,487	2,918,301	679,380	1998	1997		(e)
Tuscaloosa	1,415,318	—	—	—	2,526,080	—	2,526,080	2,526,080	629,929	1997	1996		(e)
Florida:
Crestview	1,691,221	471,426	—	10	3,120,407	471,436	3,120,407	3,591,842	764,779	2000	1998		(e)
Jacksonville	2,378,879	679,519	—	1,448	4,460,595	680,967	4,460,595	5,141,561	1,089,083	2000	1998		(e)
Lake City	1,638,416	391,456	—	—	3,199,197	391,456	3,199,197	3,590,654	716,946	1999	1998		(e)
Lakeland	2,011,626	618,636	—	—	3,778,694	618,636	3,778,694	4,397,331	884,933	2000	1999		(e)
Ormond Beach	1,954,079	497,099	—	10,859	3,788,790	507,958	3,788,790	4,296,747	920,637	2000	1998		(e)
Palm Bay	2,147,408	418,745	—	(11)	3,820,515	418,735	3,820,515	4,239,250	855,623	2000	1999		(e)

Jameson Inns, Inc.

Schedule III—Real Estate and Accumulated Depreciation—(Continued)

As of December 31, 2003

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements
Georgia:
Albany	1,084,057	265,344	—	92,308	1,955,616	357,652	1,955,616	2,313,267	723,835	1995	1994		(e)
Americus	908,380	131,629	—	72,297	2,691,540	203,926	2,691,540	2,895,466	1,166,529	1992	1991		(d)
Bainbridge	1,152,508	125,000	—	—	1,779,506	125,000	1,779,506	1,904,506	650,716	1994	1994		(e)
Brunswick	1,455,793	175,275	—	—	1,959,931	175,275	1,959,931	2,135,206	705,348	1995	1994		(e)
Calhoun	1,361,405	113,722	—	18,008	1,858,489	131,730	1,858,489	1,990,219	877,442	1988	1988		(d)
Carrollton	1,954,881	225,000	—	50,029	1,838,251	275,029	1,838,251	2,113,280	685,204	1994	1993		(e)
Conyers	1,605,143	301,128	—	—	2,501,677	301,128	2,501,677	2,802,804	718,346	1996	1996		(e)
Dalton	1,572,938	546,257	—	1,550	2,313,239	547,807	2,313,239	2,861,046	550,436	1998	1998		(e)
Douglas	910,643	120,033	—	(1)	1,260,110	120,033	1,260,110	1,380,143	455,805	1995	1995		(e)
Dublin	801,156	—	—	—	1,504,675	—	1,504,675	1,504,675	505,061	1997	1997		(e)
Fitzgerald	793,792	133,515	—	—	1,218,063	133,515	1,218,063	1,351,578	480,311	1994	1993		(e)
Jesup	1,461,248	89,917	—	14,239	2,205,458	104,156	2,205,458	2,309,615	1,085,150	1990	1990		(d)
Kingsland	953,192	283,432	—	—	1,497,146	283,432	1,497,146	1,780,578	442,314	1998	1997		(e)
Lagrange	1,810,408	200,073	—	—	2,084,092	200,073	2,084,092	2,284,164	661,773	1996	1995		(e)
Newnan	1,971,102	529,377	—	1,006	3,816,620	530,383	3,816,620	4,347,003	848,901	2000	1998		(e)
Pooler	1,506,961	501,223	—	—	3,181,649	501,223	3,181,649	3,682,872	755,128	2000	1998		(e)
Rome	2,149,972	254,849	—	—	3,814,453	254,849	3,814,453	4,069,302	897,602	1999	1998		(e)
Thomaston	1,214,464	157,181	—	(50,110)	2,192,116	107,071	2,192,116	2,299,187	1,009,823	1990	1990		(d)
Thomasville	1,020,438	331,161	—	—	1,596,887	331,161	1,596,887	1,928,049	450,269	1998	1998		(e)
Valdosta	1,365,065	166,632	—	—	1,862,157	166,632	1,862,157	2,028,789	695,717	1995	1994		(e)
Warner Robins	1,674,627	365,853	—	—	2,111,430	365,853	2,111,430	2,477,283	673,437	1997	1997		(e)
Waynesboro	918,968	142,501	—	—	1,385,520	142,501	1,385,520	1,528,022	484,472	1996	1995		(e)
Waycross	1,461,242	87,000	—	13,777	2,155,595	100,777	2,155,595	2,256,372	874,041	1993	1992		(e)
Illinois:
Normal	4,077,756	1,076,916	5,163,743	—	632,581	1,076,916	5,796,325	6,873,241	1,123,460	—	1999		(e)
Peoria	3,521,699	817,523	4,886,124	—	976,263	817,523	5,862,387	6,679,910	1,316,090	—	1999		(e)
Springfield	1,668,173	—	1,494,985	—	624,437	—	2,119,422	2,119,422	690,615	—	1999		(e)

Jameson Inns, Inc.

Schedule III—Real Estate and Accumulated Depreciation—(Continued)

As of December 31, 2003

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements
Indiana:
Carmel	3,204,120	684,321	3,730,497	—	451,656	684,321	4,182,152	4,866,474	678,396	—	1999		(e)
Elkhart	2,920,000	637,753	5,834,950	—	518,593	637,753	6,353,543	6,991,295	1,195,333	—	1999		(e)
Evansville	2,648,289	359,102	2,880,265	—	634,530	359,102	3,514,795	3,873,897	848,022	—	1999		(e)
Fort Wayne	2,649,863	473,564	3,062,301	—	594,618	473,564	3,656,919	4,130,484	744,263	—	1999		(e)
Indy Castleton	2,716,691	584,039	5,241,877	—	604,806	584,039	5,846,683	6,430,722	1,039,561	—	1999		(e)
Indy East	2,393,770	400,007	2,479,422	—	527,658	400,007	3,007,080	3,407,087	715,742	—	1999		(e)
Indy Northwest	1,873,580	442,666	2,217,552	—	1,052,661	442,666	3,270,214	3,712,880	1,143,284	—	1999		(e)
Indy South	2,272,872	180,071	1,824,161	—	695,627	180,071	2,519,788	2,699,859	683,565	—	1999		(e)
Indy West	4,367,229	916,161	5,236,594	—	563,592	916,161	5,800,187	6,716,348	1,014,738	—	1999		(e)
Kokomo	2,648,289	527,376	3,720,270	(5,843)	1,043,163	521,533	4,763,434	5,284,967	1,051,154	—	1999		(e)
Lafayette	2,904,132	403,849	3,970,336	—	791,805	403,849	4,762,141	5,165,990	1,172,867	—	1999		(e)
Muncie	2,118,631	407,065	3,392,767	—	467,949	407,065	3,860,716	4,267,781	820,467	—	1999		(e)
South Bend	3,177,946	585,531	5,836,122	—	815,447	585,531	6,651,569	7,237,100	1,150,766	—	1999		(e)
Terre Haute	3,310,000	878,773	2,479,040	—	—	878,773	1,542,076	2,420,850	—	—	1999		(f)
Iowa:
Bettendorf	2,564,632	974,058	3,073,596	—	304,109	974,058	3,377,705	4,351,763	816,831	—	1999		(e)
Kentucky:
Louisville East	4,729,898	585,491	6,973,653	—	629,332	585,491	7,602,985	8,188,477	1,369,078	—	1999		(e)
Louisville South	4,971,939	644,870	6,509,901	—	1,352,486	644,870	7,862,387	8,507,257	1,714,145	—	1999		(e)
Richmond	2,004,032	607,095	—	2,858	4,007,142	609,953	4,007,142	4,617,094	692,756	2001	1999		(e)
Louisiana:
Lafayette	2,611,659	433,291	—	204,546	4,800,465	637,837	4,800,465	5,438,301	903,631	2001	1999		(e)
Shreveport	2,134,927	531,041	—	8,409	3,999,859	539,450	3,999,859	4,539,309	741,745	2001	1999		(e)
West Monroe	2,611,356	495,209	—	—	3,984,967	495,209	3,984,967	4,480,176	466,715	2002	2002		(e)
Mississippi:
Grenada	954,458	350,000	—	2,217	1,623,606	352,217	1,623,606	1,975,823	369,146	1999	1998		(e)
Jackson	2,037,242	586,831	—	602	3,786,765	587,433	3,786,765	4,374,198	873,297	2000	1998		(e)
Meridian	1,579,072	419,856	—	2,648	2,509,281	422,504	2,509,281	2,931,784	543,910	1999	1998		(e)
Pearl	2,203,593	564,932	—	—	3,775,995	564,932	3,775,995	4,340,927	908,175	2000	1998		(e)
Tupelo	1,290,448	427,924	—	1,360	2,383,422	429,284	2,383,422	2,812,705	684,828	1998	1998		(e)
Vicksburg	1,500,681	326,653	—	1,112	2,441,616	327,765	2,441,616	2,769,381	626,280	1999	1998		(e)

Jameson Inns, Inc.

Schedule III—Real Estate and Accumulated Depreciation—(Continued)

As of December 31, 2003

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements
North Carolina:
Dunn	1,038,242	202,052	—	—	1,572,973	202,052	1,572,973	1,775,025	467,217	1998	1997		(e)
Eden	965,966	197,468	—	26	1,568,513	197,494	1,568,513	1,766,008	455,879	1998	1997		(e)
Forest City	1,454,897	187,294	—	2,950	2,172,941	190,244	2,172,941	2,363,186	666,264	1997	1996		(e)
Goldsboro	1,905,302	397,096	—	(5,102)	3,782,341	391,994	3,782,341	4,174,335	864,418	2000	1999		(e)
Greenville	1,013,970	310,006	—	—	1,556,824	310,006	1,556,824	1,866,830	460,446	1998	1998		(e)
Henderson	1,949,062	478,688	—	—	3,790,972	478,688	3,790,972	4,269,660	841,609	2000	1999		(e)
Hickory	1,563,096	412,322	—	—	2,421,222	412,322	2,421,222	2,833,544	577,728	1998	1998		(e)
Laurinburg	932,139	225,441	—	(181,525)	1,344,836	43,916	1,344,836	1,388,752	443,610	1997	1996		(e)
Roanoke Rapids	941,235	320,014	—	(4,812)	1,545,655	315,202	1,545,655	1,860,857	459,671	1998	1997		(e)
Sanford	932,139	227,030	—	32,171	1,518,781	259,201	1,518,781	1,777,982	485,719	1997	1996		(e)
Smithfield	947,147	246,092	—	—	1,637,338	246,092	1,637,338	1,883,430	532,510	1998	1997		(e)
Wilson	789,976	237,712	—	20	1,611,260	237,732	1,611,260	1,848,992	501,924	1997	1996		(e)
Wilmington	2,064,186	685,078	—	(87)	4,008,363	684,991	4,008,363	4,693,354	797,613	2001	1999		(e)
Ohio:
Columbus	3,231,232	782,254	3,905,175	—	805,331	782,254	4,710,506	5,492,760	1,061,283	—	1999		(e)
Dayton	1,873,580	625,511	3,388,780	—	666,655	625,511	4,055,435	4,680,946	948,844	—	1999		(e)
South Carolina:
Anderson	990,223	201,000	—	133,385	2,285,368	334,385	2,285,368	2,619,753	943,745	1993	1993		(e)
Cheraw	1,500,771	168,458	—	(49,316)	1,991,627	119,142	1,991,627	2,110,769	604,754	1995	1995		(e)
Duncan	934,340	212,246	—	—	1,551,439	212,246	1,551,439	1,763,685	508,422	1998	1997		(e)
Easley	1,507,212	266,753	—	2,710	1,965,664	269,463	1,965,664	2,235,127	569,372	1995	1994		(e)
Gaffney	1,729,539	135,025	—	—	1,764,100	135,025	1,764,100	1,899,125	608,495	1995	1995		(e)
Georgetown	1,830,950	144,353	—	—	2,558,408	144,353	2,558,408	2,702,762	682,453	1996	1996		(e)
Greenwood	1,760,304	140,231	—	20,741	1,900,430	160,972	1,900,430	2,061,402	652,099	1995	1994		(e)
Lancaster	1,859,433	150,592	—	—	2,279,854	150,592	2,279,854	2,430,445	663,273	1995	1994		(e)
Orangeburg	1,910,686	165,010	—	585	2,122,389	165,595	2,122,389	2,287,984	651,383	1995	1995		(e)
Seneca	1,960,344	204,385	—	—	2,347,822	204,385	2,347,822	2,552,207	612,769	1996	1996		(e)

Jameson Inns, Inc.

Schedule III—Real Estate and Accumulated Depreciation—(Continued)

As of December 31, 2003

Property	Mortgage Debt	Initial Cost		Cost Capitalization Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements	Land	Buildings, Equipment & Improvements
Tennessee:
Alcoa	1,922,362	427,803	—	—	4,011,972	427,803	4,011,972	4,439,775	746,293	2001	1999		(e)
Cleveland	1,597,181	384,688	—	4,343	2,317,229	389,031	2,317,229	2,706,260	555,745	1998	1997		(e)
Columbia	1,759,349	483,568	—	7,389	3,104,206	490,957	3,104,206	3,595,163	700,554	2000	1998		(e)
Decherd	1,150,470	254,501	—	191	1,412,510	254,692	1,412,510	1,667,202	447,675	1997	1996		(e)
Gallatin	1,490,410	405,738	—	—	2,330,293	405,738	2,330,293	2,736,031	511,018	1999	1998		(e)
Greeneville	1,324,956	406,052	—	(274,709)	3,135,480	131,343	3,135,480	3,266,823	764,089	2000	1998		(e)
Jackson	1,923,124	467,741	—	141	3,765,268	467,882	3,765,268	4,233,149	884,142	2000	1998		(e)
Johnson City	1,664,667	405,939	—	89	2,248,056	406,028	2,248,056	2,654,084	702,311	1997	1997		(e)
Kingsport	1,644,361	425,481	—	—	3,121,399	425,481	3,121,399	3,546,880	705,576	2000	1999		(e)
Knoxville	2,932,332	572,026	3,347,959	—	417,963	572,026	3,765,922	4,337,948	838,673	—	1999		(e)
Oakridge	2,586,417	451,037	—	8	4,439,979	451,045	4,439,979	4,891,024	1,019,655	1999	1998		(e)
Tullahoma	1,916,319	303,536	—	(149,730)	2,386,372	153,806	2,386,372	2,540,178	492,077	1997	1996		(e)
Virginia:
Harrisonburg	1,985,870	435,000	—	(700)	3,798,576	434,300	3,798,576	4,232,877	853,000	2000	1998		(e)
Martinsville	1,654,425	411,496	—	3,100	3,129,740	414,596	3,129,740	3,544,336	718,909	2000	1998		(e)
Billboards and other	9,675	—	2,381,012	—	—	—	2,746,324	2,746,324	1,254,732				(e)

Operating property and equipment	209,896,605	41,941,701	93,031,083	16,190	244,082,366	41,957,891	336,541,797	378,499,689	85,665,125
Property and equipment held for sale	3,925,513	1,208,719	2,220,586	(448,806)	(2,220,586)	1,122,441	4,716,934	5,839,375	1,557,749				(f)

Totals	$213,822,118	$43,150,420	$95,251,669	$(432,616)	$241,861,780	$43,080,332	$341,258,732	$384,339,064	$87,222,873

Jameson Inns, Inc.

Notes to Schedule III

	2003	2002	2001
(a) Reconciliation of real estate
Balance at beginning of year	$386,544,162	$382,673,457	$371,489,258
Improvements	4,147,285	12,541,184	30,541,256
Sale of Inns	(4,674,753)	(8,670,479)	(17,247,057)
Impairment of Inns	(1,677,630)	—	(2,110,000)

Balance at end of year	$384,339,064	$386,544,162	$382,673,457

(b) Reconciliation of accumulated depreciation
Balance at beginning of year	$71,361,281	$54,325,854	$38,983,651
Depreciation expense	17,601,470	19,758,336	19,517,341
Sale of Inns	(1,372,247)	(2,722,909)	(4,175,138)
Impairment of Inns	(367,630)	—	—

Balance at end of year	$87,222,874	$71,361,281	$54,325,854

(c)	The aggregate cost of the land, buildings, and furniture, fixtures and equipment for federal income tax purposes was $292,454,153, $307,805,023 and $316,019,279 in 2003, 2002, and 2001 respectively.

(d)	Depreciation for 1992 and prior additions is computed based on the following useful lives:

Buildings	31.5 years
Land Improvements	15 years
Furniture, fixtures and equipment	5 years

(e)	Depreciation for 1993 and later additions is computed based on the following useful lives:

Buildings	39 years
Land Improvements	15 years
Furniture, fixtures and equipment	3 - 5 years
Billboards	10 years

(f)	The impairment of $710,000 relates to properties held for sale at December 31, 2003. The remaining $600,000 of impairment relates to one operating property and was calculated in accordance with the Company’s policy regarding impairment of long-lived assets.

Report of Independent Auditors

The Members

Kitchin Hospitality, LLC

We have audited the accompanying consolidated balance sheets of Kitchin Hospitality, LLC as of December 31, 2003 and 2002, and the related consolidated statements of income, members’ capital (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kitchin Hospitality, LLC at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Atlanta, Georgia

February 20, 2004

Kitchin Hospitality, LLC

Consolidated Balance Sheets

	December 31
	2003	2002
Assets
Current assets:
Cash	$1,560,859	$284,522
Marketable securities	—	1,243,029
Hotel accounts receivable, net of allowance of $110,985 and $63,613	1,512,503	1,682,631
Other receivables	146,915	218,901
Prepaid expenses and other assets	317,346	905,433
Inventory	1,403,329	1,428,735
Construction assets held for distribution	—	2,575,634

	4,940,952	8,338,885

Property and equipment, net	515,086	434,493
Intangibles, net	284,404	289,865
Deferred finance costs, net	1,700	10,833

	$5,742,142	$9,074,076

Liabilities and members’ capital
Current liabilities:
Accounts payable	$1,326,522	$361,147
Payable to affiliates	3,252,659	1,484,085
Notes payable	1,000	750,000
Sales and use taxes payable	615,275	726,783
Accrued payroll	831,421	814,426
Other accrued liabilities	899,718	908,564
Deferred gain on sale of asset	—	244,718
Construction liabilities held for distribution	—	3,153,185

	6,926,595	8,442,908

Retained (deficit) earnings	(1,184,453)	815,053
Accumulated other comprehensive loss	—	(183,885)

Members’ (deficit) capital	(1,184,453)	631,168

	$5,742,142	$9,074,076

See accompanying notes.

Kitchin Hospitality, LLC

Consolidated Statements of Income

	Year ended December 31
	2003	2002	2001
Revenues:
Room rental revenues	$86,084,512	$86,565,788	$90,244,543
Other inn-related sales	4,794,494	4,492,742	4,214,003

Hotel revenues	90,879,006	91,058,530	94,458,546

Renovation and refurbishment revenues	3,801,155	7,205,185	8,755,715
Overhead reimbursements (from affiliates)	1,823,587	1,592,650	1,102,605
Management and license fee income	322,380	384,671	8,195
Gain on sale of assets, net	298,157	298,152	212,892
Investment income, net	596,267	182,505	283,569

Total revenues	97,720,552	100,721,693	104,821,522

Expenses:
Lease expense (to affiliate)	40,858,985	40,706,329	41,443,621
Cost of renovation and refurbishment projects	3,592,211	6,734,346	8,182,427
Room expenses	23,062,820	23,066,023	23,773,580
Utilities	5,656,463	5,404,310	5,539,296
General and administrative	14,562,113	15,207,657	16,514,914
Maintenance	4,452,208	4,195,862	3,958,198
Advertising	3,974,389	3,573,080	4,431,000
Franchise fees	190,162	212,405	—
Depreciation and amortization	147,667	277,299	264,149
Cost of acquisition	181,143	—	—

Total expenses	96,678,161	99,377,311	104,107,185

Income from continuing operations	1,042,391	1,344,382	714,337
(Loss) income from discontinued operations	(801,047)	(447,457)	735,527

Net income	$241,344	$896,925	$1,449,864

See accompanying notes.

Kitchin Hospitality, LLC

Consolidated Statements of Members’ Capital (Deficit)

	2003	2002	2001
Retained (deficit) earnings
Balance at beginning of year	$815,053	$477,421	$533,602
Net income	241,344	896,925	1,449,864
Distributions	(2,240,850)	(559,293)	(1,506,045)

Balance at end of year	(1,184,453)	815,053	477,421

Accumulated other comprehensive income (loss)
Balance at beginning of year	(183,885)	(290,452)	(313,032)
Unrealized gains on securities	485,222	106,567	22,580
Reclassification adjustment for realized gain included in net income	(301,337)	—	—

Net other comprehensive income (loss) adjustments	183,885	106,567	22,580

Balance at end of year	—	(183,885)	(290,452)

Total members’ (deficit) capital	$(1,184,453)	$631,168	$186,969

Comprehensive income
Net income	$241,344	$896,925	$1,449,864
Net other comprehensive income Adjustments	183,885	106,567	22,580

Total comprehensive income	$425,229	$1,003,492	$1,472,444

See accompanying notes.

Kitchin Hospitality, LLC

Consolidated Statements of Cash Flows

	Year ended December 31
	2003	2002	2001
Operating activities
Income from continuing operations	$1,042,391	$1,344,382	$714,337
Adjustments to reconcile income from continuing operations to cash provided by (used in) operating activities:
(Loss) income from discontinued operations	(801,047)	(447,457)	735,527
Depreciation and amortization	169,594	296,627	288,583
Amortization of deferred finance costs	9,133	—	—
Gain on sale of assets, net	(298,157)	(298,152)	(211,985)
Realized gain on sale of marketable securities	(301,337)	—	—
Changes in assets and liabilities increasing (decreasing) cash:
Accounts receivable	403,657	(319,653)	(412,475)
Costs and estimated earnings in excess of billings	1,095,102	(1,120,681)	—
Payable to affiliates	1,731,148	1,479,702	1,285,281
Predevelopment costs	88,286	(45,104)	(108,580)
Prepaid expenses and other assets	325,791	(185,826)	(310,021)
Inventory	25,406	23,378	(750)
Subcontractors payable	(1,994,341)	409,109	(1,946,695)
Accounts payable	965,375	(82,102)	(149,953)
Accrued payroll and other accrued liabilities	(605,191)	(1,549,150)	(247,202)

Net cash provided by (used in) operating activities	1,855,810	(494,927)	(363,933)

Investing activities
Additions to property and equipment	(214,180)	(129,415)	(177,835)
Disposal of property and equipment	2,050	—	—
Purchase of marketable securities	(16,480)	—	—

Net cash used in investing activities	(228,610)	(129,415)	(177,835)

Financing activities
Distributions to members	(174,440)	(559,293)	(596,331)
Proceeds from notes payable	1,000	750,000	11,300
Payments on notes payable	(177,423)	(318,560)	(9,050)

Net cash used in financing activities	(350,863)	(127,853)	(594,081)

Net change in cash	1,276,337	(752,195)	(1,135,849)
Cash at beginning of year	284,522	1,036,717	2,172,566

Cash at end of year	$1,560,859	$284,522	$1,036,717

Supplemental information
Interest paid	$14,616	$4,396	$32,238

Non-cash activities
Unrealized gain on marketable securities	$485,222	$106,567	$22,580

Non-cash distribution to reduce affiliate receivable	$—	$—	$(909,714)

Non-cash distribution of assets	$(2,066,410)	$—	$—

See accompanying notes.

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements

December 31, 2003

1.    Business and Basis of Financial Statements

Kitchin Hospitality, LLC (the “Company”) primarily leases and operates inns owned by Jameson Inns, Inc. (“JII”). Jameson Inns, Inc. owns the Jameson Inn and Signature Inn properties (“Inns”). Thomas W. Kitchin is the Chairman and CEO of JII and of the Company.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions among the entities and the divisions included in the consolidated financial statements have been eliminated. The Company and its divisions perform the following activities:

•	The Hotel division leases the Inns from JII (see Note 3) and operates the Inns in all respects, including staffing, advertising, housekeeping, and routine maintenance. The Company is the exclusive lessee of JII’s Inns. At December 31, 2003, the Company leased 119 Inns (8,135 rooms). The Company also has a contract with Jameson Inns, Inc. to execute the capital budgets for these Inns for a fee.

•	The Construction division historically developed and expanded Inns for JII, including identification of suitable Inn locations, design and configuration, land preparation, construction, acquisition of initial furniture, fixtures and equipment. The Construction division also acts as the general contractor for various unrelated commercial developers. The assets and liabilities of this division were distributed to the owners of Kitchin Hospitality on December 31, 2003 (see Note 8).

The members have no liability for any debt, obligations, or liabilities of the Company (beyond his or her respective contributions) or for the acts or omission of any other member, agent or employee of the Company, except as provided for by section 14-11-408 of the Georgia Securities Act of 1973, as amended.

On January 2, 2004, the Company was acquired by Jameson Inns, Inc. for consideration of 2,185,430 shares of JII stock, subject to adjustment, and $1.3 million in cash. The adjustment, which is based on the working capital of the Company as of December 31, 2003, is expected to approximate a reduction of 32,064 shares. In connection with this transaction, the Company distributed certain assets and liabilities to its members in accordance with the Membership Interest Purchase Agreement (see Note 8). The Company incurred costs of $181,000 in the year ended December 31, 2003 related to this acquisition.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

Revenue Recognition

Hotels

For Inns operated by the Company, hotel revenues and other fees are recognized when rooms are occupied and services are rendered.

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

Construction Contracts

Billings and costs applicable to construction contracts were recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date compared to estimated total cost for each contract. Revisions to estimated contract profits or losses were made in the year in which circumstances requiring such revisions become known. Any anticipated losses on construction contracts were charged to operations as soon as such losses could be estimated.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all short-term investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Marketable Securities

The Company considers all of its marketable securities as available-for-sale and hence records them at fair value with changes in unrealized gains or losses being recorded directly to members’ capital (deficit). Fair value is based on the closing price of the securities on the last day of trading in the year. The marketable securities at December 31, 2002 consisted primarily of 72,727 shares of JII Series A Preferred Stock from the sale of the billboards in April of 1999. These securities were distributed on December 31, 2003 to the owners of Kitchin Hospitality as part of the distribution discussed in Note 8, and the Company’s unrealized accumulated gain of $301,337 was recognized as a component of income from continuing operations in the year ended December 31, 2003.

Accounts Receivable

Receivables are recognized and carried at original amount earned less a provision for any uncollectible amounts, which approximates fair value. An allowance for doubtful accounts is made when collection of the full amounts is no longer probable.

Predevelopment Costs

The Company capitalizes direct costs related to specific future projects when they are deemed probable. When the project is no longer deemed probable, the capitalized direct costs are expensed to operations, or the costs are transferred to the project when construction begins.

Inventory

Inventory, consisting primarily of room linens, towels and other supplies, is stated at the lower of cost (first-in, first-out method) or market. Replacements of inventory are expensed.

Property and Equipment

Property and equipment is stated at cost.

Depreciation is calculated using the straight-line method over five years for vehicles and over three to seven years for office furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over their estimated useful lives ranging from three to ten years, not to exceed the remaining term of the respective lease (see Note 3).

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

The Company accounts for the impairment and disposal of long-lived assets in accordance with SFAS No. 144. The Company’s long-lived assets are individually evaluated for impairment when conditions exist that indicate that it is probable that the sum of the related expected future cash flows (on an undiscounted basis) are less than the historical net cost basis. Upon determination that a permanent impairment has occurred, the related assets are reduced to their fair value. There were no impairment losses recorded for the periods presented.

Intangibles

Intangibles consist of:

	2003	2002
Goodwill	$203,862	$203,862
Registered trademarks	129,807	129,807

	333,669	333,669
Accumulated amortization	(49,265)	(43,804)

	$284,404	$289,865

Goodwill represents the excess of the purchase price over the fair value of the assets acquired. The Company accounts for goodwill in accordance with SFAS No. 142. Goodwill is subject to at least an annual assessment for impairment in which an evaluation is made to determine if events or circumstances have occurred that indicate impairment.

The registered trademarks are related to operating the Inns. The leases described in Note 3 require the Company to operate the Inns using the trademarks and not to use the trademarks (or license its use to any other parties) for the operation of lodging facilities other than the Inns unless JII does not object to such unrelated use. JII has an option to purchase these trademarks from the Company at the end of the lease term (or upon the earlier termination of the lease with respect to all of the Inns) for $25,000 and $50,000, respectively. This option was exercised in connection with the acquisition of the Company and termination of the leases with JII effective January 2, 2004. The registered trademarks are being amortized over 20 years, and amortization expense was $5,461, $5,232, and $6,840 for 2003, 2002 and 2001, respectively.

Income Taxes

Kitchin Hospitality, LLC has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, the members report their proportionate share of the Company’s taxable income or loss in their respective tax returns; therefore, no provision for income taxes has been included in the accompanying financial statements.

Advertising

The Company expenses advertising costs as incurred.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 currently requires that a liability be recorded in the guarantor’s balance sheet upon issuance of guarantee. In addition, as of December 31, 2002, FIN 45 requires disclosures about the guarantees that an entity has issued,

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

including a roll-forward of the entity’s product warranty liabilities. The adoption of FIN 45 did not have any impact to the Company’s financial position, results of operations, or disclosures.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period ending after March 15, 2004, unless the entity meets the definition of a special purpose entity as promulgated in previous accounting guidance. The Company does not expect FIN 46 to have any impact on the Company’s financial position, results of operations, or disclosures.

3.    Leases with Affiliate

In January 1994, the Company entered into a Master Lease (the “Jameson Lease”) with JII covering all of the Jameson Inn properties, whereby all of the operating Inns are leased to the Company under the Jameson Lease and future Inns constructed by JII during the term of the Jameson Lease will be added to the Jameson Lease upon completion of each such Inn’s construction. In May 1999, the Company entered into a separate Master Lease with JII covering the Signature Inn properties (the “Signature Lease”).

The Jameson and Signature leases, which expire on December 31, 2011 and December 31, 2012, respectively, provide for payment of Base Rent plus Percentage Rent. Base Rent, which is payable monthly, equals $264 and $394 per month for the Jameson Inns and Signature Inns, respectively, for each available room in the Inns at the beginning of the relevant month. Percentage Rent, which is payable quarterly, is calculated as a percentage of the total amount of room rental and certain other miscellaneous revenues realized by the Company over the relevant period less base rent paid for such period. For Jameson Inns, the percentage is 39.0% of such revenues up to $23.57 per day per room in 2003 plus 65% of all additional average daily room rental revenues. For Signature Inns, the percentage is 37% of such revenues up to $39.55 per day per room in 2003 plus 65% of the next $10.00 of average daily per room rental revenues; plus 70% of all additional average daily room rental revenues. Total rent for the Jameson Inns for any calendar year may not exceed 47% of total room rental revenues of Jameson Inns for that year.

Base rent totaled $30,334,281, $30,980,783 and $31,279,152 in 2003, 2002 and 2001, respectively. Percentage rent totaled $11,126,189, $11,087,135, and $11,597,800 in 2003, 2002 and 2001, respectively.

Under the Leases, JII is required to maintain the structural elements of each Inn. The Company is required, at its expense, to maintain the Inns (exclusive of furniture, fixtures and equipment) in good order and to make nonstructural repairs which may be necessary and which do not significantly alter the character or purpose, or significantly detract from the value or operating efficiencies of the Inns. All alterations, replacements and improvements are subject to all the terms and provisions of the Lease and become the property of JII upon termination of the Leases.

On April 2, 1999, the Company completed the sale of the outdoor advertising assets and certain operations of the Company to JII. Consideration of $2,381,000 paid to the Company from JII consisted of (i) 72,727 shares of JII Series A Preferred Stock (at $17.625 per share), (ii) $400,000 in cash, and (iii) the assumption of indebtedness of approximately $700,000. The gain of $1,163,098 was being recognized over the lease period and $244,718, $212,892 and $212,892 was recognized in each of the three years ended December 31, 2003, 2002, and 2001 respectively.

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

The Company leases approximately 100 billboards from JII for initial terms of five years. These leases expire at various dates but generally include 5-year automatic renewal periods; the leases provide for future minimum payments by the Company as follows:

Year ending December 31
2004	$638,619
2005	650,642
2006	281,104
2007	195,577
2008	97,279
Thereafter	37,137

$1,900,358

The Company incurred lease expense for billboards totaling $609,020, $622,531, and $646,529 for 2003, 2002 and 2001, respectively. These expenses are included with lease expense (to affiliate) for all periods presented. Effective with the sale of the Company to JII on January 2, 2004, these leases were eliminated.

4.    Property and Equipment

Property and equipment consists of the following at December 31:

	2003	2002
Furniture, fixtures and equipment	$1,384,782	$1,622,508
Leasehold improvements	241,451	366,284

	1,626,233	1,988,792
Accumulated depreciation	(1,111,147)	(1,521,703)

	$515,086	$467,089

Depreciation expense, including amounts related to continuing and discontinued operations, for 2003, 2002 and 2001 was $164,133, $291,395 and $281,743, respectively. Property and equipment, net, as of December 31, 2002 includes $32,596 of assets held for distribution (see Note 8).

5.    Notes Payable

Notes payable consist of the following at December 31:

	2003	2002
$1.5 million line of credit, maturing on May 5, 2004, interest only installments due monthly until maturity. Interest accrues at the rate of prime plus .75% (4.75% at December 31, 2003). This loan is secured by hotel receivables and is guaranteed by the CEO of the Company.	$1,000	$750,000

Total	1,000	750,000
Less current portion	(1,000)	(750,000)

	$—	$—

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

On October 15, 2003, the Company modified its existing line of credit agreement with its bank, and availability under this line was reduced from $2.0 million to $1.5 million. The line of credit has $1.5 million available for hotel operating purposes as of December 31, 2003.

Interest expense of $14,616, $4,396, and $32,238 for 2003, 2002, and 2001, respectively, is included in investment income, net.

6.    Discontinued Operations

In accordance with SFAS No. 144, results of discontinued operations are included in a separate component of income on the consolidated statements of income and comprehensive income under the heading, “Loss (Income) from Discontinued Operations.” This change has resulted in certain reclassifications of 2002 and 2001 financial statement amounts.

The components of loss from discontinued operations related to hotel operations for the years ended December 31, 2003, 2002 and 2001 are shown below. These include the results of operations through the date of each respective sale for sold properties and a full period of operations for those assets held for sale by JII for the respective periods.

	Year ended December 31
	2003	2002	2001
Room rental revenues	$1,932,104	$3,163,244	$3,599,129
Other inn-related sales	43,355	230,692	181,132

Total revenue	1,975,459	3,393,936	3,780,261

Expenses:
Lease expense (to affiliate)	1,210,555	1,984,120	2,079,860
Room expenses	725,637	1,122,692	1,194,921
General and administrative	289,849	555,845	579,895
Maintenance	148,641	274,740	304,782
Utilities	67,349	255,708	257,865
Advertising	104,145	155,477	221,876

Total expenses	2,546,176	4,348,582	4,639,199

Loss from discontinued operations	$(570,717)	$(954,646)	$(858,938)

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

The components of (loss) income from discontinued operations related to construction operations for the years ended December 31, 2003, 2002, and 2001 are shown below. These include the full year of construction activities for each period presented. The Company disposed of certain components of its construction operations on December 31, 2003 in connection with the sale of the Company to JII (see Note 8).

	Year ended December 31
	2003	2002	2001
Construction contract revenues	$11,030,326	$16,794,263	$25,492,241
Loss on sale of assets	—	—	(907)
Investment income	5,462	—	1,633

Total revenues	11,035,788	16,794,263	25,492,967

Cost of construction revenues	10,428,600	13,223,234	19,417,590
General and administrative	815,591	3,044,512	4,456,478
Depreciation and amortization	21,927	19,328	24,434

Total expenses	11,266,118	16,287,074	23,898,502

(Loss) income from discontinued operations	$(230,330)	$507,189	$1,594,465

Construction assets and liabilities held for sale as of December 31, 2002 are summarized below:

Construction assets held for distribution:
Contracts and other receivables	$1,313,073
Predevelopment costs	88,286
Costs in excess of billings	1,120,681
Prepaid expenses and other assets	20,998
Property and equipment, net	32,596

Total construction assets held for distribution	$2,575,634

Construction liabilities held for distribution:
Subcontractors payable	$2,516,549
Other accrued liabilities	636,636

Total construction liabilities held for distribution	$3,153,185

7.    Other Related Party Transactions

The Company shares office space and management with JII. The Company has a Cost Reimbursement Agreement with JII whereby JII agrees to pay for its share of management’s time, the use of office space, office equipment, telephones, file and storage space and other reasonable and necessary office equipment and facilities and personnel costs. Overhead charged to JII was approximately $1,824,000, $1,574,000 and $875,000 for 2003, 2002 and 2001, respectively, pursuant to the Cost Reimbursement Agreement and is reflected as overhead reimbursements in the accompanying statements of income. In 2002 and 2001, the Company also received overhead reimbursements from other affiliated companies of approximately $19,000 and $228,000, respectively.

The Company’s construction contracts with JII are generally fixed price and limit the Company’s profit on each contract to no more than 10% after considering costs of construction and certain other amounts. The Company does not believe that there were amounts in excess of such limitations at December 31, 2003, 2002 and 2001.

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

Although JII is the legal borrower of construction loans or related debt, the Company is responsible for interest due on such financing during the construction period as a part of its construction contracts. Construction period interest incurred during 2002 and 2001, which is included in cost of revenues earned, totaled approximately $59,000 and $510,000, respectively. There was not any construction period interest during 2003. Interest paid includes amounts paid on behalf of JII.

On June 5, 2001, the Company entered into a Capital Refurbishment Agreement with JII authorizing the Company to complete all refurbishment projects for Jameson Inns, Inc. The agreement requires JII to pay the Company cost plus a 7% profit margin for the refurbishment projects. For the years ended December 31, 2003 and 2002, total amounts billed by the Company to JII in accordance with the Capital Refurbishment Agreement were $4,093,000 and $6,924,000, respectively, and are included as a component of construction revenues.

8.    Member Distributions

On December 31, 2003, the assets and liabilities of two wholly owned subsidiaries, Kitchin Development & Construction Company, LLC and Kitchin Residential Construction Company, LLC, were distributed to the members of Kitchin Hospitality, LLC in connection with the sale of the Company (see Note 1). The impact to the financial statements of Kitchin Hospitality, LLC is summarized in the following table.

December 31, 2003
Assets:
Cash	$174,440
Marketable securities	1,744,731
Construction contract and other receivables	867,535
Costs in excess of billings	25,579
Construction in progress	283,995
Prepaid and other expenses	320,720

Total assets	$3,417,000

Liabilities:
Subcontractors payable	$522,208
Notes payable	572,577
Other accrued liabilities	81,365

Total liabilities	1,176,150

Net distribution	$2,240,850

Kitchin Hospitality, LLC

Notes to Consolidated Financial Statements—(Continued)

9.    Commitments and Contingencies

The Company leases office space and billboards from third party companies for terms of 1 to 7 years. These leases expire at various dates and then may continue on a month-to-month basis pending renewal or cancellation of the leases. The leases provide for future minimum payments by the Company as follows:

Year ending December 31,
2004	$913,425
2005	202,160
2006	104,271
2007	76,730
2008	78,655
Thereafter	81,801

$1,457,042

Office rent expense, excluding amounts reimbursed by JII under the Cost Reimbursement Agreement, totaled $107,341, $340,368 and $349,282 for 2003, 2002 and 2001, respectively. Billboard rent to third party companies totaled $1,920,169, $1,748,109 and $1,852,765 for 2003, 2002 and 2001, respectively. Effective January 2, 2004, these leases will be assumed by JII in connection with its acquisition of the Company.

From time to time, the Company becomes party to various claims and legal actions arising during the ordinary course of business. Management, after reviewing with legal counsel all actions and proceedings, believes that aggregate losses, if any, would not have a material adverse effect on the Company’s financial position or results of operations.

Jameson Inns, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	March 31, 2004	December 31, 2003
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$2,689,109	$3,549,083
Restricted cash	1,162,334	1,642,038
Accounts receivable, net of allowance of $93,670 in 2004	1,881,731	—
Receivable from affiliate	—	3,252,659
Other receivables	350,236	186,152
Inventory	1,366,495	—

Total current assets	7,449,905	8,629,932

Operating property and equipment	379,263,305	378,499,689
Property and equipment held for sale	—	4,281,626
Less accumulated depreciation	(89,405,852)	(85,665,125)

	289,857,453	297,116,190

Deferred finance costs, net	2,083,125	2,227,570
Deferred tax asset, net	3,595,537	—
Other assets	2,356,293	1,297,808

	$305,342,313	$309,271,500

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$41,341,990	$29,952,622
Line of credit borrowings	1,501,000	10,675
Accounts payable and accrued expenses	3,420,740	1,102,614
Accrued interest payable	900,917	968,627
Accrued property and other taxes	1,777,679	1,642,831
Accrued payroll	1,259,065	—
Preferred stock dividends payable	1,667,619	1,667,612

Total current liabilities	51,869,010	35,344,981

Mortgage notes payable, less current portion	165,424,941	183,858,821

	217,293,951	219,203,802

Stockholders’ Equity
Preferred stock, 1,272,727 shares authorized, 9.25% Series A cumulative preferred stock, $1 par value, liquidation preference $25 per share, 1,272,727 shares issued and outstanding	1,272,727	1,272,727
Preferred stock, 2,256,000 shares authorized, 8.5% Series S cumulative convertible preferred stock, $1 par value, liquidation preference $20 per share, 2,191,500 shares issued and outstanding	2,191,500	2,191,500
Common stock, $.10 par value, 40,000,000 shares authorized, 14,060,860 shares (11,928,341 at December 31, 2003) issued and outstanding	1,406,086	1,192,835
Contributed capital	96,699,578	92,701,662
Unamortized deferred compensation	(2,148,675)	(2,330,144)
Accumulated deficit	(11,372,854)	(4,960,882)

Total stockholders’ equity	88,048,362	90,067,698

	$305,342,313	$309,271,500

See accompanying notes

Jameson Inns, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
	2004	2003
	(unaudited)
Lodging revenues	$20,318,445	$—
Other income	87,753	28,189
Lease revenues	—	9,493,769

Total revenues	20,406,198	9,521,958

Direct lodging expenses	11,777,565	—
Property and other taxes and insurance	1,523,352	1,635,257
Depreciation	3,763,616	4,650,354
Corporate general and administrative	1,681,665	701,113
Early extinguishment of mortgage notes	9,419	106,386

Total expenses	18,755,617	7,093,110

Income from operations	1,650,581	2,428,848

Interest expense	2,968,469	3,216,905
Lease termination	8,954,361	—
Gain on sale of property and equipment	16,543	35,921

Loss before income taxes and discontinued operations	(10,255,706)	(752,136)
Deferred tax benefit due to change in taxable status	(1,397,672)	—
Income tax benefit	(2,260,146)	—

Net loss from continuing operations	(6,597,888)	(752,136)
(Loss) income from discontinued operations, net of income tax benefit of $12,135 for 2004	(42,930)	133,495
Gain on sale of discontinued operations, net of income tax expense of $64,689 for 2004	228,846	3,411

Net loss	(6,411,972)	(615,230)
Preferred stock dividends	1,667,190	1,667,190

Net loss attributable to common stockholders	$(8,079,162)	$(2,282,420)

Net loss per share attributable to common stockholders—basic and diluted	$(0.60)	$(0.20)

See accompanying notes

Jameson Inns, Inc. and Subsidiaries

Statements of Cash Flow

	Three Months Ended March 31,
	2004	2003
	(unaudited)
Operating activities
Loss from continuing operations	$(6,597,888)	$(752,136)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation	3,763,616	4,650,354
Amortization of deferred finance costs	203,213	245,082
Stock-based compensation expense	91,472	111,000
Early extinguishments of mortgage notes	9,419	106,386
Lease termination costs—non-cash	9,215,220	—
Gain on sale of property and equipment	(16,543)	(35,921)
Deferred income tax benefit from continuing operations	(3,648,091)	—
Changes in assets and liabilities increasing (decreasing) cash:
Accounts receivable, net	(369,228)	—
Other receivables	(17,169)	—
Inventory	36,834	—
Receivable from affiliate	—	(1,887,420)
Other assets	(724,688)	(402,341)
Accounts payable and accrued expenses	(523,389)	(31,208)
Accrued interest payable	(48,489)	(15,179)
Accrued property and other taxes	134,848	(178,016)
Accrued payroll	427,644	—

Net cash provided by operating activities	1,936,781	1,810,601

Investing activities
Reductions (additions) to restricted cash	479,704	(145,453)
Proceeds from disposition of land, property and equipment	4,621,471	2,930,000
Additions to property and equipment	(596,866)	(1,311,991)

Net cash provided by investing activities	4,504,309	1,472,556

Financing activities
Common stock dividends paid	—	(568,159)
Preferred stock dividends paid	(1,667,183)	(1,666,790)
Proceeds from issuance of common stock, net of offering expense	3,530	6,570
Proceeds from mortgage notes payable	—	161,141
Proceeds from line of credit, net	1,500,000	1,500,000
Payment of deferred finance costs	(27,159)	(148,127)
Payoff of mortgage notes payable	(4,499,592)	(2,310,000)
Payments on mortgage notes payable	(2,555,595)	(2,499,812)

Net cash used in financing activities	(7,245,999)	(5,525,177)

Net cash used in continuing operations	(804,909)	(2,242,020)
Net cash (used in) provided by discontinued operations	(55,065)	210,620

Net change in cash	(859,974)	(2,031,400)
Cash at beginning of year	3,549,083	3,832,477

Cash at end of period	$2,689,109	$1,801,077

See accompanying notes

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2004

1.    Business and Basis of Financial Statements

Jameson Inns, Inc. (the “Company”) develops, owns, operates and franchises limited service hotel properties (the “Inns”) operating under the trademark “The Jameson Inn®” in the southeastern United States. In addition, the Company owns and operates Inns in the midwestern United States operating under the trademark “Signature Inn®”. The Company also receives rental revenue from the sale of advertising of its owned billboards.

On January 2, 2004, the Company acquired Kitchin Hospitality, LLC and relinquished its status as a real estate investment trust, becoming a taxable C-corporation effective as of the beginning of the year.

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The condensed consolidated balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date. Operating results for the three month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004, or any other interim period. The hotel industry is seasonal in nature. The hotel revenues recognized are generally greater in the second and third quarters than in the first and fourth quarters. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 10-K/A for the year ended December 31, 2003.

2.    Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”) which was revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003 for the year ended December 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were effective for the first reporting period ending after March 15, 2004. The adoption of FIN 46 did not have any impact on the Company’s financial position, results of operations, or disclosures.

3.    Acquisition of Kitchin Hospitality, LLC

On January 2, 2004, the Company acquired Kitchin Hospitality, LLC (“KH”) and relinquished its status as a real estate investment trust (REIT). The Company and the owners of KH reached a definitive agreement (the “Agreement”) on September 10, 2003. The transaction was approved by the Company’s shareholders on December 19, 2003. The Company has included KH’s operating results in its consolidated financial statements from January 1, 2004.

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Under the applicable tax rules, a hotel REIT is not permitted to operate its hotel properties. After closing the acquisition, the Company began operating its own hotels and relinquished its election to be treated as a REIT for income tax purposes. The acquisition accomplished the Company’s goals to (a) become a fully integrated hotel company with the ability to operate its hotels without any REIT restrictions; (b) eliminate the perceived conflicts of interest in its prior relationship with KH; (c) retain future earnings and cash flow to pay down debt and for future development; and (d) pursue other business activities not permissible for the Company as a REIT.

The Company paid initial consideration of 2,185,430 shares of Company stock and $1.3 million in cash to the former owners of KH, Thomas W. Kitchin and members of his immediate family. The consideration was subject to a working capital adjustment based on a target of KH’s working capital as of December 31, 2003. The net working capital adjustment, as agreed upon, required that the owners of KH return 32,064 shares of consideration in March 2004. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to reflect the estimated fair value of the assets acquired and liabilities assumed. Under this method, the acquired assets and assumed liabilities were recorded on the Company’s balance sheet at their fair market value as of January 2, 2004. The value of goodwill and trademarks on KH’s books was eliminated, and the trademarks were revalued at $75,000 in aggregate, which represents the contract price at which the Company would have been able to purchase the trademarks from KH at the expiration of the master lease agreements.

The purchase consideration of the acquisition of $7.3 million, together with the excess of liabilities assumed over assets acquired of $1.7 million, was expensed in January as lease termination costs. The acquisition cost of the shares of Company stock was based on a price of $2.77 per share. The stock price represents the market price of the securities over a period of two days before and two days after the terms of the acquisition were agreed upon and announced. The Company incurred costs of acquisition related to professional fees (investment banking, legal, and accounting) and a shareholder lawsuit settlement (see Note 8) totaling $1.6 million. These costs were expensed in 2003. Additionally, the Company recorded a deferred tax benefit for the one time effect to establish its initial deferred tax asset for financial reporting purposes in January 2004 (see Note 5).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash	$1,561
Accounts receivable	1,513
Inventory	1,403
Property and equipment, net	219
Trademarks	75
Other assets, including prepaid expenses and other receivables	466

Total assets acquired	5,237

Accounts payable and accrued expenses	6,927

Total liabilities assumed	6,927

Net liabilities assumed	$1,690

Accounts payable and accrued expenses include a payable to the Company from KH of $3,252,659 as of January 2, 2004. This payable eliminates the Company’s receivable from KH of $3,252,659 as of December 31, 2003.

The following unaudited pro forma data gives effect to the Company’s acquisition of KH as if it had occurred on January 1, 2003. These unaudited pro forma results of operations do not purport to represent what

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the Company’s actual results of operations would have been if the acquisition had occurred on January 1, 2003 and should not serve as a forecast of the Company’s operating results for future periods.

The adjustments to the historical data reflect the following: (i) the elimination of revenues and related costs of revenues for capital expenditure work performed by KH for the Company; (ii) the elimination of lease expense recorded by KH and revenues recorded by the Company; (iii) the elimination of overhead reimbursements recorded by the Company and related revenues recorded by KH for the leases of the Inns and the billboards; and (iv) income tax expense for the combined company as a taxable C-corporation. The pro forma adjustments for the acquisition are based upon the available information and certain assumptions that management believes are appropriate.

Period Ended March 31, 2003
Total revenues	$20,243,171

Loss from continuing operations applicable to common stockholders	$(3,035,859)

Weighted average shares outstanding for basic and diluted loss per share	13,427,197

Basic and diluted loss from continuing operations per common share	$(0.23)

4.    Debt

At March 31, 2004 and December 31, 2003, the mortgage notes payable were collateralized by all of the Company’s hotel properties and, the carrying value of the long-term debt approximated its fair value. At March 31, 2004, there were mortgage loans totaling $20.4 million secured by Inns maturing over the next twelve months and two outstanding Adjustable Rate Economic Development Revenue Refunding Bonds, Series 1999, totaling $6.2 million secured by letters of credit that will expire on December 31, 2004. In addition, there was a $3.5 million line of credit secured by Company owned billboards maturing on December 10, 2004 with an outstanding balance of $1.5 million at March 31, 2004. Based on preliminary discussions with these lenders and historical experience, the Company believes it can successfully obtain replacement financing of our maturing debt at satisfactory renewal terms. If the Company is unsuccessful in refinancing these obligations, it anticipates employing other available resources which include cash, proceeds from refinancing other Inns with increased borrowing capacity or sale of Inns to meet the required obligations.

At March 31, 2004, approximately $191.8 million of the total outstanding debt of $208.3 million is variable rate debt, adjustable during the next twelve months as follows:

Adjustment Date	Amount (in millions)	Weighted Average Interest Rate
April 2004	$39.5	4.5%
May 2004	3.2	4.1%
July 2004	46.3	5.2%
September 2004	4.3	7.5%
October 2004	21.3	5.2%
January 2005	37.0	4.9%
February 2005	16.2	5.1%
March 2005	4.7	4.6%
Adjusts Daily	19.3	3.7%

Total	$191.8

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The weighted average interest rate on the Company’s debt was 5.2% during the three months ended March 31, 2004 compared to 5.5% during the same period in 2003.

A $4.3 million mortgage secured by one Signature Inn was classified as a current liability for a technical violation of the debt service coverage ratio loan covenant. Based on discussions with representatives of the lender, we anticipate that the lender will not act upon this technical violation.

5.    Income Taxes

The Company relinquished its status as a REIT and became a taxable C-corporation effective at the beginning of 2004. As a REIT, the Company did not record income or related deferred taxes for financial reporting purposes. As a result of the change in taxable status, the Company recorded a deferred tax benefit of $1,397,672 to establish its initial deferred tax asset resulting from the difference in the basis of its assets and liabilities for financial reporting and income tax purposes. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Significant temporary differences that give rise to the deferred tax assets and liabilities as of January 1, 2004 are as follows (dollars in thousands).

Deferred tax liabilities:
Property and equipment, principally due to differences in Depreciation	$(1,844)

Total deferred tax liabilities	(1,844)

Deferred tax assets:
Costs of acquisition	635
Stock-based compensation	665
Net operating loss carry forwards	1,563
Other	454

Total deferred tax assets	3,317
Valuation allowance for deferred tax assets	(75)

Total deferred tax asset, net of valuation allowance	3,242

Net deferred tax asset	$1,398

The Company does not expect to pay federal income taxes for the year ending December 31, 2004 given its use of net operating losses to offset taxable income. The Company has recorded an income tax benefit for continuing and discontinued operations for the three months ended March 31, 2004 of $2,207,592 at an effective rate of 19.9%. During the three months ended March 31, 2004, the Company established a deferred tax asset of approximately $3.2 million for the future deductions related to the lease termination costs offset by a valuation allowance of approximately $1.0 million. This asset excludes approximately $2.0 million of the $9.0 million lease termination charge that will not be deductible. Excluding the effects of establishing the valuation allowance and incurring nondeductible lease termination costs, the Company would have recorded an income tax benefit at an effective rate of approximately 40%.

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6.    Stock-based Compensation

The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS No. 148”). The table presents a summary of the pro forma effects to reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the options granted as prescribed by SFAS No. 123.

	Three Months Ended March 31,
	2004	2003
	(dollars in thousands except per share data)
Net loss attributable to common stockholders	$(8,079)	$(2,282)
Add: Stock based compensation expense, net of tax in 2004, included in reported net loss	55	111
Less: Stock-based employee compensation expense, net of tax in 2004, determined under fair value based method for all awards granted since January 1, 1995	(50)	(74)

Pro forma loss attributable to common stockholders	$(8,074)	$(2,245)

Pro forma loss per share—basic and diluted	$(0.60)	$(0.20)

Reported loss per share—basic and diluted	$(0.60)	$(0.20)

The Company recognized compensation expense of approximately $91,000 and $111,000 for the three months ended March 31, 2004 and 2003, respectively, related to the vesting of restricted stock.

7.    Discontinued Operations and Property and Equipment Held for Sale

The Company reports as discontinued operations assets held for sale and assets sold in periods presented. Results of these discontinued operations are included in a separate component of income on the consolidated statements of operations. This results in reclassifications of certain 2003 financial statement amounts.

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The components of income from discontinued operations for the quarters ended March 31, 2004 and 2003 are shown below. These include the results of operations through the date of each respective sale for sold properties and a full period of operations for those assets held for sale for the respective periods.

	Three Months Ended March 31,
	2004	2003
Lease revenues	$—	$344,212
Lodging revenues	156,102	—

Total revenues	156,102	344,212
Expenses:
Direct lodging expenses	155,425	—
Property and other taxes and insurance	30,484	44,034
Depreciation	—	77,125

Total expenses	185,909	121,159
(Loss) income from discontinued operations before interest expense	(29,807)	223,053
Interest expense	25,258	89,558
Income tax benefit	(12,135)	—

(Loss) income from discontinued operations	$(42,930)	$133,495

The Company recorded gains on disposal of approximately $229,000, net of income tax expense of $65,000, and $3,400 related to the assets sold in first quarter 2004 and 2003, respectively. Certain of these properties were classified as held for sale in the December 31, 2003 balance sheet.

8.    Commitments and Contingencies

The Company is a defendant or plaintiff in various legal actions which have arisen in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse affect on the Company’s financial position or results of operations.

A shareholder lawsuit seeking class action and derivative status for claims based on the acquisition of Kitchin Hospitality, LLC, was settled on December 18, 2003 by agreement of the parties for certain non-monetary actions, which the Company agreed to take, and a payment to the plaintiff’s attorney for legal fees in an amount approved by the court, not to exceed $175,000. The Company will also be required to pay costs of providing notice of the settlement to its shareholders, which costs are estimated to be approximately $25,000. The Company has incurred legal fees on its behalf and on behalf of its directors with whom it has indemnification agreements and may incur additional fees as the case is still pending court approval. The Company’s directors and officers liability insurance carrier has agreed to reimburse the Company for 50% of the costs of settling this case, not to exceed $100,000. The Company provided for the settlement and related costs, and recorded expense of $285,000 in the year ended December 31, 2003.

Jameson Inns, Inc., Kitchin Hospitality, LLC and an employee of Kitchin Hospitality were named as defendants in a case filed on January 20, 2004 in the Circuit Court of the First Judicial District of Hinds County, Mississippi by Jim and Barbara Doe, individually and as natural parents of Ann Doe, a minor. The plaintiffs are seeking $20 million actual and $5 million punitive damages for injuries sustained by Ann Doe as a result of an alleged sexual assault by two minor boys who were at our Inn in Pearl, Mississippi. The Company has denied any liability for any injuries sustained by Ann Doe or her parents based on the factual circumstances and applicable law. The Company will vigorously defend against this claim. The Company is fully insured for this claim and does not expect that this case will have any material adverse effect upon its financial condition.

Jameson Inns, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

9.    Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended March 31,
	2004	2003
Numerator
Net loss	$(6,411,972)	$(615,230)
Preferred stock dividends	(1,667,190)	(1,667,190)

	$(8,079,162)	$(2,282,420)

Denominator
Weighted average shares outstanding	14,078,363	11,860,718
Less: Unvested restricted shares	(582,050)	(586,887)

	13,496,313	11,273,831

Basic and Diluted Loss Per Common Share
Net loss attributable to common stockholders	$(0.60)	$(0.20)

Options to purchase 965,000 and 384,100 shares of common stock for the three month period ended March 31, 2004 and 2003, respectively, were outstanding but were not included in the computations of diluted loss per share because the securities’ exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive. Additionally, for all periods presented, the potential conversion of the Series S Preferred Stock was not included in the computation of diluted earnings per share as the effect of conversion would be antidilutive.

37,000,000 Shares of Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY	STIFEL, NICOLAUS & COMPANY
INCORPORATED

JMP SECURITIES

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14	Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee, and the Nasdaq National Market additional listing fee.

Securities and Exchange Commission registration fee	$14,765
NASD filing fee	$10,505
Blue Sky fees and expenses	*
Nasdaq National Market additional listing fee	*
Transfer agent and registrar fees	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Miscellaneous fees	*

Total

*	To be filed by amendment.

Item 15	Indemnification of Directors and Officers

Under the Georgia Code, a corporation may indemnify its directors and officers made a party to any proceeding (except for stockholder derivative suits or when a director or officer is adjudged liable for receiving an improper personal benefit), if such director or officer acted in good faith, for a purpose he or she reasonably believed to be in the best interests of the corporation, or if not acting in his or her official capacity, not opposed to the best interests of the corporation, and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify the director or officer for reasonable expenses incurred in connection with the proceeding if the officer or director acted in good faith for a purpose he or she reasonably believed to be in or, in the case of a director or officer not working in his or her official capacity, not opposed to the best interests of the corporation. Additionally, any director or officer who has been successful on the merits or otherwise in the defense of any proceeding will be entitled to indemnification.

The Georgia Code permits a corporation to advance expenses relating to the defense of any proceeding to directors or officers contingent upon such individual’s:

•	written affirmation of his or her good faith belief that his or her conduct is not of the kind prohibited under the Georgia Code; and

•	commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

The indemnification described under the Georgia Code is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the articles of incorporation or bylaws, or, when authorized by such articles of incorporation or bylaws, (a) a resolution of stockholders, (b) a resolution of directors or (c) an agreement providing for indemnification.

The Jameson bylaws provide that each officer and director shall be indemnified for all losses and expenses (including attorneys’ fees and costs of investigation) arising from any action or other legal proceeding, whether civil, criminal, administrative or investigative, including any action by and in our right, because he or she is or was our director, officer, employee or agent or, at our request, of any other organization. Our bylaws also provide for the advance of expenses with respect to any such action, subject to the officer’s or director’s written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and the officer’s and director’s written agreement to repay any advances if it is determined that he or she is not entitled to be indemnified.

Similarly, our bylaws permit us to enter into agreements providing each officer or director indemnification rights substantially similar to those set forth in our bylaws, and such agreements have been executed between us and each director. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in our articles and our bylaws, it provides greater assurances to officers and directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or by the stockholders to eliminate the rights it provides.

Any indemnification by us pursuant to the provisions of our articles, our bylaws or the indemnification agreements described above will be paid out of our assets and will not be recoverable from the stockholders. To the extent that the foregoing indemnification provisions include indemnification for liabilities arising under the Securities Act in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable. Jameson purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

Item 16	Exhibits

Exhibit Number		Description
1.1	—	Underwriting Agreement*

2.1	—	Membership Interest Purchase Agreement for the purchase of Kitchin Hospitality, LLC dated September 10, 2003 and incorporated by reference to Schedule 14A filed December 8, 2003

4.1	—	Specimen certificate of Common Stock incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 (File No. 33-71160)

4.2	—	Specimen certificate of 9.25% Series A Cumulative Preferred Stock incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A filed March 13, 1998 (File No. 000- 23256)

4.3	—	Specimen certificate of $1.70 Series S Cumulative Convertible Preferred Stock incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A filed March 26, 1999 (File no. 000-23256)

5.1	—	Opinion of Conner & Winters, P.C.

10.1	—	Jameson 1993 Stock Incentive Plan incorporated by reference to Exhibit 10.22.1 to the Registration Statement on Form S-11, File No. 33-71160

10.2	—	Form of Stock Option Agreement under Jameson Inns, Inc. Stock Incentive Plan incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-11, File No. 33-71160

10.3	—	Amendment No. 1 to Jameson 1993 Stock Incentive Plan incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.4	—	1994 Amendment to Jameson 1993 Stock Incentive Plan incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.5	—	Amendment No. 3 to Jameson 1993 Stock Incentive Plan incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 1995

Exhibit Number		Description
10.6	—	Jameson Inns., Inc. Director Stock Option Plan incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.7	—	Jameson 1996 Stock Incentive Plan incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.8	—	Jameson 1997 Director Stock Option Plan incorporated by reference to Exhibit 10.17 to the Annual Report filed on Form 10-K for the year ended December 31, 1997

10.9	—	Form of Indemnification Agreement between Jameson Inns., Inc. and Directors and Officers incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-11, File No. 33-71160

10.10	—	Form of Construction Loan Agreement, Indenture, Security Agreement and Promissory Note for loan from Empire Financial Services, Inc. to Jameson Inns., Inc. (formerly Jameson Company) for construction of Jameson Inn incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-11, File No. 33-71160

10.11	—	Form of Construction Loan Indenture, Security Agreement, Assignment of Fees and Income, Promissory Note for $4.2 million revolving loan from Empire Financial Services, Inc. to Jameson Inns., Inc. incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 1993

10.12	—	Form of Deed to Secure Debt, Security Agreement, Assignment of Operating Lease, Assignment of Fees and Income, Promissory Note for loan from Empire Financial Services, Inc. to Jameson Inns., Inc. incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.13	—	Loan Modification Agreement and Note increasing by $2.6 million the revolving loan from Empire Financial Services, Inc. to Jameson Inns., Inc. incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 1995

10.14	—	Deeds to Secure Debt, Mortgages, Assignments and Security Agreements, Assignment of Rents and Leases, Assignments of Income and Promissory Note for $17,171,717 loan from Bank Midwest, N.A. to Jameson Inns, Inc. secured by 14 separate Jameson Inns incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-4, File No. 333-74149

10.15	—	Adjustable Rate Note dated June 30, 1996 in the amount of $1,050,000 from Jameson Inns, Inc. to Empire Financial Services, Inc. for loan on Waynesboro, Georgia Inn incorporated by reference to Exhibit 10.3 to the Report for the quarter ended March 31, 1996

10.16	—	Term Loan Agreement dated as of December 28, 1999, between Jameson Inns, Inc. and First National Bank & Trust; Mortgage; Security Agreement; Assignment of Rents and Leases; Mortgage Note for $3.7 million incorporated by reference to Exhibit 10.31 to the Annual Report filed on Form 10-K for the year ended December 31, 1999

10.17	—	Loan Agreement between the City of Elkhart, Indiana and Jameson Inns, Inc. dated as of December 1, 1999, relating to the issuance of $3,305,000 of Adjustable Rate Economic Development Revenue Refunding Bonds, Series 1999; Trust Indenture between City of Elkhart, Indiana and Firstar Bank, N.A. as Trustee, dated as of December 1, 1999; Escrow Deposit Agreement dated December 22, 1999, by and among Jameson Inns, Inc., the City of Elkhart, Indiana, Bank One Trust Company, NA as Escrow Trustee and Bank One Trust Company, NA as Prior Trustee; Specimen Irrevocable Letter of Credit dated December 22, 1999 for the benefit of bondholders for the account of Jameson Inns, Inc.; Reimbursement Agreement between Jameson Inns, Inc. and Firstar Bank, N.A. dated December 22, 1999; Mortgage, Assignment of Rents and Security Agreement from Jameson Inns, Inc. to Firstar Bank, N.A. dated as of December 22, 1999;

Exhibit Number		Description
Assignment of Leases and Rents from Jameson Inns, Inc. to Firstar Bank, N.A. dated as of December 22, 1999; Assignment and Subordination of Master Lease by Jameson Inns, Inc. and Kitchin Hospitality, LLC (formerly Jameson Hospitality, LLC) for the benefit of Firstar Bank, N.A. dated as of December 22, 1999; Environmental Indemnity Agreement by Jameson Inns, Inc. to and for the benefit of Firstar Bank, N.A. dated as of December 22, 1999; Agreement with respect to Pledged Bonds by and among Firstar Bank, N.A., as Trustee, Firstar Bank, N.A. as Letter of Credit Bank and Jameson Inns, Inc. dated as of December 1, 1999; Bond Purchase Agreement by and among the City of Elkhart, Indiana, Jameson Inns, Inc. and Banc One Capital Markets, Inc. dated as of December 21, 1999; Remarketing Agreement between Banc One Capital Markets, Inc. and Jameson Inns, Inc. dated as of December 1, 1999 incorporated by reference to Exhibit 10.32 to the Annual Report filed on Form 10-K for the year ended December 31, 1999

10.18	—	Schedule of documents substantially similar to Exhibit 10.17 incorporated by reference to Exhibit 10.33 to the Annual Report filed on Form 10-K for the year ended December 31, 1999

10.19	—	Loan Agreement dated as of September 27, 2000, between Jameson Inns, Inc. and Geneva Leasing Associates, Inc. for Signature Inn, Fort Wayne, Indiana; Mortgage, Assignment of Rents, Security Agreement and Financing Statement; and Note for $2,825,000 incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.20	—	Loan Agreement dated September 27, 2000, between Jameson Inns, Inc. and Republic Bank, Indianapolis, Indiana for Signature Inn, Indianapolis West; Mortgage, Security Agreement and Fixture Filing; Assignment of Deposits, Leases and Rents; Estoppel Certificate, Subordination and Attonment Agreement; and Promissory Note for $4,745,000 incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.21	—	Loan Agreement dated December 27, 2000, between Jameson Properties, LLC and First Bank, Peoria, Illinois for Signature Inn, Normal, Illinois; Mortgage and Security Agreement; Assignment of Leases and Rents; Subordination Agreement; Tenant Estoppel Agreement; Indemnity Agreement; and Promissory Note A for $6,000,000; Promissory Note B for $5,000,000 incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.22	—	Schedule of documents substantially similar to Exhibit 10.21 incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.23	—	Open-end Mortgage dated May 16, 2001 between Jameson Inns, Inc. and Cornerstone Bank for Signature Inn, Columbus, Ohio; Security Agreement, Equipment, Inventory Receivables; Assignment of Rents as Security; Hazardous Substance Indemnity Agreement; Depository Agreement; Promissory Note for $3,900,000; and Addendum to Promissory Note incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.24	—	Real Estate Mortgage dated March 28, 2001 between Jameson Alabama, Inc. and Empire Financial Services, Inc. for Jameson Inn, Tuscaloosa, Alabama; Assignment of Lease; Assignment of Operating Lease; Assignment of Fees and Income; Security Agreement; Adjustable Rate Note for $1,500,000; Unconditional Guaranty of Payment and Performance incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K for the year ended December 31, 2000

10.25	—	Schedule of documents substantially similar to Exhibit 10.24 incorporated by reference to Exhibit 10.44 to the Annual Report on Form 10-K for the year ended December 31, 2000

Exhibit Number		Description
10.26	—	Loan Agreement dated March 8, 2001, between Jameson Properties, LLC and Bank of Louisville, Louisville, Kentucky, for Signature Inn, Louisville East; Mortgage and Security Agreement (Fixture Filing Statement); Assignment of Rents and Leases; Subordination Agreement; Promissory Note for $5,000,000; and Guaranty Agreement of Jameson Inns, Inc. incorporated by reference to Exhibit 10.44 to the Annual Report on Form 10-K for the year ended December 31, 2001

10.27	—	Schedule of documents substantially similar to Exhibit 10.20 incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K for the year ended December 31, 2001

10.28	—	Schedule of documents substantially similar to Exhibit 10.24 incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K for the year ended December 31, 2001

10.29	—	Jameson 2003 Stock Incentive Plan incorporated by reference to the Schedule 14A filed December 8, 2003

10.30	—	Employment Contract with Thomas W. Kitchin dated February 19, 2004 incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed May 14, 2004

10.31	—	Employment Contract with Craig R. Kitchin dated February 19, 2004 incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed May 14, 2004

10.32	—	Employment Contract with William D. Walker dated February 19, 2004 incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed May 14, 2004

10.33	—	Schedule of documents substantially similar to Exhibit 10.32 incorporated by reference to Exhibit 10-6 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed May 14, 2004

23.1	—	Consent of Conner & Winters, P.C. (included in Exhibit 5.1)

23.2	—	Consent of Ernst & Young LLP

*	To be filed by amendment.

Item 17	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on June 24, 2004.

JAMESON INNS, INC.

By:	/s/ Thomas W. Kitchin
Thomas W. Kitchin, Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	TITLE	DATE

/s/ Thomas W. Kitchin Thomas W. Kitchin	Chairman of the Board of Directors, Chief Executive Officer (principal executive officer)	June 24, 2004

Craig R. Kitchin* Craig R. Kitchin	President and Chief Financial Officer (principal financial officer)	June 24, 2004

Martin D. Brew* Martin D. Brew	Treasurer and Chief Accounting Officer (principal accounting officer)	June 24, 2004

David S. Fraser* David S. Fraser	Director	June 24, 2004

Robert D. Hisrich	Director

Michael E. Lawrence* Michael E. Lawrence	Director	June 24, 2004

Thomas J. O’Haren* Thomas J. O’Haren	Director	June 24, 2004

By:	/s/ Thomas W. Kitchin
Thomas W. Kitchin, Attorney-in-Fact